Exhibit 99.1

Annual Report 2016

March 9, 2017

Thomson Reuters Annual Report 2016

Information in this annual report is provided as of March 1, 2017, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

•	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

•	“$,” “US$” or “dollars” are to U.S. dollars.

When we refer to our performance before the impact of foreign currency (or at “constant currency”), we mean that we apply the same foreign currency exchange rates for the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.

Non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

Thomson Reuters Annual Report 2016

Thomson Reuters Annual Report 2016

Business

Overview

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. We are a Canadian company with shares listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is www.thomsonreuters.com.

We are organized in three business units supported by a corporate center:

Financial & Risk

A leading provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides leading regulatory and operational risk management solutions.

Legal A leading provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting A leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	Reuters, a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

•	A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey.

•	An Enterprise Technology & Operations (ET&O) group which drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

In October 2016, we sold our Intellectual Property & Science business for gross proceeds of $3.55 billion. Intellectual Property & Science was classified as a discontinued operation for 2016 reporting purposes through the closing date of the sale. The business was subsequently renamed Clarivate Analytics.

Thomson Reuters Annual Report 2016

Business Model and Key Operating Characteristics

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Our businesses provide solutions, software and workflow tools which integrate our core data and information. The table below describes some of our key operating characteristics.

Industry leader	•	A leader in most of the market segments that we serve
	•	Deep and broad industry knowledge
	•	Products and services tailored for professionals
Balanced and diversified	•	Distinct core customer group revenues:
• 54% Financial & Risk
• 30% Legal
• 13% Tax & Accounting
• 3% Reuters News
	•	Geographical diversity by revenues:
• 62% from the Americas
• 27% from Europe, the Middle East and Africa
• 11% from Asia Pacific
	•	No single customer accounted for more than 2% of our 2016 revenues
	•	Technology and operating platforms are built to address the global marketplace
Attractive business model	•	86% recurring revenues
	•	93% of revenues from information delivered electronically, software and services
	•	Strong and consistent cash generation capabilities

2016 Performance Highlights

2016 was a year of continued progress executing against our operating and financial plans. Our company’s organic revenue growth was positive for the second consecutive year and our Financial business returned to revenue growth (before the impact of currency) in the second half of the year. Our core Legal and Tax & Accounting businesses also performed strongly in 2016.

Along with fueling growth, improving productivity and profitability is at the core of our strategy. In 2016, our internal initiatives led to further efficiency gains and greater savings.

We also remained focused in 2016 on continuing to provide an attractive return to shareholders through improved operating performance, an increased annualized dividend and share repurchases. Our business continued to generate significant free cash flow in 2016, which we are utilizing to both invest in the company and deliver value to shareholders through returns.

Below are IFRS and non-IFRS financial highlights from our full-year 2016 results. A detailed discussion of our 2016 financial results is provided in the Management’s Discussion and Analysis section of this annual report.

IFRS financial measures

(millions of U.S. dollars, except per share amounts)	2016	2015	Total Change
Revenues	11,166	11,257	(1%)
Operating profit	1,390	1,526	(9%)
Diluted EPS (includes discontinued operations)	$4.13	$1.60	158%

Thomson Reuters Annual Report 2016

Non-IFRS financial measures

			Change		Change Excluding Charges(1)
Non-IFRS Financial Measures(2) (millions of U.S. dollars, except per share amounts and margins)	2016	2015	Total	Constant Currency	Total	Constant Currency
Revenues	11,166	11,257	(1%)	1%	(1%)	1%
Adjusted EBITDA	2,954	3,089	(4%)	(6%)	2%	2%
Adjusted EBITDA margin	26.5%	27.4%	(90)bp	(190)bp	100bp	20bp
Underlying operating profit	1,930	2,055	(6%)	(9%)	4%	2%
Underlying operating profit margin	17.3%	18.3%	(100)bp	(180)bp	90bp	20bp
Adjusted earnings per share (adjusted EPS)	$1.79	$1.78	1%	(4%)	16%	12%

(1) Results exclude the impact of $212 million of fourth-quarter charges from adjusted EBITDA, underlying operating profit margin and adjusted EPS.

(2) Refer to Appendix A of the Management’s Discussion and Analysis section of this annual report for additional information on non-IFRS financial measures.

2016 was the fifth consecutive year that we met or exceeded each of the performance metrics in our external financial outlook. We originally communicated a full-year outlook in February 2016 which was updated in November 2016 to account for planned fourth-quarter charges related to the simplification and streamlining of our business. The table below compares our actual performance to our outlook as originally communicated and as updated to exclude charges from adjusted EBITDA margin and underlying operating profit margin.

Financial Measures (1)	2016 Outlook*	2016 Performance
Revenues	Low single digit growth	1% increase
Excluding Financial & Risk’s recoveries revenues	Between 2% and 3%	2% increase
Adjusted EBITDA margin	Between 25% and 26%	25.5%
Adjusted EBITDA margin, excluding charges	Between 27.3% and 28.3%	27.6%
Underlying operating profit	Between 16% and 17%	16.5%
Underlying operating profit margin, excluding charges	Between 18.4% and 19.4%	18.5%
Free cash flow	Between $1.7 billion and $1.9 billion	$2.0 billion

*The 2016 Outlook and 2016 performance were measured at constant currency rates relative to 2015, except for the 2016 free cash flow performance which was reflected at actual currency rates. Foreign currency had a favorable impact on actual adjusted EBITDA and underlying operating profit margins. Actual adjusted EBITDA and underlying operating profit margins were 26.5% and 17.3% including the charges, and 28.4% and 19.2% excluding the charges, respectively.

(1) This information includes non-IFRS financial measures. Please refer to Appendix A of the Management’s Discussion and Analysis section of this annual report for additional information on these non-IFRS financial measures, including how we define each of them and how we calculate them.

Thomson Reuters Annual Report 2016

Our Strategy

In late 2013, we announced our intention to change the way that we managed Thomson Reuters, transforming from a portfolio of individual operating companies to an integrated enterprise. Our strategy is to be the premier global provider of the most trusted, must-have decision support tools and workflow solutions to professionals in information-intensive and highly regulated businesses. We operate at the fast-changing intersection of regulation and commerce, where intelligence, technology and human expertise are required to achieve success in the digital economy. We continue to drive our growth strategy through the following three pillars:

Strengthen and enable the core

We made solid progress over the last three years in strengthening and enabling our core through simplification and productivity initiatives. We consolidated platforms by retiring 110 legacy applications, simplified our technical infrastructure by closing a number of data centers and consolidated 62 office locations. We also have been simplifying our product portfolio. In our Financial & Risk business, we reduced the number of our products by approximately 70% and our U.S. Legal business is in the midst of a similar initiative. We also reduced our workforce by approximately 20%. We believe that significant opportunities remain in 2017 to further simplify and improve productivity through our transformation initiatives.

Improve go-to-market capabilities

We continue to pursue opportunities to improve the impact of our go-to-market capabilities, which are focused on our customers and sales practices. In 2015, we established a new “Thomson Reuters Way” of going to market. The Thomson Reuters way involves a set of shared standards, processes, tools and technology that are utilized across the organization with a focus on increasing customer and revenue retention while driving new sales growth. We are also simplifying customer interactions and increasing e-commerce and digital customer experiences. In 2017, we are utilizing our transformation program methodology and resources towards key areas that are critical to our customers and sales force. First, we are looking to increase sales growth through more focused management and deployment of our go-to-market resources. We are also focused on systematically resolving and removing customer pain points. We are also looking to improve the productivity and effectiveness of our sales force.

Accelerate in high-growth market segments

We continue to reallocate more resources and increase investments in the businesses in our portfolio that we believe have the highest potential for growth – Risk, Elektron Data Platform, Legal Software & Services and Global Tax. These growth segments represented over one third of our total revenue base in 2016. We plan to continue focusing on these businesses in 2017.

Thomson Reuters Annual Report 2016

Three-Year History

In 2014, we began a new transformation program. The overarching objectives of this program are to (1) accelerate our organic revenue growth rate and (2) take advantage of our scale by integrating the disparate infrastructure resources that we inherited as a result of over 200 acquisitions completed over the previous decade.

2014 marked the beginning of a far more collaborative approach across our enterprise. We began developing an integrated approach for some of our largest customers to expand our footprint and drive growth. We consolidated platforms and real estate to drive efficiency and effectiveness. We also increased our innovation initiatives with dedicated funding to invest behind ideas, many of which can be leveraged across the business. We continued to approach our capital strategy and balance sheet strength in a consistent and disciplined manner. Our capital strategy is a critical part of our overall strategy and a key element in supporting and growing our business. As part of our capital strategy, we seek to balance investing in our business and returning capital to shareholders.

In 2015, we continued to transform from a product-centric business built on multiple platforms, to a customer-centric enterprise built on open platforms. As part of our transformation program, we reduced staff, continued to consolidate various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world, including increasing our leadership presence at a new Enterprise Centre, which was created to oversee our enterprise-wide content and technology resources. We increasingly focused on our organizational health and continued to pay close attention to metrics around employee engagement, customer satisfaction and customer retention. Our focus on health and wellness was also a key driver of improved employee engagement. In late 2015, we announced plans to sell our Intellectual Property & Science business to focus more on opportunities at the intersection of global commerce and regulation.

At the beginning of 2016, we created a new ET&O group to drive the continued transformation of our company into a more integrated enterprise. ET&O centralized more than 10 functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single Enterprise team. In October 2016, we completed the sale of our Intellectual Property & Science business for $3.55 billion in gross proceeds. We expanded our Canadian operations by creating a new Technology Centre in downtown Toronto, Ontario. The Toronto Technology Centre is expected to create 400 high-quality technology jobs in Canada by the end of 2018, with plans to grow to approximately 1,500 jobs over time. As part of our growing investment in Canadian talent and innovation, we announced that our Chief Executive Officer and Chief Financial Officer will be relocating to Toronto in 2017.

Over the last three years, our successes include the following accomplishments:

•	We delivered positive organic revenue growth for two consecutive years.

•	Productivity, based on measuring our adjusted EBITDA less capital expenditures per employee, has increased significantly. We improved adjusted EBITDA margins by 250 basis points, excluding charges. These productivity improvements resulted primarily from initiatives led by our ET&O group.

•	Thomson Reuters has been recognized as a great place to work. Employee engagement was at an all-time high in the fourth quarter of 2016, significantly increasing over the last two years. In 2016, Thomson Reuters was included in The Economist’s “Global Diversity List” and Forbes’ “Best Companies for Work-Life Balance” and we were ranked #66 of 100 “Most In Demand Employers” by LinkedIn. We were the only Canadian company included on Fortune’s 2016 list of “The World’s Most Admired Companies.”

•	Our strategic workforce planning initiative has changed our overall employee footprint. Overall, our workforce decreased 20% over the last three years. We have also changed the mix of our employee population, with customer-facing roles now representing a greater percentage of the total.

•	We have made significant shifts in our capital and overall resources prioritization processes, directing an increasingly larger percentage of our resources to our highest growth opportunities. Our four key growth areas (Risk, Elektron Data Platform, Legal Software & Services and Global Tax) received increases in cash investments between 2015 and 2016 and we also increased headcount in those businesses over the same period. We funded those investments through savings generated by our transformation program and through a reduction in resources allocated to our other businesses. In 2017, the cash investment in these areas is expected to continue to grow. Greater focus on resource prioritization has enabled us to grow our revenue base in these four key segments and also led us to sell our Intellectual Property & Science business.

Thomson Reuters Annual Report 2016

We have consistently and successfully been implementing our capital strategy announced in late 2013. Over the last three years, we dramatically reduced our acquisition activity as we focused the organization on driving organic growth. From 2014 to 2016, we completed 16 acquisitions for a cost of $316 million compared to closing 97 acquisitions for a cost of $3.8 billion between 2011 and 2013. The maturity dates for our term debt are also well balanced with no significant concentration in any one year. At the end of 2016, the average interest rate on our debt portfolio was 4.2% with an average maturity of eight years. We have returned $7.1 billion to shareholders over the last three years through share repurchases and dividends.

Financial & Risk

Through its open platform approach, Financial & Risk provides critical news, information and analytics, enables transactions and connects communities of trading, investment, financial and corporate professionals. It also provides leading regulatory and risk management solutions to help customers anticipate and manage risk and compliance.

The following provides a summary of Financial & Risk’s 2016 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

    Growth rates are in constant currency and are compared to 2015.

Financial & Risk’s business mix has been evolving over the last few years, as reflected below. Financial & Risk’s proportion of revenues from the Elektron Data Platform and Risk has grown, while the proportion of revenues from Desktop has declined. Over the same period, Financial & Risk has increased the proportion of its revenues from buy side customers (compared to sell side customers). Financial & Risk continues to have a fairly balanced and global presence in terms of where it derives its revenues.

Thomson Reuters Annual Report 2016

Financial

The Financial business provides a broad and robust range of offerings to financial markets professionals. It delivers global content sets, including fundamentals, estimates and primary and secondary research. Financial also provides customers with tools, platforms, venues and services to enable fast, intelligent decision-making. Financial’s flagship financial markets desktop platform is Thomson Reuters Eikon.

Major brands

The following table provides information about Financial’s major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Thomson Reuters Eikon	Flagship desktop platform providing pre-trade decision-making tools, news, real-time pricing, research and analysis, charting, analytics, portfolio tools, trading connectivity and collaboration tools	Investment professionals, portfolio managers, wealth managers, research analysts, economists, strategists, investment bankers, professional services and private equity professionals, salespeople, traders, brokers, corporate treasurers, corporate strategy and research professionals, financial analysts and supply chain and procurement managers
Thomson ONE	Integrated access to information, analytics and tools delivered within workspaces designed specifically for each target customer’s workflow	Wealth management firms, professional services and private equity professionals Corporate customers, including strategy and research professionals, treasurers and finance professionals
Thomson Reuters BETA	A complete suite of integrated, intelligent solutions to manage retail brokerage operations, including workflow and productivity tools, transaction processing, reporting and archiving, data delivery and more	Wealth management firms
Thomson Reuters Elektron	Flexible, high performance, cross asset data and trading infrastructure that includes low latency real-time data feeds, non real-time data, analytics and transactional connectivity. Services can be offered in a range of deployment and hosted models	Investment banks, asset managers, custodians, liquidity centers and depositories, hedge funds, prime brokers, proprietary traders, inter-dealer brokers, multilateral trading facilities (MTFs), central banks and fund administrators
Thomson Reuters Enterprise Platform	Scalable and robust technology platforms that enable financial institutions to control real-time information flows	Financial institutions
FX Trading Solutions

Foreign Exchange (FX) Trading

Premium pre-trade, execution and post-trade desktop with access to a professional FX trading community of over 4,000 institutions and 15,000 users in more than 120 countries around the world

FX and money market traders, sales desks, hedge funds and alternative market makers, asset managers, banks, broker/dealers and prime brokers
Electronic Trading Powerful e-commerce solutions for automated FX price distribution and risk management used by banks globally
FXall Dealer-to-client multibank trading and workflow solutions used by institutions globally with liquidity from over 160 leading providers
Tradeweb	Global electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products which connects major investment banks with institutional customers	Institutional traders

Thomson Reuters Annual Report 2016

Competition

Our Financial business competes with a wide range of large and specialist providers which primarily include Bloomberg, FactSet, S&P (including its Capital IQ business), FIS, ICE Data Services, Telekurs, Dow Jones and large IT vendors, such as IBM. The FX business primarily competes with large inter-dealer brokers, such as NEX Group’s (formerly ICAP) EBS platform and other electronic communication networks (ECNs) such as Bloomberg. Tradeweb’s principal competitors include MarketAxess and Bloomberg. The Financial business also competes with single-dealer and multi-dealer portals.

Risk

Our Risk business provides a comprehensive suite of solutions designed to help our customers address third party risk (customer, supplier and partner), regulatory compliance, corporate governance, operational risk controls and pricing and valuation. Risk’s solutions combine powerful technology with trusted regulatory and risk intelligence to deliver integrated offerings to financial services and multinational institutions for global regulatory intelligence, financial crime prevention, anti-bribery, anti-money laundering and anti-corruption, know-your-customer (KYC) and other due diligence, compliance management, internal audit, e-learning and risk management services.

The following table provides information about Risk’s major product categories.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Customer and Third Party Risk	Information, software products and managed services which include Thomson Reuters World-Check risk intelligence, Thomson Reuters Org ID (KYC compliance managed service) and Enhanced Due Diligence reports to help organizations detect, assess and minimize potential risks with customers, suppliers and partners and protect against reputational and financial damage	Compliance and risk management professionals, money laundering reporting officers, general counsels, supply chain and procurement managers and business leaders
Regulatory Intelligence and Regulatory Change Management	Information and software products which include global coverage of over 750 regulatory bodies and more than 2,500 collections of regulatory and legislative materials with exclusive news and analysis from our global team of regulatory compliance experts and journalists. Incorporates insight and content and maps relevant policies to rule changes to comprehensively evaluate their effect on businesses	Corporate compliance, risk management professionals, corporate and company secretaries, general counsels, business leaders, boards of directors and law firms
Compliance Learning	Training programs which assist in changing behavior and supporting a culture of integrity and compliance	Corporate compliance, risk management professionals, anti-money laundering reporting officers, corporate and company secretaries, general counsels, human resources, business leaders, boards of directors and law firms
Internal Audit and Controls	Internal auditing and internal controls testing, including risk assessment, global issue tracking and administration	Audit management professionals, business leaders and boards of directors
Enterprise Risk Management	Risk management solution that helps identify, document and assess strategic and operational risks, including loss events, key risk indicators, assessment responses and scenario analysis data	Risk management professionals, business leaders and boards of directors
Pricing and Reference Services	A suite of products for non-streaming cross-asset class content globally; supports the management of financial risk, including such instruments as peer-to-peer or marketplace loans	Custodians, banks, insurance companies, fund administrators, pension firms, mutual funds, hedge funds, sovereign funds, underwriters, market makers, accounting firms and government institutions

Thomson Reuters Annual Report 2016

Competition

Risk’s products and services compete with a wide variety of global, regional and niche competitors. Risk’s Customer and Third Party Risk key competitors include Dow Jones and LexisNexis. Regulatory Intelligence products primarily compete with Wolters Kluwer, LexisNexis, Bloomberg and MetricStream. Regulatory Change Management products primarily compete with Wolters Kluwer, IBM Watson Analytics and Nasdaq BWise. Risk’s pricing and reference services business primarily competes with ICE Data Services, Bloomberg and a number of smaller asset pricing and reference data providers.

Legal

Legal is a leading provider of critical online and print information, know-how, decision tools, software and services. The business serves customers in law firms, corporate legal departments and governments, including federal, provincial, state and local government lawyers and judges, as well as investigators.

The following provides a summary of Legal’s 2016 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

Growth rates are in constant currency and are compared to 2015.

In recent years, Legal has been focused on driving growth in its Solutions businesses, which are subscription-based as well as transactional. U.S. Online Legal Information is composed of Westlaw and Practical Law. Revenues for Legal’s U.S. Print business have been declining and are expected to continue to decline given the shift in the industry to digital consumption.

The following shows Legal’s revenue performance by business type since 2013:

Growth rates are in constant currency.

Thomson Reuters Annual Report 2016

Major brands

The following table provides information about Legal’s major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Westlaw (U.S.) Sweet & Maxwell (U.K.) Thomson Reuters Canada Legal Aranzadi (Spain) La Ley (Argentina)

Legal, regulatory and compliance information-based products and services

Thomson Reuters Westlaw is Legal’s primary online legal research delivery platform in the United States. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features, and navigation tools to find and share specific points of law and search for analytical commentary

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, China, France, Hong Kong, India, Ireland, Japan, Malaysia, New Zealand, Paraguay, Peru, Singapore, South Korea, Spain, the United Kingdom, Uruguay and other countries. Through Westlaw International, we offer our online products and services to customers in markets where we do not offer a fully localized Westlaw service

Law firm and corporate legal professionals, law students, law librarians, legal professionals in government agencies and trademark professionals
Practical Law Practice Point	Legal know-how, current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada, Australia and China	Law firm and corporate legal professionals and legal professionals in government agencies
Legal Tracker	Online matter management, e-billing and legal analytics services (formerly known as Serengeti)	Corporate legal professionals
Legal Managed Services	Outsourced legal services (formerly known as Pangea3)	Corporate legal and law firm professionals
Elite 3E ProLaw Legal One	Suite of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management	Law firm and professional services, legal, finance and technology professionals
FindLaw	Online legal directory, website creation and hosting services, law firm marketing solutions, peer rating services	Law firm professionals, marketers and consumers
eDiscovery Point Case Notebook Drafting Assistant Court Express	Electronic discovery software, research tools, case analysis software and deposition technology, as well as expert witness, document review and document retrieval services and drafting tools to support each stage of the workflow	Law firm and corporate legal professionals, paralegals and court professionals
C-Track Court Management Solutions	Software suite to support e-filing, case management and public access solutions for courts which can be integrated with other court applications	Judges, lawyers, court and law firm staff and general public
ProView	Professional grade e-reader platform	Law firm and corporate legal professionals, legal academics, legal professionals in courts, government agencies and government departments
CLEAR PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results	Fraud prevention and investigative professionals in government, law enforcement, law firms and businesses

Thomson Reuters Annual Report 2016

Competition

Legal’s primary global competitors are RELX Group (which operates LexisNexis) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, including Bloomberg BNA, as well as practice and matter management software companies, client development providers and other service providers that support legal professionals.

Tax & Accounting

Tax & Accounting is a leading global provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The following provides a summary of Tax & Accounting’s 2016 revenues. For additional information, please see the Management’s Discussion and Analysis section of this annual report.

Growth rates are in constant currency and are compared to 2015.

Major brands

The following table provides information about Tax & Accounting’s major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
ONESOURCE	Comprehensive global tax compliance solution with local, country-specific focus to manage a company’s entire tax lifecycle. ONESOURCE software and services, which can be sold separately or as a suite, include solutions for tax planning, tax provision, tax compliance, transfer pricing, trade and customs, tax information reporting, trust, property, and overall tax workflow management and data management	Tax departments of multinational and domestic corporations, accounting firms, financial institutions and tax authorities
Checkpoint	Integrated information solution that addresses market disruption through integrated research, editorial insight, workflow productivity tools, online learning and news updates, along with intelligent links to related content and software	Accounting firms, corporate tax, finance and accounting departments, international trade professionals, law firms and governments
CS Professional Suite	Scalable, integrated suite of desktop and online software applications that encompass key aspects of a professional accounting firm’s operations – from collecting customer data and posting finished tax returns to the overall management of the accounting practice. Applications include tax preparation, engagement, practice management, document management and workflow management solutions for both large and small firms	Accounting firms

Thomson Reuters Annual Report 2016

Major Brands and Product Categories	Type of Product/Service	Target Customers
Onvio	Innovative, international suite of cloud-based products that brings aspects of accounting firm operations into a single, accessible online platform. Available applications include document management, file sharing and collaboration, time and billing, workpaper management and project management	Accounting firms
Aumentum	Integrated software solution for governments to manage the entire property lifecycle in order to simplify property tax functions and improve services to taxpayers	Government offices (treasurers, tax collectors, auditors, clerks, assessors, land managers)
Digita	U.K. tax compliance and accounting software and services	Accounting firms, corporate tax, finance and accounting departments, law firms and governments
DT Max	Canadian tax compliance software products as well as state-of-the-art productivity tools for accounting firms. Applications include tax preparation and compliance, practice management, document management and workflow management solutions for any size firm	Accounting firms

Competition

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer. Other major competitors include Intuit in the professional software and services market segment; CORPTAX (owned by Corporation Services Company) in the corporate software and services market segment; and Bloomberg BNA in the tax research market segment. Tax & Accounting also competes with other providers of software and services and ERP vendors.

Global Growth Organization

Our Global Growth Organization (GGO) works with our Financial & Risk, Legal and Tax & Accounting businesses to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. Financial results for GGO are reported within our segment businesses results. Geographic areas that GGO is focused on include Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States (CIS) and Turkey.

Reuters

Founded over 165 years ago and powered by nearly 2,500 journalists around the world, our news has a reputation for speed, impartiality and insight. Reuters is dedicated to upholding the Thomson Reuters Trust Principles and preserving independence, integrity and freedom from bias in the gathering and dissemination of information and news. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.

We provide trusted business, financial, national and international news to professionals through Thomson Reuters desktops, the world’s media organizations and directly to consumers via www.reuters.com and Reuters TV. In 2016, we delivered over 2.3 million unique news stories, over 1.5 million news alerts, nearly 800,000 pictures/images and over 100,000 video stories.

Primary competitors of Reuters include the Associated Press, Agence France-Presse, Bloomberg and Dow Jones.

Thomson Reuters Annual Report 2016

Additional Business Information

Corporate

Our corporate office seeks to foster a group-wide approach to management while allowing our business units sufficient operational flexibility to serve their customers effectively. The corporate office’s primary areas of focus are strategy, capital allocation, technology operations and infrastructure and talent management. The corporate office is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration, share plans and training and development.

At the beginning of 2016, many of our core operational functions were combined in a single organization at corporate called Enterprise Technology & Operations (ET&O). The ET&O group is part of our Enterprise Centre. ET&O brings together nearly 12,300 employees (approximately 30% of our total workforce as of year-end 2016) and approximately $3.3 billion of our total operating expense across nearly 200 locations. It unified more than 10 functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single Enterprise team. We believe that ET&O provides us with a greater opportunity to accelerate our progress on scale and growth initiatives and allows us to sharpen our focus on allocating resources to our growth priorities.

In the second quarter of 2017, our Chief Executive Officer and Chief Financial Officer are relocating to Toronto. Our corporate offices are located around the world, including in Toronto, Canada; Stamford, Connecticut; New York, New York; Baar, Switzerland; Eagan, Minnesota; London, United Kingdom; Carrollton, Texas and Bangalore, India.

Technology

We believe that we can make information more relevant, more personal and deliver it faster to our customers through the smart use of technology. By using shared platforms and working across our businesses, we are making our data more accessible and valuable for our customers, no matter how they access it.

We believe we are continually transforming our content, products, services and company to better meet our customers’ needs. We are focused on securing our customer data and global systems as we implement and enhance our security programs.

In 2016, we continued to transform our Technology group to a more unified enterprise, bringing together our development and operations, content platforms, research and applied innovation teams. We also opened our new Technology Centre in Toronto in the second half of the year.

We have expanded our Thomson Reuters Labs program with the launch of new facilities in Singapore, Cape Town, London and Zurich, enabling us to further collaborate with businesses, customers, start-ups and academic institutions on data-driven innovation and research.

Intellectual Property

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations.

Research and Development

Innovation is essential to our success and is one of our primary bases of competition.

We believe we are in a unique position to help shape how professionals find, evaluate, interact with, consume and act upon information. Our Applied Innovation group explores emerging and future technologies such as blockchain, cloud micro-services and virtual and augmented realities to help our business develop capabilities that innovate and build smarter products.

Thomson Reuters Annual Report 2016

Research & Development (R&D), which is part of our wider Applied Innovation group, performs computer science research and practical development in areas of cognitive computing, including machine learning and artificial intelligence. This group leads our Centre for Cognitive Computing in Toronto.

Sales and Marketing

We primarily sell our products and services directly to our customers. In addition, we sell some of our products and services online directly to customers. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs. Some of our products and services are sold through partners.

Corporate Responsibility & Inclusion

Corporate Responsibility & Inclusion (CR&I) is an integral part of the way we do business. Our combined approach encompasses community investment, diversity & inclusion and sustainability and seeks to empower sustainable growth for our people, our markets and our world. Our strategic approach supports our role as a responsible business, which is underpinned by our Trust Principles and Code of Business Conduct and Ethics. We also have a Supply Chain Ethical Code that is designed to ensure that our suppliers and vendors meet a specified set of standards and reflects anti-bribery and anti-corruption legislation. We continue to report on our progress and update on our key focus areas in our annual global CR&I report, which we post on www.thomsonreuters.com.

Community Investment

In 2016, our employees continued to invest in their local communities with nearly 138,000 hours of volunteering time, made possible with the support of our employee-led global volunteer networks. Our Matching Gifts and Volunteer Grants programs continue to be a cornerstone of our community investment efforts with employees across the company taking part in numerous fundraising and volunteering efforts throughout the year.

Diversity & Inclusion

To serve our customers and communities, we want to attract and retain the most talented individuals and create an environment where all our people can develop to their full potential. Valuing and promoting diversity and inclusion are key aspects of this objective. Our business resource groups also provide a network of support for other employees and work with the business to enhance professional development, recruitment and retention. To reflect the importance of a diverse workforce for all businesses, we launched a Diversity & Inclusion Index in 2016 using our own ESG (Environment, Social, Governance) data. The index ranks the top 100 publicly traded companies globally with the most diverse and inclusive workplaces. This data can be used to gain insight and help financial professionals screen companies for long-term opportunities and risks in their investments.

Sustainability

As a global company, we have a broad focus and an ongoing commitment to sustainability, both through the measurement and management of our own emissions and environmental impacts, and also through our own insights and thought leadership on sustainable growth. In 2016, we launched a section on our thought leadership site (www.sustainability.thomsonreuters.com/women) that explores the role that gender plays in sustainable development. The site features leaders from across the world exploring the benefits of gender equality on economic growth. Our site continues to provide insights from Reuters and other partners on current trends and stories in the sustainability space.

We continue to make progress in our own environmental process, as we continue to identify ways to assess, monitor and manage our carbon footprint.

Thomson Reuters Foundation

The Thomson Reuters Foundation stands for free independent journalism, human rights, women’s empowerment and the rule of law. Leveraging the skills, values and expertise of our company, the Foundation plays a leading role in the global fight against human trafficking and runs a number of programs and initiatives that trigger change and empower people globally: free legal assistance, media development and in-depth coverage of the world’s underreported stories. Additional information on the Foundation can be found at www.trust.org.

Thomson Reuters Annual Report 2016

Acquisitions and Dispositions

As part of our focus on organic revenue growth, we reduced our acquisition activity significantly over the last three years, spending $112 million in 2016, $37 million in 2015 and $167 million in 2014. Between 2009 and 2013, we completed over 150 acquisitions and had average annual acquisition spend of $950 million during that period. Many of our acquisitions have been tactical and complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. We have also directed our acquisitions to broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. In 2017, we plan to continue to focus on driving organic growth. However, we expect to make tactical acquisitions that we believe will strengthen our positions in key growth segments.

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also sold a number of businesses during the last several years. As mentioned earlier in this annual report, we sold our Intellectual Property & Science business in October 2016 for gross proceeds of $3.55 billion.

For more information on acquisitions and dispositions that we made in the last two years, please see the Management’s Discussion and Analysis section of this annual report.

Employees

The following table sets forth information about our employees as of December 31, 2016.

By Region
Americas	21,800
Europe, Middle East and Africa (EMEA)	9,900
Asia Pacific	14,000
By Unit
Financial & Risk	10,900
Legal	8,500
Tax & Accounting	3,300
Global Growth Organization (GGO)	3,300
Reuters	2,700
Corporate	17,000
ET&O	12,300
Other	4,700
Thomson Reuters	45,700

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

Thomson Reuters Annual Report 2016

Properties and Facilities

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2016.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use
610 Opperman Drive, Eagan, Minnesota, United States	2,792,000	Owned	Legal headquarters and operating facilities
3 Times Square, New York, New York, United States	555,500	Owned/Leased[4]	Financial & Risk operating facilities and Corporate office
Technopolis Bangalore, India	455,500	Leased	Financial & Risk operating facilities
2395 Midway Road, Carrollton, Texas, United States	409,150	Owned	Tax & Accounting headquarters and operating facilities
Geneva, Switzerland	291,160	Owned	Financial & Risk operating facilities
Canary Wharf[1], London, United Kingdom	282,700	Leased	Financial & Risk operating facilities
Blackwall Yard, London, United Kingdom	240,000	Owned	Financial & Risk Dockland’s Technical Center
Boston, Massachusetts[2] , United States	190,566	Leased	Financial & Risk operating facilities
333 Bay Street, Toronto, Ontario, Canada[3]	81,350	Leased	Corporate office and Legal and Financial & Risk operating facilities

1	We are in the process of consolidating four existing London locations into a new location at 5 Canada Square in Canary Wharf. We are moving into the Canada Square location in phases and it will eventually consist of approximately 315,000 sq. ft. by 2020. The Canada Square location will replace the existing 282,700 sq. ft. that we occupy at 30 South Colonnade in Canary Wharf.
2	Consists of two addresses.
3	The main lease covers approximately 86,350 sq. ft. We sub-leased 5,000 sq. ft. of this space to a third party.
4	We lease this facility from 3XSQ Associates, an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property. The main lease covers approximately 688,000 sq. ft. and we have sub-leased approximately 163,000 sq. ft. to a third party. We separately sub-lease an additional 30,500 sq. ft.

Thomson Reuters Annual Report 2016

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the financial services and legal industries.

While we believe that we operate in attractive market segments at the intersection of global commerce and regulation, our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in North America, Europe, Asia Pacific and Latin America. In 2016, we derived approximately 84% of our revenues from our financial and legal businesses.

In 2016, the economic environment for our core businesses continued to be challenging, which was similar to that experienced in recent years. The momentum and pace of growth continued to be unequal around the world, as advances in some regions were offset by weaknesses in others. Uncertainty in global economic and market conditions, particularly around the U.K.’s referendum to leave the European Union (Brexit) and the U.S. presidential election, continued to cause disruptions and volatility worldwide, particularly in the financial services industry. The financial services industry remains challenged with heightened regulatory scrutiny, increasing capital requirements, lower transaction volumes in certain markets and asset classes, consolidation among firms and relatively low overall anticipated market growth. A number of banks continue to implement structural changes designed to reduce costs, including job cuts. In 2016, the combination of these factors continued to put intense pressure on financial institutions’ profitability and returns. At the same time, increased and more complex regulatory requirements have caused many financial institutions to increase their spending on compliance and risk-related matters. Continued global economic uncertainty and future downturns in the financial services industry in one or more of the countries in which we operate or significant trading market disruptions could adversely affect our Financial & Risk business.

Uncertain and changing economic conditions also continue to impact the legal industry, which experienced relatively flat to modest growth in 2016. Larger law firms in particular continue to be challenged in their efforts to increase revenue growth as corporate counsels limit increases in billing rates and hours, keep more work in-house and insist on increased transparency and efficiency from law firms. This has caused a number of law firms to increase their focus on increasing efficiency and reducing costs (including spending on legal research). As expected, we have also continued to experience a decline in U.S. Legal’s print revenues as customers increasingly migrate to our online offerings and as law firms reduce library space for print materials. While we have been allocating greater amounts of capital to our solutions offerings within the Legal business that we believe present the highest growth opportunities, an accelerated decline in print revenues or another decline in U.S. online legal information revenues in the future could adversely affect our profitability and cash flows.

Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

Thomson Reuters Annual Report 2016

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. As new technologies continue to change the competitive landscape, our customers increasingly look to us to help them take action, not just provide content.

•	Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do.

•	We also compete with smaller and sometimes newer companies, some of which are specialized with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up companies to enter the market more quickly than they would have been able to in the past. In 2016, global investment in the financial technology, or “FinTech”, space increased compared to the prior year.

•	We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

To better serve the needs of their existing customers and to attract new customers, our competitors continue to:

•	enhance and improve their products and services (such as by adding new content and functionalities);

•	develop new products and services;

•	invest in technology; and

•	acquire additional businesses and partner with other businesses in key sectors that will allow them to offer a broader array of products and services.

Some of our competitors are also aggressively marketing their products as a lower cost alternative and offering price incentives to acquire new business, although we believe that many of our customers continue to see the value reflected in our offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished.

Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). For example, in 2016, our Financial & Risk business continued to be impacted by its commercial pricing adjustments in connection with the migration of its buy-side and foreign exchange customers onto the segment’s unified platform. If we are unable or unwilling to reduce prices or make additional investments in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings.

In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. In the financial services industry, some firms have also invested in competitors to our Financial & Risk business, in part due to increasing regulatory and cost considerations or to pursue their own business models. If more of our customers become self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our revenues, profitability and cash flows could be adversely affected.

Thomson Reuters Annual Report 2016

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, and maintaining a strong position in the sectors that we serve. In 2017, we are seeking to increase revenue growth and profitability, improve customer experience and our sales and marketing expertise and continue to simplify the organization.

•	We are reallocating more resources and increasing investments in opportunities in our four strategic growth priorities – Risk, Elektron Data Platform, Legal Software & Services and Global Tax. These four growth areas represented over one third of our 2016 revenues. While we are confident that this focus will lead to increased revenues, there is no assurance that we will be successful in increasing our company’s overall revenue growth in the future.

•	Disruptive technologies such as machine automation, artificial intelligence, data synthesis and user-generated capabilities are creating a need to adapt rapidly to the shifting landscape. While we are focused on these changes to the landscape, if we fail to adapt, our financial condition and results of operations could be adversely impacted.

•	Growth in today’s business environment has required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. These initiatives involve a number of risks, including the risk that the expected synergies will not be realized, that the expected results will not be achieved, that the new initiative may conflict or detract from our existing businesses or that security measures may not be adequate. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.

Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of a number of our existing flagship products, such as Thomson Reuters Eikon, Thomson Reuters Elektron, Thomson Reuters Westlaw and ONESOURCE. We have also successfully migrated customers from legacy offerings to our current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.

Some of our businesses, in particular Legal, continue to evolve towards becoming greater providers of solutions to our customers as part of an ongoing transformation from focusing primarily on providing data and information. These solutions often are designed to integrate our core information with software and workflow tools. While we believe that transitioning a greater part of our business to solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of solutions may result in lower profit margins.

In addition, we have been attracting new customers and continuing to expand into Asia, Latin America and the Middle East through our Global Growth Organization. With our current focus on organic growth, it may take us a longer period of time and we may need to incur greater costs to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to increase our revenues may be adversely affected.

Historically, our customers accessed our web-based products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets and other mobile devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). If our competitors are able to release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

Thomson Reuters Annual Report 2016

Fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause some of our customers to lose confidence in our security measures and could result in increased costs for our company.

Similar to other global multinational companies that provide services online and also due to the prominence of our Financial & Risk and Reuters news businesses, we experience cyber-threats, cyber-attacks and security breaches, which can include unauthorized attempts to access, disable, improperly modify or degrade our information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” e-mails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-threats in particular vary in technique and sources, are persistent, frequently change and increasingly are more sophisticated, targeted and difficult to detect and prevent against. None of these threats and related incidents to date have been material to our business.

While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and we utilize third party technology product and services to help identify, protect and remediate our company’s information technology systems and infrastructure against security breaches and cyber-incidents, our measures may not be adequate or effective to prevent, identify or mitigate attacks by hackers or breaches caused by employee error, malfeasance or other disruptions. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses.

We are also dependent on security measures that some of our third party suppliers and customers are taking to protect their own systems and infrastructures. For example, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, we may experience operational difficulties and increased costs. In addition, if a customer experiences a data security breach that results in the misappropriation of some of our proprietary business information, our company’s reputation could be harmed, even if we were not responsible for the breach.

We collect, store, use and transmit sensitive data, including public records, intellectual property, our proprietary business information and personally identifiable information of our employees on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Any fraudulent, malicious or accidental breach of data security could also result in unintentional disclosure of, or unauthorized access to, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third party suppliers, even if no breach has been attempted or occurred, could also adversely impact our brand and reputation and materially impact our business.

Misappropriation, improper modification, destruction, corruption or unavailability of data and information or ransom demands due to cyber-attacks or other security breaches could damage our brand and reputation and customers could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

We rely heavily on our own and third party telecommunications, data centers, network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues and reputation.

Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our telecommunications, data centers, networks and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use.

Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer

Thomson Reuters Annual Report 2016

viruses, could cause our systems to operate slowly or could interrupt service for periods of time. While we have disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up facilities for our primary data centers, a testing program and staff training, our systems are not always fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include the emergence of proprietary data feeds from other markets, high market volatility, decimalization, reductions in trade sizes resulting in more transactions, new derivative instruments, increased automatically-generated algorithmic and program trading, market fragmentation resulting in an increased number of trading venues, and multiple listings of options and other securities. Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example:

•	Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost;

•	Several companies and organizations have made certain legal and financial information publicly available at no cost; and

•	“Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Public sources of free or relatively inexpensive information may reduce demand for our products and services. Demand could also be reduced as a result of cost-cutting initiatives at certain companies and organizations. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

In 2016, approximately 41% of our revenues were derived outside of North America. As of December 31, 2016, approximately 60% of our employees were located outside of North America.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•	Difficulties in penetrating new markets due to established and entrenched competitors;

•	Difficulties in developing products and services that are tailored to the needs of local customers;

•	Lack of local acceptance or knowledge of our products and services;

•	Lack of recognition of our brands;

•	Economic slowdowns, instability and volatility in local markets and political instability of governments;

Thomson Reuters Annual Report 2016

•	Unavailability of local companies for acquisition or joint venture partners;

•	Exposure to possibly adverse governmental or regulatory actions in countries where we operate or conduct business;

•	Higher inflation rates in the countries in which we do business;

•	The impact of foreign currency fluctuations on prices charged to local customers, notably in connection with the strengthening of the U.S. dollar;

•	Changes in laws and policies affecting trade and investment in other jurisdictions; and

•	Exposure to varying and sometimes conflicting legal standards.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities.

We generate a significant percentage of our revenues from recurring, subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2016, 86% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In our Legal and Tax & Accounting business units, our customers have increasingly been seeking products and services delivered electronically and continue to migrate away from higher margin print products. In 2016, our Legal U.S. print-related revenues declined 7%. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements.

In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.

If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

We may be adversely affected by changes in legislation and regulation, which may impact how we provide products and services and how we collect and use information.

Legislative and regulatory changes that impact our customers’ industries (in particular, customers of our Financial & Risk business) may impact how we provide products and services to our customers. The implementation of the European Market Infrastructure Regulation (EMIR) and the revision of the Markets in Financial Instruments Directive (MiFID II) and new rules and regulations associated with such revision may also impact how we provide products and services to our Financial & Risk customers.

Laws relating to electronic and mobile communications, privacy, data security, data protection, anti-money laundering, e-commerce, direct marketing and digital advertising and the use of public records have also become more prevalent and developed in recent years. Brexit and the new U.S. presidential administration have created some legal uncertainties and it is difficult to predict in what form laws and regulations will be adopted, changed or repealed, how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.

Thomson Reuters Annual Report 2016

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the E.U. Data Protection Directive and various U.S. state regulations. These laws and regulations are continuously evolving. In 2016, the European Commission and U.S. adopted a new framework structure called Privacy Shield to govern transfers of personal data from the European Union and Switzerland to the United States. Certain privacy groups have launched legal challenges against Privacy Shield. In May 2018, a new E.U. General Data Protection Regulation (GDPR) will replace the existing E.U. Data Protection Directive. The GDPR will introduce new data protection requirements and related compliance obligations in the E.U. and significantly increases fines for breaches. We are also subject to data localization laws in certain countries, which require us to store and process certain types of data within a particular country.

Existing, new and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers;

•	Increase our cost of doing business or require us to change some of our existing business practices; and

•	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).

Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputation harm for any violations.

Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.

We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2016, our effective tax rate was lower than the Canadian corporate income tax rate due significantly to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Changes in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits may adversely affect our results (notably our income tax expense) and our effective tax rate. Tax-related changes or tax rulings may also require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. Tax laws and regulations that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, are looking to increase their tax revenues through increased audit activity and tax reform. For example, in 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years related to our intercompany transfer pricing practices. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period. Although we disagree with the IRS’s position and are contesting the issue in U.S. Tax Court, the outcome of the matter is uncertain and if it were to be resolved against us in an unfavorable manner, it could adversely affect our financial results for a particular period. In addition, various tax-related legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. The Organization for Economic Co-operation and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, has been working on a coordinated, multi-jurisdictional approach to address issues in existing tax systems associated with “base erosion and profit shifting” (BEPS) that the OECD believes may lead to tax avoidance by global companies. In 2015, the OECD finalized many of its recommendations pursuant to the BEPS action plan and shifted its focus to the implementation and monitoring of these recommendations. In 2016, the member states of the European Union adopted an anti-tax avoidance directive which is intended

Thomson Reuters Annual Report 2016

to provide uniform implementation of BEPS measures across all of the member states by the start of 2020. In the United States, the current administration has indicated that it would like to pursue tax reform legislation. Changes in the tax laws of various jurisdictions in which we do business could result from these developments and such changes could increase our worldwide tax liabilities and the related income tax expense.

Currency and interest rate fluctuations and volatility in global currency markets may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. Foreign currency movements have been unusually volatile over the last three years and volatility in foreign currencies is expected to continue as the U.K. negotiates its exit from the European Union.

Exchange rate movements in our currency exposures may cause fluctuations in our consolidated financial statements. As our operations outside of the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the Euro, the British pound sterling, the Japanese yen and the Canadian Dollar. We mitigate this exposure to our operating cash flow by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. However, because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact, and therefore our income statement will reflect volatility from exchange rate movements.

We monitor the financial stability of the foreign countries in which we operate. Global markets continued to experience uncertainty in 2016, and continuing volatility could adversely affect our results.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We have experienced significant organizational changes over the last few years.

•	In October 2016, we completed the sale of our Intellectual Property & Science business.

•	As part of our simplification and transformation initiatives, we have reduced staff, consolidated various technology platforms and content assets, standardized internal processes, outsourced various activities, and consolidated various offices/real estate around the world, including increasing our leadership presence at our new Enterprise Centre.

•	In the second quarter of 2017, our Chief Executive Officer and Chief Financial Officer will be relocating from the United States to Toronto.

Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.

Furthermore, we may not realize cost savings and synergies that we expect to achieve from our current strategic initiatives due to a variety of risks, including, but not limited to, operational challenges across impacted business units, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our profitability and related margins.

If we do not continue to attract, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to attract, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals,

Thomson Reuters Annual Report 2016

particularly those with experience in technology and data science. Competition for professionals in our financial services and legal businesses in particular can also be intense as other companies seek to enhance their positions in our market segments. In addition, competition for experienced talent in our faster growing geographic areas outside of the United States and Europe continues to intensify, requiring us to increase our focus on attracting and developing highly skilled future leaders in our most strategically important locations in those areas of the world. Future organizational changes could also cause our employee attrition rate to increase. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers. Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including employment matters, commercial matters, defamation claims and intellectual property infringement claims. Regardless of the merit of legal actions and claims, such matters can be expensive, time consuming, or harmful to our reputation and in recognition of these considerations, we may engage in arrangements to settle litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents. Our company (as well as other companies) have experienced alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other

Thomson Reuters Annual Report 2016

costs that we would incur defending such a claim. We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

Acquisitions have historically been an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Acquisition spending may also reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio. In 2016, we completed the sale of our Intellectual Property & Science business. These transactions may involve challenges and risks. There can be no assurance that future divestitures will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy. Although we have established procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. In addition, we expend costs and management resources to complete divestitures and manage post-closing arrangements. Completed divestitures may also result in continued financial involvement in the divested business, such as through guarantees, indemnifications, transition services arrangements or other financial arrangements, following the transaction.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Thomson Reuters Annual Report 2016

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. In 2013, following our announcement of a new capital strategy, our long-term debt rating was downgraded by Moody’s and Standard & Poor’s, which increased our credit facility fee and borrowing costs. Any further downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

We have significant funding obligations for pension arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we have contributed to our pension plans to pre-fund certain obligations. In the first quarter of 2017, we contributed $500 million to our U.S. defined benefit pension plan to improve the funded status of that plan.

The valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 62% of our shares as of March 1, 2017. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares. For additional information, please see the “Additional Information – Woodbridge” section of this annual report.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares. For additional information, please see the “Additional Information – Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2016

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed in the last two years, as well as information about our financial condition and future prospects. We recommend that you read this in conjunction with our 2016 annual consolidated financial statements, as management’s discussion and analysis is intended to supplement and complement our financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2017 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Outlook” and “Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 1, 2017.

We have organized our management’s discussion and analysis in the following key sections:

Executive Summary – a brief overview of our business, 2016 results and 2017 outlook	30

Results of Operations – a comparison of our 2016 and 2015 results	38

Liquidity and Capital Resources – a discussion of our cash flow and debt	57

Outlook – our current financial outlook for 2017	65

Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	67

Subsequent Events – a discussion of material events occurring after December 31, 2016 and through the date of this management’s discussion and analysis	68

Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	68

Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	71

Additional Information – other required disclosures	71

Appendix – supplemental information and discussion	73

To help you understand this management’s discussion and analysis:

•	We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in Appendix A of this management’s discussion and analysis.

•	Our consolidated financial statements are reflected in U.S. dollars. References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. References to “bp” means “basis points” and “n/a” and “n/m” refer to “not applicable” and “not meaningful”, respectively. One basis point is equal to 1/100th of 1%, so “100bp” is equivalent to 1%. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Thomson Reuters Annual Report 2016

•	We refer to our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the relevant period.

•	When we refer to “net sales” of a business, we are referring to its new sales less cancellations. When we use the terms “organic” or “organically”, we are referring to our existing businesses.

Executive Summary

Our Company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

We are organized in three business units supported by a corporate center:

Financial & Risk

A provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal A provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting A provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	Reuters, a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

•	A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our business units.

•	An Enterprise Technology & Operations (ET&O) group, which was created in January 2016, drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Thomson Reuters Annual Report 2016

In October 2016, we sold our Intellectual Property & Science business for gross proceeds of $3.55 billion. Intellectual Property & Science was classified as a discontinued operation for 2016 reporting purposes through the closing date of the sale. To facilitate a comparison with our 2016 results, prior-year period amounts in this management’s discussion and analysis have been restated to conform to the current period’s presentation. See the “Results of Operations – Discontinued Operations” section of this management’s discussion and analysis for additional information.

Our Business Model and Key Operating Characteristics

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

The table below describes some of our key operating characteristics.

Industry Leader • A leader in most of the market segments we serve • Deep and broad industry knowledge • Products and services tailored for professionals

Balanced and Diversified

•      Three distinct core customer groups – our 2016 revenues were: 54% Financial & Risk; 30% Legal; 13% Tax & Accounting; and 3% Reuters News

•     Geographical diversity – our 2016 revenues were 62% from the Americas, 27% from Europe, the Middle East and Africa (EMEA) and 11% from Asia Pacific

•      No single customer accounted for more than 2% of our 2016 revenues

•      Technology and operating platforms are built to address the global marketplace

Attractive Business Model

•      86% of our 2016 revenues were recurring

•      93% of our 2016 revenues were from information delivered electronically, software and services

•      Strong and consistent cash generation capabilities

In the “Results of Operations” section of this management’s discussion and analysis, we discuss the 2017 business outlook and trends for our Financial & Risk, Legal and Tax & Accounting businesses.

Thomson Reuters Annual Report 2016

2016 Results and Key Accomplishments

Below are the financial highlights of our 2016 results. You can find a more detailed discussion of our 2016 performance in the “Results of Operations” section of this management’s discussion and analysis.

IFRS Financial Measures (millions of U.S. dollars, except per share amounts)	2016	2015	Total Change
Revenues	11,166	11,257	(1%)
Operating profit	1,390	1,526	(9%)
Diluted EPS (includes discontinued operations)	$4.13	$1.60	158%

Revenues: Revenues declined as higher subscription revenues were more than offset by the impact of foreign currency as well as declines in transactions revenues and in Financial & Risk’s low margin recoveries revenues.

Operating profit: Operating profit decreased due to fourth-quarter severance charges of $212 million to further simplify and streamline the business.

Diluted EPS: Diluted EPS, which includes discontinued operations, increased due to a $2.0 billion gain on the sale of the Intellectual Property & Science business.

Additionally, 2016 was the fifth consecutive year that we met or exceeded each of the performance metrics in our external financial outlook. We originally communicated a full-year outlook in February 2016, which was updated in November 2016 to account for planned fourth-quarter charges of between $200 million and $250 million to simplify and streamline our business. We subsequently incurred $212 million of severance charges in the fourth quarter (referred to as the “charges” in this management’s discussion & analysis). The table below compares our actual performance to our outlook as originally communicated and as updated to exclude charges from adjusted EBITDA margin and underlying operating profit margin:

Non-IFRS Financial Measures (1)	2016 Outlook(2)	2016 Performance(2)
Total Revenues Excluding Financial & Risk’s recoveries revenues	Low single digit growth Between 2% and 3%	1% increase 2% increase
Adjusted EBITDA margin Adjusted EBITDA margin, excluding charges	Between 25% and 26% Between 27.3% and 28.3%	25.5% 27.6%
Underlying operating profit margin Underlying operating profit margin, excluding charges	Between 16% and 17% Between 18.4% and 19.4%	16.5% 18.5%
Free cash flow	Between $1.7 billion and $1.9 billion	$2.0 billion

(1) Refer to Appendix A for additional information on non-IFRS financial measures.

(2) The 2016 Outlook and 2016 performance were measured at constant currency rates relative to 2015, except for the 2016 free cash flow performance which was reflected at actual currency rates. Foreign currency had a favorable impact on actual adjusted EBITDA and underlying operating profit margins. Actual adjusted EBITDA and underlying operating profit margins were 26.5% and 17.3% including the charges, and 28.4% and 19.2% excluding the charges, respectively.

In 2016, we executed against the following priorities:

Accelerate Organic Revenue Growth. In 2014, we began a new transformation program. One of the overarching objectives of this program is to accelerate our organic revenue growth rate. In 2016, we used cost savings generated by our transformation program efficiency initiatives to fund investments in faster growing businesses and we focused our efforts on customer retention and new sales in our core market segments. As a result, our 2016 revenues grew 1% on a constant currency basis, representing the second consecutive year of organic revenue growth for our business. Our Financial & Risk segment achieved revenue growth in the second half of 2016, despite a continued, but expected decline in recoveries revenues. While lower transaction revenues in our Legal segment and challenges in the Government business of our Tax & Accounting segment negatively impacted revenues, the core subscription portions of these businesses generated strong revenue growth throughout the year.

Thomson Reuters Annual Report 2016

Improve profitability. The second overarching objective of our transformation program is to take advantage of our scale by integrating the disparate infrastructure resources that existed as a result of over 200 acquisitions completed over the previous decade. In 2016, we continued to transform our company from a portfolio of individual businesses into a more integrated enterprise. At the beginning of 2016, we created a new Enterprise Technology & Operations (ET&O) group to drive this continued transformation. In order to better leverage our scale, ET&O centralized more than 10 functions (most notably, our technology functions, operations centers, real estate and sourcing) into a single Enterprise team. In 2016, we achieved significant benefits from our transformation initiatives, and we used the savings to invest in faster growing businesses. As a result, our adjusted EBITDA margin improved 20bp in constant currency, excluding fourth-quarter 2016 severance charges of $212 million.

Consistent Capital Strategy. We continued to execute a consistent capital strategy, balancing reinvestment in our core businesses with return of capital to our shareholders through dividends and share repurchases. In 2016, we generated $2.0 billion of free cash flow. Additionally, we sold our Intellectual Property & Science business for gross proceeds of $3.55 billion. We returned $2.7 billion to shareholders during the year through share repurchases and dividends. In February 2016, we increased our dividend for the 23rd consecutive year.

Additional financial highlights for 2016.

			Change		Change Excluding Charges
Non-IFRS Financial Measures (1) (millions of U.S. dollars, except per share amounts and margins)	2016	2015	Total	Constant Currency	Total	Constant Currency
Revenues	11,166	11,257	(1%)	1%	(1%)	1%
Adjusted EBITDA	2,954	3,089	(4%)	(6%)	2%	2%
Adjusted EBITDA margin	26.5%	27.4%	(90)bp	(190)bp	100bp	20bp
Underlying operating profit	1,930	2,055	(6%)	(9%)	4%	2%
Underlying operating profit margin	17.3%	18.3%	(100)bp	(180)bp	90bp	20bp
Adjusted earnings per share (adjusted EPS)	$1.79	$1.78	1%	(4%)	16%	12%

(1) Refer to Appendix A for additional information on non-IFRS financial measures.

In constant currency, our revenues increased 1% as growth in subscription revenues more than offset the declines in transaction revenues and Financial & Risk’s recoveries revenues. Excluding the decline in recoveries revenues, consolidated revenues grew 2% in constant currency over 2015.

Revenue results by segment in constant currency were as follows:

•   Financial & Risk’s revenues were essentially unchanged as higher subscription and transaction revenues were offset by a decline in recoveries revenues. Financial & Risk’s revenues grew 2% excluding recoveries and the impact of ongoing commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on its unified platform.

•   Legal’s revenues increased 1%. Subscription revenues, which represented over 70% of Legal’s total revenues, grew 3%, but were partly offset by declines in transaction and U.S. Print revenues.

•   Tax & Accounting’s revenues grew 4%, reflecting growth across all its businesses, except its smallest unit, Government.

Thomson Reuters Annual Report 2016

Adjusted EBITDA, underlying operating profit and the related margins all decreased in 2016 due to the impact of $212 million of severance charges in the fourth quarter of 2016. Excluding the charges, all of these measures increased in total and on a constant currency basis from 2015.

Excluding the fourth-quarter charges:

•	The increases in adjusted EBITDA and underlying operating profit and the related margins included a favorable impact from currency. Currency benefited adjusted EBITDA and underlying operating profit margins by 80bp and 70bp, respectively. On a constant currency basis, each of these measures increased as higher revenues more than offset slightly higher operating expenses, which reflected savings from our efficiency initiatives and effective cost management.

•	The increase in adjusted EPS included a $0.07 benefit from currency. On a constant currency basis, adjusted EPS increased due to higher underlying operating profit, lower income tax expense, and the benefit of lower common shares due to repurchases.

2017 Outlook and Key Strategic Objectives

The following table sets forth our business outlook for 2017. For comparative purposes, 2016 actual amounts are also presented excluding the $212 million severance charges because we believe the charges distort the underlying performance of our business, since no benefits resulted from these actions in 2016. Cash payments associated with the charges did not have a meaningful impact on our free cash flow in 2016, as most of the payments will be made in 2017.

Financial Measures	2016 Actual	2017 Outlook
Revenues	$11.2 billion	Low single digit growth
Adjusted EBITDA margin(1) Adjusted EBITDA margin – excluding charges	26.5% 28.4%	28.8% - 29.8%
Adjusted EPS(1) Adjusted EPS – excluding charges	$1.79 $2.07	$2.35
Free cash flow(1)	$2.0 billion	$0.9 billion - $1.2 billion

(1) Refer to Appendix A for additional information on non-IFRS financial measures.

Our 2017 outlook assumes constant currency rates relative to 2016. The 2017 outlook does not factor in the impact of any acquisitions or divestitures that may occur during the year. Our outlook for free cash flow reflects cash payments in 2017 relating to the fourth-quarter 2016 charges, a $500 million contribution to our U.S. defined benefit pension plan made in January 2017, and the loss of free cash flow from the sale of Intellectual Property & Science.

Additional information is provided in the “Outlook” and “Segment Results” sections of this management’s discussion and analysis.

The following are our 2017 key financial priorities:

Accelerate Organic Revenue Growth

To accelerate organic revenue growth, we are continuing to execute key initiatives already in process, including using cost savings from our efficiency initiatives to invest in our higher growth businesses, including Risk, Elektron Data Platform, Legal Software & Solutions, and Global Tax. These growth segments represented over one third of our total revenue base in 2016. Additionally, we are focused on improving our customers’ experience by making it easier to conduct business with our company – from placing an order to paying a bill. We’re also focused on increasing the productivity of our sales force through better tools to ease administration and simpler commercial policies.

Continue to Drive Productivity Gains

We have made significant progress simplifying our business over the last three years, and we are focused on streamlining it even further. In 2017, each of our businesses plans to reduce the number of products it sells, which is expected to benefit our customers as well as our sales and customer representatives. Additionally, we plan to consolidate more offices, thereby reducing the number of locations in which we operate. As a result, we expect to increase our adjusted EBITDA margin compared to 2016.

Thomson Reuters Annual Report 2016

Deliver on Our Financial Objectives

In 2017, we plan to increase our adjusted EPS by approximately 15% to $2.35. We plan to continue executing a capital strategy that balances reinvestment in our core businesses with return of capital to our shareholders through dividends and share repurchases. In February 2017, we announced plans to repurchase an additional $1.0 billion of our shares and a $0.02 annualized increase in our dividend to $1.38 per share. This was the 24th consecutive year that we have increased our dividend.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Outlook” and “Cautionary Note Concerning Factors That May Affect Future Results”.

Revenue Dynamics and Related Trends

We derive revenues from a diverse customer base. No single customer accounted for more than 2% of our 2016 revenues. Below, we provide information regarding our 2016 revenues by media, type and geographic area.

By media. We derived 93% of our 2016 revenues (2015 – 92%) from information delivered electronically as well as from software and services. We derived the remaining 7% of our revenues from print products, primarily in our Legal segment. Most of our customers continue to migrate from print, as professionals around the world increasingly utilize resources online. We expect the decline in our print revenues to continue. We deliver most of our information electronically through the Internet, dedicated high-speed transmission lines to desktops and mobile devices. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and access new customers around the world. In addition, our offerings delivered electronically often combine software and services as integrated solutions to better serve the workflow needs of our customers. We increasingly offer software as a service, (sometimes referred to as a “SaaS” offering), as a number of our customers prefer for us to host their applications. The business mix of our products also impacts our operating profit margins. Specifically, products delivered electronically as well as from software and services typically have lower margins than our print products.

By type. We derived 86% of our 2016 and 2015 revenues from subscription or similar contractual arrangements, which most customers renew from year to year. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. The majority of our subscription arrangements have a term of one year and the remaining portion is largely for two or three year terms. These arrangements typically have renewal provisions. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. Recurring revenues for our Financial & Risk segment include recoveries, which are low margin revenues that we collect from customers and pass through to a third party provider in return for their content or services distributed through our platform.

Non-recurring revenues are principally comprised of transaction revenues from our Financial & Risk segment’s trading platforms and discrete sales, including sales of software, across all of our businesses. Legal and Tax & Accounting also have businesses that depend on transactional revenues. Transaction revenues can fluctuate significantly from period to period, depending on activity in the external market place. Increases or decreases in transaction revenues in a particular period can also impact the comparability of operating profit margins.

Thomson Reuters Annual Report 2016

By geography. In 2016, our revenues were 62% (2015 - 61%) from the Americas, 27% (2015 - 28%) from Europe, Middle East and Africa (EMEA) and 11% (2015 - 11%) from Asia Pacific. As part of our globalization, we have brought our global portfolio of products to local markets as well as modified existing products and services for local markets at relatively low incremental cost. However, some products and services need specific development for local markets or industry segments. While this may require higher incremental costs and result in initially lower margins, we try to maximize our global and regional scale and shared technology assets to improve margins over time. GGO, whose results are included in each of our segments, works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. Revenues from our GGO organization represented approximately 9% of our revenues in 2016 and 2015.

Expenses

A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable and our margins decrease. We invest some of the profits from our incremental revenues in our business, so the full impact of incremental revenues are not always reflected in our profitability. Our most significant operating expense is staff costs which are comprised of salaries, bonuses, commissions, benefits, severance, payroll taxes, and equity-based compensation awards. In 2016, staff costs represented 56% of our total 2016 expenses (2015 – 54%) and included $212 million of fourth-quarter severance charges.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues (such as transaction revenues) can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Acquisitions and Dispositions

Acquisitions. We are focused on driving organic growth. However, we make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. In 2016 and 2015, we spent $112 million and $37 million on acquisitions, respectively.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings and capabilities to achieve revenue growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

Dispositions. We optimize our portfolio of businesses by investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns. As a result, we sell businesses from time to time that are not fundamental to our strategy. In 2016, we sold our Intellectual Property & Science business for gross proceeds of $3.55 billion.

Thomson Reuters Annual Report 2016

Use of Non-IFRS Financial Measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes and our business Outlook. We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. These non-IFRS financial measures include:

•	Underlying operating profit and the related margin;

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted EPS;

•	Net debt;

•	Free cash flow; and

•	Return on invested capital, or ROIC.

Changes before the impact of foreign currency or at “constant currency”: In order to provide better comparability of our business trends from period to period, we also report changes in our revenues, underlying operating profit, operating expenses, adjusted EBITDA, margins and adjusted EPS, excluding the effects of foreign currency movements.

Changes excluding the 2016 fourth-quarter charges: We also report underlying operating profit, adjusted EBITDA, the related margins, and adjusted EPS excluding the 2016 fourth-quarter charges, in order to provide transparency about our performance relative to our original 2016 Outlook, which also excluded the charges. This approach aligns with the updated business Outlook that we provided in November 2016. We believe this supplemental information provides enhanced visibility into our performance.

As previously disclosed in our second quarter 2016 report, we redefined adjusted earnings and adjusted EPS in relation to certain tax computations to better align these definitions with current market practices and to reflect guidance issued in May 2016 by the U.S. Securities and Exchange Commission. These changes were effective for our third quarter reporting and reflected the following:

•	Tax effect of amortization of other identifiable intangible assets – we now remove the post-tax impact of amortization of other identifiable intangible assets. We previously removed the amortization of other identifiable intangible assets on a pre-tax basis.

•	Tax charge amortization – we no longer amortize the tax charge generated from our 2013 sale of technology and content assets to a related subsidiary over seven years.

To facilitate a comparison to our redefined adjusted earnings and adjusted EPS measures, we restated the prior-year computations for both of these measures in this management’s discussion and analysis. Under the redefined measures, our 2015 adjusted earnings and adjusted EPS are $18 million and $0.02 lower, respectively, for the fourth quarter and $77 million and $0.10 lower, respectively, for the full year. These changes had no impact on revenues, adjusted EBITDA, underlying operating profit or free cash flow.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendices B and C for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures. We are unable to provide reconciliations for non-IFRS measures presented in our 2017 outlook. Refer to the “Outlook” section of this management’s discussion and analysis for further explanation.

Thomson Reuters Annual Report 2016

Results of Operations — Continuing Operations

Basis of Presentation

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases exclude the results of our Intellectual Property & Science business, which was reported as a discontinued operation through the closing date of the sale, and include the results of acquired businesses from the date of purchase. We discuss the results of our Intellectual Property & Science business within the “Results of Discontinued Operations” section of this management’s discussion and analysis.

Consolidated Results

	Year ended December 31,
			Change		Change Excluding Charges
(millions of U.S. dollars, except per share amounts and margins)	2016	2015	Total	Constant Currency	Total	Constant Currency
IFRS Financial Measures
Revenues	11,166	11,257	(1%)
Operating profit	1,390	1,526	(9%)
Diluted EPS from continuing operations	$1.34	$1.37	(2%)
Non-IFRS Financial Measures
Revenues	11,166	11,257	(1%)	1%
Adjusted EBITDA	2,954	3,089	(4%)	(6%)	2%	2%
Adjusted EBITDA margin	26.5%	27.4%	(90)bp	(190)bp	100bp	20bp
Adjusted EBITDA less capital expenditures	2,049	2,138	(4%)
Adjusted EBITDA less capital expenditures margin	18.4%	19.0%	(60)bp
Underlying operating profit	1,930	2,055	(6%)	(9%)	4%	2%
Underlying operating profit margin	17.3%	18.3%	(100)bp	(180)bp	90bp	20bp
Adjusted EPS	$1.79	$1.78	1%	(4%)	16%	12%

Foreign currency effects

With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened against the British pound sterling and the Canadian dollar, weakened against the Japanese yen, and was essentially unchanged against the Euro in 2016 compared to 2015. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues, but had a positive impact on our adjusted EBITDA and underlying operating profit and the related margins.

Revenues

Revenues decreased due to the impact of foreign currency. On a constant currency basis, revenues increased driven by growth in subscription revenues. The combined revenue growth from our Legal and Tax & Accounting segments was 2%, while revenues for the Financial & Risk segment were essentially unchanged despite the expected decline in recoveries revenues. Excluding the decline in recoveries revenues, consolidated revenues grew 2% in constant currency over the prior year.

Revenues from GGO, which comprised approximately 9% of our revenues, increased 2% on a constant currency basis. Excluding the decline in Financial & Risk’s recoveries revenues and its ongoing commercial pricing adjustments, GGO revenues increased 6% on a constant currency basis.

Thomson Reuters Annual Report 2016

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	Year ended December 31,
			Change		Change Excluding Charges
(millions of U.S. dollars, except margins)	2016	2015	Total	Constant Currency	Total	Constant Currency
Operating profit	1,390	1,526	(9%)
Adjustments to remove:
Amortization of other identifiable intangible assets	528	548
Fair value adjustments	20	(6)
Other operating gains, net	(8)	(13)
Underlying operating profit	1,930	2,055	(6%)	(9%)	4%	2%
Remove: depreciation and amortization of computer software	1,024	1,034
Adjusted EBITDA(1)	2,954	3,089	(4%)	(6%)	2%	2%
Deduct: capital expenditures, less proceeds from disposals	905	951
Adjusted EBITDA less capital expenditures(1)	2,049	2,138	(4%)
Underlying operating profit margin	17.3%	18.3%	(100)bp	(180)bp	90bp	20bp
Adjusted EBITDA margin	26.5%	27.4%	(90)bp	(190)bp	100bp	20bp
Adjusted EBITDA less capital expenditures margin	18.4%	19.0%	(60)bp

(1) See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

In 2016, operating profit decreased due to 2016 severance charges of $212 million, partly offset by the favorable impact of foreign currency.

Similarly, adjusted EBITDA, underlying operating profit, adjusted EBITDA less capital expenditures and the related margins decreased due to the 2016 severance charges.

The severance charges were incurred in the fourth quarter and will begin to generate ongoing benefits in 2017. Because the charges distort the underlying performance of our business relative to the original outlook that we provided at the beginning of 2016, we provide supplemental information about our results excluding the charges. Excluding the charges, adjusted EBITDA, underlying operating profit, adjusted EBITDA less capital expenditures and the related margins all increased in total and on a constant currency basis. The increases on a constant currency basis were driven by higher revenues, which more than offset higher operating expenses, excluding the charges.

Operating expenses

	Year ended December 31,
			Change
(millions of U.S. dollars)	2016	2015	Total	Constant Currency
Operating expenses	8,232	8,162	1%	4%
Remove fair value adjustments(1)	(20)	6
Operating expenses, excluding fair value adjustments	8,212	8,168	1%	3%

(1) Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives within certain customer contracts due to fluctuations in foreign exchange rates, as well as mark-to-market impacts on certain share-based awards, due to changes in our share price.

Thomson Reuters Annual Report 2016

Operating expenses increased due to $212 million of severance charges in 2016, partly offset by favorable foreign currency. On a constant currency basis, operating expenses, excluding fair value adjustments, increased due to the 2016 charges as well as investments in our growth businesses and initiatives to transform our company into a more integrated enterprise. These increases were partly offset by cost savings from earlier efficiency initiatives and lower costs related to the decline in recoveries revenues in the Financial & Risk segment.

Depreciation and amortization

	Year ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Depreciation	313	340	(8%)
Amortization of computer software	711	694	2%
Subtotal	1,024	1,034	(1%)
Amortization of other identifiable intangible assets	528	548	(4%)

•	Depreciation and amortization of computer software on a combined basis decreased due to the favorable impact of foreign currency and the completion of depreciation and amortization of assets acquired or developed in previous years. These decreases were partly offset by expenses associated with capital spending on product development, network and infrastructure initiatives as well as accelerated amortization of certain software within in our Tax & Accounting segment.

•	Amortization of other identifiable intangible assets decreased due to the impact of foreign currency and the completion of amortization for certain identifiable intangible assets acquired in previous years. These decreases were partly offset by accelerated amortization associated with an intangible asset within our Tax & Accounting segment.

Other operating gains, net

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Other operating gains, net	8	13

In 2016, other operating gains, net, included gains on the sale of two Canadian wholly owned subsidiaries to a company affiliated with our principal shareholder, Woodbridge. These gains were partly offset by costs associated with acquisitions.

In 2015, other operating gains, net, included a gain on the sale of the Fiduciary Services and Competitive Intelligence unit of Financial & Risk’s Lipper business and a gain on the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge. These gains were also partly offset by costs associated with acquisitions.

Additional information about the Woodbridge transactions is provided in the “Related Party Transactions” section of this management’s discussion and analysis.

Net interest expense

	Year ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Net interest expense	403	416	(3%)

The decrease in net interest expense was primarily due to lower interest on our term debt obligations, an interest benefit associated with the release of certain sales tax liabilities and interest income from investing a portion of the proceeds from the sale of Intellectual Property & Science. These decreases were partly offset by higher interest on commercial paper borrowings. In 2016 and 2015, interest expense was impacted by debt financing activities discussed within the “Liquidity and Capital Resources – Cash Flow” section of this management’s discussion and analysis. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our term debt was essentially unchanged.

Thomson Reuters Annual Report 2016

Other finance income

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Other finance income	50	41

Other finance income included gains or losses related to changes in foreign exchange contracts and changes in foreign currency exchange rates on certain intercompany funding arrangements.

Tax (benefit) expense

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Tax (benefit) expense	(15)	34

In 2016, our effective income tax rate on earnings from continuing operations was a (1.4%) benefit compared to 2.9% expense in 2015. The comparability of our tax (benefit) expense was impacted by various transactions and accounting adjustments during each year. Additionally, the tax (benefit) expense in each year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized.

The following table sets forth certain components within income tax (benefit) expense that impact comparability from year to year, as well as tax (benefit) expense associated with items that are removed from adjusted earnings:

	Year ended December 31,
Tax Expense (Benefit) (millions of U.S. dollars)	2016	2015
Tax items impacting comparability:
Corporate tax rates(1)	(5)	9
Discrete changes to uncertain tax positions(2)	32	–
Other tax adjustments(3)	7	10
Subtotal	34	19
Tax related to:
Fair value adjustments	(19)	–
Amortization of other identifiable intangible assets	(156)	(160)
Other items	(9)	(8)
Subtotal	(184)	(168)
Total	(150)	(149)

(1) Relates to the net changes in deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2) Relates to the write-down of deferred tax assets to reflect the expected outcome of certain tax disputes.

(3) Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax (benefit) expense for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

Thomson Reuters Annual Report 2016

The computation of our adjusted tax expense is set forth below:

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Tax (benefit) expense	(15)	34
Remove: Items from above impacting comparability	150	149
Total tax expense on adjusted earnings	135	183

Our 2016 effective tax rate on adjusted earnings was 8.8% (2015 - 11.2%). On an IFRS basis and on an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.6% (2015 - 26.5%), primarily due to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside of Canada. As a global company, our income taxes depend on the laws of numerous countries where we operate and the provisions of multiple income tax conventions between various countries in which we operate.

Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

	Year ended December 31,
Taxes paid (millions of U.S. dollars)	2016	2015
Taxes paid related to continuing operations	48	187
Taxes paid related to the operations of discontinued operations	59	18
Taxes paid on sales of businesses (includes discontinued operations)	240	1
Total taxes paid	347	206

In 2016, the tax that we paid on our operations reflected a tax benefit of about $200 million related to a $500 million pension contribution made in the first quarter of 2017, which reduced the taxes we paid, but did not impact income tax expense.

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective tax rate will be dependent upon tax laws and conventions remaining unchanged or favorable to our company, as well as the geographic mix of our profits. See the “Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.

Earnings and diluted earnings per share (EPS) from continuing operations

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2016	2015	Change
Earnings from continuing operations	1,056	1,127	(6%)
Diluted EPS from continuing operations	$1.34	$1.37	(2%)

Earnings from continuing operations and the related per share amount decreased primarily due to lower operating profit, partly offset by lower income taxes. Diluted EPS from continuing operations also benefited from lower common shares outstanding.

Thomson Reuters Annual Report 2016

Adjusted earnings and adjusted EPS

	Year ended December 31,
			Change
(millions of U.S. dollars, except per share amounts and share data)	2016	2015	Total	Constant Currency
Earnings attributable to common shareholders	3,098	1,255	147%
Adjustments to remove:
Fair value adjustments	20	(6)
Amortization of other identifiable intangible assets	528	548
Other operating gains, net	(8)	(13)
Other finance income	(50)	(41)
Share of post-tax earnings in equity method investments	(4)	(10)
Tax on above items(1)	(184)	(168)
Tax items impacting comparability(1)	34	19
Earnings from discontinued operations, net of tax	(2,093)	(184)
Dividends declared on preference shares	(2)	(2)
Adjusted earnings	1,339	1,398	(4%)
Adjusted EPS	$1.79	$1.78	1%	(4%)
Diluted weighted-average common shares (millions)	749.0	784.1

(1) See the “Tax (benefit) expense” section above for additional information.

Adjusted earnings decreased primarily due to lower underlying operating profit, partly offset by lower income tax expense. Adjusted EPS increased as lower adjusted earnings was offset by the benefit from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources - Share Repurchases” section of this management’s discussion and analysis for additional information). Both adjusted earnings and adjusted EPS included a positive impact from foreign currency, which amounted to $0.09 on a per share basis.

The severance charges of $212 million that were recorded in the fourth quarter of 2016 negatively impacted adjusted earnings per share by $0.28. Excluding the charges, adjusted earnings increased 11% and adjusted earnings per share increased 16%.

Segment Results

We discuss the results of our three reportable segments as presented in our 2016 annual consolidated financial statements: Financial & Risk, Legal and Tax & Accounting. The operating results of Intellectual Property & Science, which was previously a reportable segment, were reported as a discontinued operation through the closing date of the sale. In connection with the sale of Intellectual Property & Science, we retained the Westlaw IP business, which is now part of the Legal segment. Prior-year amounts have been restated to conform to the current year’s presentation.

We also report “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

See note 4 of our 2016 annual consolidated financial statements for a reconciliation of our reportable segments to consolidated results as reported in our consolidated income statement.

We assess the performance of our reportable segments as follows:

Revenues

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”).

Thomson Reuters Annual Report 2016

Segment operating profit and segment operating profit margin

•	Segment operating profit represents operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments.

•	We do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.

•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

•	We also use segment operating profit margin, which we define as segment operating profit as a percentage of segment revenues.

EBITDA and EBITDA margin

•	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. See Appendix B of this management’s discussion and analysis for additional information.

Our definitions of segment operating profit, segment operating profit margin, EBITDA and EBITDA margin may not be comparable to that of other companies.

Financial & Risk

	Year ended December 31,
(millions of U.S. dollars, except margins)	2016	2015	Change
Revenues	6,057	6,148	(1%)
Revenue change at constant currency			-
EBITDA	1,629	1,701	(4%)
EBITDA margin	26.9%	27.7%	(80)bp
Segment operating profit	1,044	1,104	(5%)
Segment operating profit margin	17.2%	18.0%	(80)bp

Revenues were essentially unchanged on a constant currency basis, as the benefits from an annual price increase and the cumulative effect of positive net sales over the last 12 months were offset by a decline in recoveries revenues and commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform. However, both the rate of decline in recoveries revenues and the impact of the commercial pricing adjustments on Financial & Risk’s revenue growth rate diminished in the second half of 2016. Excluding the impact of the decline in recoveries revenues and the impact of the commercial pricing adjustments, Financial & Risk’s revenues increased 2% in 2016.

By geographic area, Financial & Risk’s revenues increased 2% (3% excluding recoveries) in the Americas and 1% (3% excluding recoveries) in Asia Pacific and decreased 2% (1% decrease excluding recoveries) in Europe, Middle East and Africa (EMEA).

Net sales were positive for the third consecutive year. By geographic area, net sales were positive in the Americas and Asia Pacific, but negative in EMEA reflecting cancellations from large European banks. Net sales were negative in the fourth quarter, as many banks make their budgeting decisions at the end of the year.

Financial & Risk’s business has been positively impacted by the following favorable trends:

•	Higher growth Elektron Data Platform and Risk products are becoming a greater proportion of Financial & Risk’s revenues, increasing from 31% in 2012 to 38% in 2016. Conversely, desktop revenues have decreased from 46% of Financial & Risk’s revenues in 2012 to 39% in 2016.

•	Second, Financial & Risk’s revenues from buy-side customers have increased from 37% in 2012 to 44% in 2016, as revenues from sell-side customers have decreased over the same period from 63% to 56%.

Thomson Reuters Annual Report 2016

Results by type in constant currency were as follows:

•   Subscription revenues increased 1% reflecting the benefit of the 2016 annual price increase and the cumulative effect of positive net sales over the last 12 months, partly offset by the commercial pricing adjustments on remaining legacy foreign exchange products. While desktop revenues declined 3%, Elektron Data Platform and Risk grew 6% collectively, as growing demand for these products by banks and financial firms reflect the need for our customers to reduce risk and lower costs;

•   Transactions revenues increased 2% as growth in Tradeweb, BETA brokerage processing and transactional revenues from the Risk business was partly offset by the impact of lower foreign exchange trading revenues; and

•   Recoveries revenues, which Financial & Risk collects from customers and largely passes through to a third-party provider, such as stock exchange fees, decreased 13%. The decline in these low-margin revenues reflected a small number of third-party information providers increasingly moving to direct billing arrangements with their customers. Recoveries have almost no impact on EBITDA or segment operating profit.

EBITDA, segment operating profit and the related margins decreased due to severance charges of $167 million to further simplify and streamline the business. The charges negatively impacted EBITDA and segment operating profit margins by 280bp each.

Excluding the charges, EBITDA and segment operating profit increased 6% and 10%, respectively, and the related margins increased 200bp each. These increases were primarily due to the impact of higher subscription and transaction revenues (on a constant currency basis) and cost savings from earlier efficiency initiatives, including platform consolidations completed in 2015, partly offset by increased investments in technology to drive further efficiency. On this basis, foreign currency benefited EBITDA and segment operating profit margins by 90bp and 80bp, respectively.

2017 Outlook and Trends

In the years since the financial crisis, increasing regulations, the low interest rate environment and slow economic recovery have created challenges for our largest Financial & Risk customers, including significant declines in their profit, especially in Europe and among major banks. While the prospect of less regulation and higher interest rates could benefit banks and financial services companies in the future, our Financial & Risk customers remain under pressure to reduce costs and drive efficiencies. As a result, they are accelerating the adoption of technology to reduce headcount and increase automation. Regulations and new technologies are driving profound and structural change in Financial & Risk’s market segments. Financial & Risk believes this environment creates opportunities for its Elektron Data Platform and Risk products, which address the increasing demand by banks and buy-side firms to reduce risk while lowering costs. At the same time, the current economic environment produces uncertainty, reflecting factors such as the U.K.’s plan to leave the European Union. Economic uncertainty can also impact market volumes of trading activity, on which a portion of Financial & Risk’s business depends. The current environment has also resulted in an evolving competitive landscape, including pricing pressures from traditional competitors, while new competitors emerge and offer new solutions.

Financial & Risk believes that it remains well positioned to support its customers through its scalable global platform with operations in all major financial centers. In 2017, Financial & Risk expects to continue to invest in growth opportunities and to improve its go-to-market performance by focusing on customers and implementing new account management tools. Financial & Risk also expects that its business mix will continue to evolve with higher growth Elektron Data Platform and Risk products becoming a greater proportion of revenue, and desktops comprising a smaller proportion. We do not expect recoveries revenues to have a major impact on Financial & Risk’s revenue growth in 2017. Additionally, Financial & Risk expects to largely complete the remaining commercial price adjustments on its legacy foreign exchange products by the end of the first half of 2017.

Thomson Reuters Annual Report 2016

Legal

	Year ended December 31,
(millions of U.S. dollars, except margins)	2016	2015	Change
Revenues	3,367	3,407	(1%)
Revenue change at constant currency			1%
EBITDA	1,232	1,268	(3%)
EBITDA margin	36.6%	37.2%	(60)bp
Segment operating profit	984	1,013	(3%)
Segment operating profit margin	29.2%	29.7%	(50)bp

Revenues increased on a constant currency basis as 3% growth in subscription revenues (74% of the Legal segment) more than offset a 6% decline in transaction revenues (12% of the Legal segment) and a 7% decline in U.S. Print revenues (14% of the Legal segment). Excluding U.S. Print, Legal’s revenues increased 2%.

Legal’s transaction revenues are less predictable, as they tend to be linked to variable activity in the market. However, our Legal segment continues to experience growth in the more stable subscription portion of its Solutions business, reflecting growth opportunities in the legal services market segment. The subscription portion of Legal’s Solutions business has grown from 31% of total Legal revenues in 2013 to 35% in 2016.

Results by line of business in constant currency were as follows:

•   Solutions businesses revenues include non-U.S. legal information and global software and services businesses. Solutions business revenues increased 2%, as 5% growth in subscription revenues led by U.K. Practical Law, Investigative & Public Records and Legal Tracker, was partly offset by a 6% decline in transaction revenues reflecting declines in Legal Managed Services and FindLaw revenues;

•    U.S. Online Legal Information revenues increased 2% due to growth in U.S. Practical Law and the impact of improved net sales and higher retention rates at Westlaw. This was the second year of positive growth for this business; and

•    U.S. Print revenues decreased 7%.

EBITDA, segment operating profit and the related margins decreased primarily due to severance charges of $26 million to further simplify and streamline the business. The charges negatively impacted EBITDA and segment operating profit margins by 80bp each.

Excluding the charges, EBITDA decreased 1% due to the unfavorable impact of foreign currency, while segment operating profit was essentially unchanged. The related margins increased 20bp and 30bp, respectively. On this basis, foreign currency benefited EBITDA and segment operating profit margins by 40bp and 30bp, respectively.

Thomson Reuters Annual Report 2016

2017 Outlook and Trends

Underlying trends in the legal services market segment are accelerating the pace of change and the intensity of competition. Among our Legal customers, power continues to shift from law firms to corporate general counsels, driving a need for greater efficiency. Global regulation and costs of compliance have increased significantly over the past few years. At the same time, significant deregulation of the legal services industry, particularly outside the United States, is creating new types of legal services providers and legal practitioners. New technology is also transforming the practice of law by simplifying routine legal work. While we believe that our online legal information offerings remain essential to our customers, changes in the legal services market segment have generated growth opportunities for our solutions businesses that provide tools for compliance, regulatory and risk-related issues. In recent years, a more moderate demand for legal services has impacted our law firm customers. However, in the current geo-political environment, the prospect of changing legislation across a spectrum of issues may increase demand for legal services, potentially leading to more demand for our products and services. As Legal’s marketplace evolves, it is experiencing price competition among traditional competitors and more start-up competitors are emerging, particularly around data analytics.

Legal believes it is well positioned to act on these trends through its integrated research offerings and practice management tools that are supported by advanced technology. In 2017, Legal plans to invest more in analytics and artificial intelligence in its core Westlaw product; implement initiatives to simplify sales interactions for customers; focus on opportunities around the shifting needs of corporate counsels; and continue to provide more business solutions to law firms. Legal expects that Solutions subscriptions will continue to drive revenue growth and that its U.S. print revenues will continue to decline. However, the impact of the decline of print on the Legal segment’s results is expected to diminish over time as U.S. Print increasingly represents a smaller portion of the Legal business.

Tax & Accounting

	Year ended December 31,
(millions of U.S. dollars, except margins)	2016	2015	Change
Revenues	1,452	1,417	2%
Revenue change at constant currency			4%
EBITDA	414	456	(9%)
EBITDA margin	28.5%	32.2%	(370)bp
Segment operating profit	283	343	(17%)
Segment operating profit margin	19.5%	24.2%	(470)bp

Revenues increased on a constant currency basis driven by 8% growth in recurring revenues (87% of the Tax & Accounting segment), partly offset by a 14% decline in transaction revenues, primarily within the Corporate and Government businesses. The Government business, Tax & Accounting’s smallest unit, reported lower revenues due to the continued impact of delays associated with two significant projects. Excluding the Government business, revenues increased 6%.

Results by line of business in constant currency were as follows:

•   Corporate includes revenues from a suite of global and local tax compliance, workflow and data management software and services. Corporate revenues increased 7% as recurring revenue growth of 12% was partly offset by a decline in transaction revenues primarily due to lower perpetual license revenues;

•    Professional includes revenues from tax, accounting, audit, payroll, document management, client portals and practice management applications and services. Professional revenues increased 8%, driven by 11% growth in recurring revenues;

•    Knowledge Solutions includes revenues from information, research, workflow tools and certified professional education. Knowledge Solutions revenues increased 2% primarily due to growth in the U.S. Checkpoint business; and

•    Government includes revenues from integrated property tax management and land registry solutions. Government revenues, which represent only 2% of Tax & Accounting’s revenue base, decreased 36%, due to delays associated with certain significant contracts. Revenues for the Government business are less predictable in nature, and growth rates can vary significantly from period to period.

Thomson Reuters Annual Report 2016

EBITDA and segment operating profit included severance charges of $18 million to further simplify and streamline the business. The charges negatively impacted EBITDA and segment operating profit margins by 130bp and 120bp, respectively.

Excluding the charges, EBITDA and segment operating profit decreased 5% and 12%, respectively, and the related margins decreased 240bp and 350bp, respectively. The decreases reflected charges in Tax & Accounting’s Government business largely caused by delays associated with certain long-term contracts and higher allocations of technology expenses. The declines in segment operating profit and the related margin also reflected higher depreciation and amortization, partially attributable to the accelerated amortization of certain assets in the Government business. In 2016, Tax & Accounting recorded $52 million of charges to segment operating profit for the Government business. Foreign exchange benefited EBITDA and segment operating profit margins by 90bp and 80bp, respectively.

In 2017, we expect that higher allocations of central costs, primarily technology related, will mitigate improvements to Tax & Accounting’s margins.

2017 Outlook and Trends

Taxes continue to be complex for corporations, professional firms and governments. Tax codes are changing rapidly around the world, creating compliance challenges for taxpayers and tax collectors alike. Global supply chains introduce complexity to tax and trade compliance as well as related planning for a growing share of companies. Governments are using tax and trade policies to attract investments and spur domestic growth, while at the same time introducing more rigorous compliance and collection mechanisms. This complexity drives the need to automate tax and accounting and trade compliance workflows and to access high-value-added tax research and education solutions. We believe the compliance challenges for taxpayers and tax collectors will sustain a steady demand for technology solutions to corporate tax departments, accounting firms, and government agencies. Competition, although highly fragmented, has increased because opportunities in the tax, accounting and compliance market are attractive. Non-traditional competitors, such as companies which offer Enterprise Resource Planning solutions, are also entering the market and price pressure is increasing.

Tax & Accounting believes it is well positioned for growth as its combination of its broad content and software-based workflow solutions provide competitive advantage. In 2017, Tax & Accounting plans to continue investing in workflow solutions arising from opportunities in specific industries, customer segments and geographic markets. Tax & Accounting also plans to improve its go-to-market capabilities making it easier for customers to interact with us and will continue to integrate its platform with widely-used enterprise resource planning systems.

Corporate & Other

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Revenues - Reuters News	304	296
Reuters News	(8)	(18)
Core corporate expenses	(373)	(387)
Total	(381)	(405)

Revenues from our Reuters News business increased primarily due to growth in Reuters Solutions, which includes content marketing and broadcast solutions, partly offset by lower news agency revenues and unfavorable foreign currency. Foreign currency had a 1% unfavorable impact on revenues.

Reuters News results reflected the favorable impact from higher revenues. The decrease in core corporate expenses was primarily due to the elimination of certain overhead costs in connection with the sale of Intellectual Property & Science and the allocation of additional costs, primarily technology, to the segments.

Thomson Reuters Annual Report 2016

Discontinued operations

In October 2016, we sold our Intellectual Property & Science business in order to focus more on opportunities at the intersection of global commerce and regulation. Intellectual Property & Science was reported as a discontinued operation through the closing date of the sale, and prior-year results have been restated to conform to the current year’s presentation. Intellectual Property & Science reported the following results:

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Earnings from discontinued operations, net of tax	2,093	184

The increase in earnings from discontinued operations, net of tax, was due to the $2.0 billion gain on the sale of the business.

Review of Fourth-Quarter Results

Consolidated Results

	Three months ended December 31,
			Change		Change Excluding Charges
(millions of U.S. dollars, except per share amounts and margins)	2016	2015	Total	Constant Currency	Total	Constant Currency
IFRS Financial Measures
Revenues	2,860	2,887	(1%)
Operating profit	294	433	(32%)
Diluted EPS from continuing operations	$0.35	$0.45	(22%)
Non-IFRS Financial Measures
Revenues	2,860	2,887	(1%)	1%
Adjusted EBITDA	635	802	(21%)	(24%)	6%	5%
Adjusted EBITDA margin	22.2%	27.8%	(560)bp	(680)bp	180bp	100bp
Adjusted EBITDA less capital expenditures	388	554	(30%)
Adjusted EBITDA less capital expenditures margin	13.6%	19.2%	(560)bp
Underlying operating profit	368	560	(34%)	(39%)	4%	2%
Underlying operating profit margin	12.9%	19.4%	(650)bp	(760)bp	90bp	20bp
Adjusted EPS	$0.31	$0.55	(44%)	(49%)	9%	7%

Foreign currency effects

With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened against the Euro and the British pound sterling, weakened against the Japanese yen, and was essentially unchanged against the Canadian dollar in the fourth quarter of 2016 compared to the same period in 2015. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues, but had a positive impact on our adjusted EBITDA and underlying operating profit and the related margins.

Thomson Reuters Annual Report 2016

Revenues

Revenues decreased due to the impact of foreign currency. Revenues increased on a constant currency basis driven by growth in subscription revenues. The combined growth from our Legal and Tax & Accounting segments was 1%. Financial & Risk revenues also grew 1% despite a continued, but more modest, decline in recoveries revenues. Accordingly, consolidated revenue growth on a constant currency basis, excluding the decline in recoveries revenues, remained at 1%.

Revenues from GGO were essentially unchanged on a constant currency basis. Excluding the decline in Financial & Risk’s recoveries revenues and its ongoing commercial pricing adjustments, GGO revenues increased 3% on a constant currency basis.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended December 31,
			Change		Change Excluding Charges
(millions of U.S. dollars, except margins)	2016	2015	Total	Constant Currency	Total	Constant Currency
Operating profit	294	433	(32%)
Adjustments to remove:
Amortization of other identifiable intangible assets	140	133
Fair value adjustments	(57)	(6)
Other operating gains, net	(9)	-
Underlying operating profit	368	560	(34%)	(39%)	4%	2%
Remove: depreciation and amortization of computer software	267	242
Adjusted EBITDA(1)	635	802	(21%)	(24%)	6%	5%
Deduct: capital expenditures, less proceeds from disposals	247	248
Adjusted EBITDA less capital expenditures(1)	388	554	(30%)
Underlying operating profit margin	12.9%	19.4%	(650)bp	(760)bp	90bp	20bp
Adjusted EBITDA margin	22.2%	27.8%	(560)bp	(680)bp	180bp	100bp
Adjusted EBITDA less capital expenditures margin	13.6%	19.2%	(560)bp

(1) See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased due to the 2016 severance charges of $212 million.

Similarly, adjusted EBITDA, underlying operating profit, adjusted EBITDA less capital expenditures and the related margins decreased due to the 2016 severance charges.

The severance charges were incurred in the fourth quarter and will begin to generate ongoing benefits in 2017. Because the charges distort the underlying performance of our business, we provide supplemental information about our results excluding the charges. Excluding the charges, adjusted EBITDA, underlying operating profit and the related margins all increased in total and on a constant currency basis. The increases on a constant currency basis were driven by higher revenues, as operating expenses excluding the charges were essentially unchanged.

Operating expenses

	Three months ended December 31,
			Change
(millions of U.S. dollars)	2016	2015	Total	Constant Currency
Operating expenses	2,168	2,079	4%	12%
Remove fair value adjustments(1)	57	6
Operating expenses, excluding fair value adjustments	2,225	2,085	7%	10%

(1) Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives within certain customer contracts due to fluctuations in foreign exchange rates as well as mark-to-market impacts on certain share-based awards, due to changes in our share price.

Thomson Reuters Annual Report 2016

Operating expenses increased due to the $212 million severance charges recorded in 2016, partly offset by favorable foreign currency. Similarly, on a constant currency basis, operating expenses, excluding fair value adjustments increased due to the 2016 charges.

Depreciation and amortization

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Depreciation	74	77	(4%)
Amortization of computer software	193	165	17%
Subtotal	267	242	10%
Amortization of other identifiable intangible assets	140	133	5%

•	Depreciation and amortization of computer software on a combined basis increased due to expenses associated with capital spending on product development, network and infrastructure initiatives and accelerated amortization of certain software within our Tax & Accounting segment. These increases were partly offset by the completion of depreciation and amortization of assets acquired in previous years.

•	Amortization of other identifiable intangible assets increased due to accelerated amortization of an intangible asset within our Tax & Accounting segment, partly offset by the completion of amortization for certain identifiable intangible assets acquired in previous years.

Net interest expense

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	Change
Net interest expense	99	102	(3%)

The decrease in net interest expense was primarily due to higher interest income and lower commercial paper borrowings, both of which resulted from the use of proceeds from the sale of the Intellectual Property & Science business. These decreases were partly offset by slightly higher interest on term debt due to debt financing activities discussed further within the “Liquidity and Capital Resources - Cash Flow” section of this management’s discussion and analysis. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on the balance of our term debt was essentially unchanged.

Other finance income

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Other finance income	78	17

Other finance income included gains or losses related to changes in foreign exchange contracts and changes in foreign currency exchange rates on certain intercompany funding arrangements.

Thomson Reuters Annual Report 2016

Tax expense (benefit)

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Tax expense (benefit)	1	(8)

The comparability of our tax expense (benefit) was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year. Tax expense (benefit) for the fourth quarter of 2016 and 2015 included the following:

	Three months ended December 31,
Tax Expense (Benefit) (millions of U.S. dollars)	2016	2015
Tax items impacting comparability:
Corporate tax rates(1)	(10)	2
Discrete changes to uncertain tax positions(2)	32	-
Other tax adjustments(3)	(1)	1
Subtotal	21	3
Tax related to:
Fair value adjustments	14	(3)
Amortization of other identifiable intangible assets	(58)	(39)
Other items	(2)	(3)
Subtotal	(46)	(45)
Total	(25)	(42)

(1) Relates to the net changes in deferred tax liabilities due to changes in U.S. state apportionment factors and changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(2) Relates to the write-down of deferred tax assets to reflect the expected outcome of certain tax disputes.

(3) Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense (benefit) for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Tax expense (benefit)	1	(8)
Remove: Items from above impacting comparability	25	42
Other adjustment:
Interim period effective tax rate normalization	-	(8)
Total tax expense on adjusted earnings	26	26

Earnings and diluted EPS from continuing operations

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2016	2015	Change
Earnings from continuing operations	274	358	(23%)
Diluted EPS from continuing operations	$0.35	$0.45	(22%)

Earnings from continuing operations and the related per share amount decreased primarily due to lower operating profit. Diluted EPS from continuing operations also benefited from lower common share outstanding.

Thomson Reuters Annual Report 2016

Adjusted earnings and adjusted earnings per share

	Three months ended December 31,
			Change
(millions of U.S. dollars, except per share amounts)	2016	2015	Total	Constant Currency
Earnings attributable to common shareholders	2,226	408	446%
Adjustments to remove:
Fair value adjustments	(57)	(6)
Amortization of other identifiable intangible assets	140	133
Other operating gains, net	(9)	–
Other finance income	(78)	(17)
Share of post-tax earnings in equity method investments	(2)	(2)
Tax on above items(1)	(46)	(45)
Tax items impacting comparability(1)	21	3
Earnings from discontinued operations, net of tax	(1,967)	(59)
Interim period effective tax rate normalization(1)	-	8
Dividends declared on preference shares	-	-
Adjusted earnings	228	423	(46%)
Adjusted EPS	$0.31	$0.55	(44%)	(49%)
Diluted weighted-average common shares (millions)	734.5	770.3

(1) See the “Tax expense (benefit)” section above for additional information.

Adjusted earnings and adjusted EPS decreased primarily due to lower underlying operating profit. Both adjusted earnings and adjusted EPS included a positive impact from foreign currency, which amounted to $0.03 on a per share basis. Additionally, adjusted EPS benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources - Share Repurchases” section of this management’s discussion and analysis for additional information).

The 2016 severance charges of $212 million negatively impacted adjusted earnings per share by $0.29. Excluding the severance charges, adjusted earnings increased 4% and adjusted earnings per share increased 9%.

Cash flow

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015	$	Change
Net cash provided by operating activities	998	963		35
Net cash provided by (used in) investing activities	2,966	(256)		3,222
Net cash used in financing activities	(2,413)	(485)		(1,928)
Increase in cash and bank overdrafts	1,551	222		1,329
Translation adjustments	(10)	(5)		(5)
Cash and bank overdrafts at beginning of period	826	705		121
Cash and bank overdrafts at end of period	2,367	922		1,445
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	2,368	966		1,402
Bank overdrafts	(1)	(44)		43

Thomson Reuters Annual Report 2016

Operating activities. The increase in net cash provided by operating activities was primarily due to lower tax payments, as well as higher operating profit excluding the 2016 severance charges, most of which will be paid in 2017. These increases were partly offset by lower cash flows from discontinued operations due to the October 2016 sale of the Intellectual Property & Science business. Lower tax payments reflected a $200 million benefit from a $500 million pension contribution made in January of 2017.

Investing activities. The increase in net cash provided by investing activities was due to net proceeds of $3.2 billion from the sale of our Intellectual Property & Science business.

Financing activities. The increase in net cash used in financing activities was primarily due to the repayment of $1.7 billion of commercial paper that was outstanding as of September 30, 2016 with a portion of the proceeds from the sale of Intellectual Property & Science.

Free cash flow

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Net cash provided by operating activities	998	963
Capital expenditures, less proceeds from disposals	(247)	(248)
Capital expenditures from discontinued operations	-	(12)
Other investing activities	17	16
Dividends paid on preference shares	-	-
Dividends paid to non-controlling interests	(13)	(11)
Free cash flow	755	708

Free cash flow increased primarily due to higher cash from operating activities.

Segment Results

Financial & Risk

	Three months ended December 31,
(millions of U.S. dollars, except margins)	2016	2015	Change
Revenues	1,508	1,527	(1%)
Revenue change at constant currency			1%
EBITDA	289	450	(36%)
EBITDA margin	19.2%	29.5%	(1030)bp
Segment operating profit	139	318	(56%)
Segment operating profit margin	9.2%	20.8%	(1160)bp

Revenues increased on a constant currency basis for the second consecutive quarter. The increase was primarily due to an annual price increase and the cumulative effect of positive net sales over the last 12 months, which more than offset a decline in recoveries revenues and commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform. Excluding the impact of the decline in recoveries revenues and the impact of the commercial pricing adjustments, Financial & Risk’s revenues increased 2% in the fourth quarter of 2016 compared to the prior-year period.

By geographic area, Financial & Risk’s revenues increased 2% (4% excluding recoveries) in the Americas and 1% (2% excluding recoveries) in Asia Pacific and decreased 1% (essentially unchanged excluding recoveries) in EMEA.

Net sales were negative overall, despite positive net sales in the Americas and Asia Pacific. Negative net sales in EMEA were driven by desktop cancellations at large European banks.

Thomson Reuters Annual Report 2016

Results by type in constant currency were as follows:

•	Subscription revenues increased 1%, driven by the cumulative effect of positive net sales over the last 12 months and a benefit from an annual price increase, partly offset by the commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform.

•	Transaction revenues increased 5% as growth in Tradeweb, and BETA brokerage processing, was partly offset by the impact of lower foreign exchange trading revenues.

•	Recoveries revenues decreased 8%.

EBITDA, segment operating profit and the related margins decreased primarily due to severance charges of $167 million to further simplify and streamline the business. The charges negatively impacted EBITDA and segment operating profit margins by 1100bp and 1110bp, respectively.

Excluding the charges, EBITDA increased 1% and the related margins 70bp primarily due to the impact of higher subscription and transaction revenues (on a constant currency basis) partly offset by increased investments in technology to drive further efficiency. Segment operating profit decreased 4% and the related margin declined 50bp due to higher depreciation and amortization, partly offset by the same factors that impacted EBITDA. Foreign currency benefited EBITDA and segment operating profit margins by 110bp and 120bp, respectively.

Legal

	Three months ended December 31,
(millions of U.S. dollars, except margins)	2016	2015	Change
Revenues	864	880	(2%)
Revenue change at constant currency			-
EBITDA	296	327	(9%)
EBITDA margin	34.3%	37.2%	(290)bp
Segment operating profit	235	264	(11%)
Segment operating profit margin	27.2%	30.0%	(280)bp

Revenues were essentially unchanged on a constant currency basis as 3% growth in subscription revenues (74% of the Legal segment) was offset by a 9% decline in transaction revenues (12% of the Legal segment) and a 7% decline in U.S. Print revenues (14% of the Legal segment). Excluding U.S. Print, Legal’s revenues increased 2%.

Results by line of business in constant currency were as follows:

•	Revenues from the Solutions businesses increased 1% as subscription revenue growth of 5% led by U.K. Practical Law, Investigative & Public Records and Legal Tracker, was partly offset by a 10% decline in transaction revenues driven by declines in Legal Managed Services and Elite revenues;

•	U.S. Online Legal Information revenues increased 2%, which represented the eighth consecutive quarter of positive revenue growth for this business; and

•	U.S. Print revenues decreased 7%.

EBITDA, segment operating profit and the related margins decreased primarily due to severance charges of $26 million to further simplify and streamline the business. The charges negatively impacted EBITDA and segment operating profit margins by 300bp each.

Excluding the charges, EBITDA and segment operating profit decreased 2% and 1%, respectively, and the related margins increased 10bp and 20bp, respectively. The declines in EBITDA and segment operating profit were due to the unfavorable impact of currency, partly offset by slightly lower expenses (on a constant currency basis), which reflected cost control efforts. Foreign currency negatively impacted EBITDA and segment operating profit margins by 10bp and 30bp, respectively.

Thomson Reuters Annual Report 2016

Tax & Accounting

	Three months ended December 31,
(millions of U.S. dollars, except margins)	2016	2015	Change
Revenues	416	410	1%
Revenue change at constant currency			2%
EBITDA	131	161	(19%)
EBITDA margin	31.5%	39.3%	(780)bp
Segment operating profit	86	132	(35%)
Segment operating profit margin	20.7%	32.2%	(1150)bp

Revenues increased on a constant currency basis driven by 4% growth in recurring revenues (88% of the Tax & Accounting segment in the fourth quarter), partly offset by a 14% decline in transaction revenues primarily within the Corporate and Government businesses. The Government business, Tax & Accounting’s smallest unit, reported lower revenues due to the delays associated with two significant projects. Excluding the Government business, revenues increased 4%.

Results by line of business in constant currency were as follows:

•	Revenues from the Corporate business increased 3% as recurring revenue growth of 4% was partly offset by a decline in transaction revenues due to a difficult year-on-year comparison, as well as lower perpetual license revenues;

•	Revenues from the Professional business increased 13% driven by 12% growth in recurring revenues;

•	Revenues from the Knowledge Solutions business decreased 4% primarily due to timing of revenues between the third and fourth quarters of 2016;

•	Revenues from the Government business decreased 63%, due to delays associated with certain significant contracts.

EBITDA and segment operating profit included severance charges of $18 million to further simplify and streamline the business. The charges negatively impacted EBITDA and segment operating profit margins by 430bp each.

Excluding the charges, EBITDA and segment operating profit decreased 7% and 21%, respectively, and the related margins decreased 350bp and 720bp, respectively. The decreases reflected charges in our Government business largely caused by delays associated with certain long-term contracts and higher allocations of technology expenses. The declines in segment operating profit and the related margin also reflected higher depreciation and amortization, partially attributable to accelerated amortization associated with certain assets in our Government business. In the fourth quarter of 2016, we recorded $29 million of charges to segment operating profit for our Government business. Foreign exchange benefited EBITDA and segment operating profit margins by 30bp each.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Corporate & Other

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Revenues - Reuters News	77	74
Reuters News	(8)	(12)
Core corporate expenses	(84)	(142)
Total	(92)	(154)

Thomson Reuters Annual Report 2016

Revenues from our Reuters News business increased primarily due to growth in Reuters Solutions, which includes content marketing and broadcast solutions, partly offset by lower news agency revenues and unfavorable foreign currency. Foreign currency had a 1% unfavorable impact on revenues in the period.

Reuters News results reflected the favorable impact from higher revenues. The decrease in core corporate expenses was primarily due to the elimination of certain overhead costs in connection with the sale of Intellectual Property & Science and the allocation of additional costs, primarily technology, to the segments. Additionally, the decrease also reflected lower severance and healthcare costs.

Discontinued Operations

	Three months ended December 31,
(millions of U.S. dollars)	2016	2015
Earnings from discontinued operations, net of tax	1,967	59

The increase in earnings from discontinued operations, net of tax, was due to a $2.0 billion gain on the sale of our Intellectual Property & Science business.

Liquidity and Capital Resources

Capital Strategy

Our disciplined capital strategy is aligned with our business strategy and remains focused on:

•	Driving organic revenue growth, rather than growth from acquisitions;

•	Delivering consistent free cash flow growth;

•	Balancing cash generated from operations between reinvestment in the business and returning it to shareholders; and

•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

Some of our capital strategy highlights in 2016 were the following:

•	We sold our Intellectual Property & Science business for gross proceeds of $3.55 billion;

•	We repaid $0.5 billion principal amount of debt that was scheduled to mature and issued new debt in the same amount. We repaid all of our of outstanding commercial paper ($1.0 billion at the end of 2015);

•	At December 31, 2016, our leverage ratio of net debt to adjusted EBITDA was 1.8:1, which was below our 2.5:1 target;

•	We returned $2.7 billion to shareholders in the form of dividends and share buybacks;

•	We completed our fourth share buyback program; and

•	Our acquisition spending was $112 million in 2016.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.4 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected 2017 cash requirements in the normal course of business.

We believe that our free cash flow performance over the past few years demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation.

Thomson Reuters Annual Report 2016

Cash Flow

Summary of Consolidated Statement of Cash Flow

	Year ended December 31,
(millions of U.S. dollars)	2016	2015	$	Change
Net cash provided by operating activities	2,984	2,838		146
Net cash provided by (used in) investing activities	2,186	(936)		3,122
Net cash used in financing activities	(3,712)	(1,971)		(1,741)
Increase (decrease) in cash and bank overdrafts	1,458	(69)		1,527
Translation adjustments	(13)	(24)		11
Cash and bank overdrafts at beginning of period	922	1,015		(93)
Cash and bank overdrafts at end of period	2,367	922		1,445
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	2,368	966		1,402
Bank overdrafts	(1)	(44)		43

Operating activities. The increase in net cash provided by operating activities was primarily due to lower tax payments, as well as higher operating profit excluding the 2016 severance charges, most of which will be paid in 2017. Lower tax payments reflected a $200 million benefit from a $500 million pension contribution made in January of 2017. These increases were partly offset by lower cash flows from discontinued operations due to the October 2016 sale of Intellectual Property & Science.

Investing activities. The increase in net cash provided by investing activities was due to net proceeds of $3.2 billion from the sale of our Intellectual Property & Science business.
In 2016, capital expenditures were $905 million (2015- $951 million), which reflected continued investments in our products and technology infrastructure. Our capital spending was reflective of our capital strategy to grow our business organically rather than through acquisitions. Acquisition spending in 2016 was $112 million (2015- $37 million).

Financing activities. The increase in net cash used in financing activities was primarily due to the 2016 repayment of $1.0 billion of commercial paper issued in 2015 with a portion of the proceeds from the sale of Intellectual Property & Science. Additionally, in both years, cash used in financing activities included dividends paid to shareholders and share repurchases. We returned $2.7 billion and $2.4 billion to our shareholders through dividends and share repurchases in 2016 and 2015, respectively.

Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. We had no commercial paper borrowings outstanding at December 31, 2016. Issuances of commercial paper reached a peak of $1.9 billion in 2016.

•	Credit facility. In November 2016, we decreased the size of our syndicated credit facility from $2.5 billion to $2.4 billion and extended the maturity date of the facility from May 2018 to November 2021. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings under the credit facility in 2016.

We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Thomson Reuters Annual Report 2016

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2016.

•	Debt shelf prospectus. In March 2016, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2018. We have issued $0.5 billion principal amount of debt securities under the prospectus.

•	Long-term debt. The following table provides information regarding notes that we issued and repaid in 2016 and 2015:

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
May 2016	0.875% Notes, due 2016	US$500
July 2015	5.70% Notes, due 2015	C$600

We used the net proceeds of our May 2016 debt issuance to repay the notes which matured in the same month. In July 2015, we repaid C$600 million ($593 million after swaps) of notes upon their maturity, principally from cash on hand that included proceeds from earlier commercial paper issuances in 2015.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. Dividends paid on our common shares were as follows:

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Dividends declared per common share	$1.36	$1.34
Dividends declared	1,015	1,046
Dividends reinvested	(35)	(33)
Dividends paid	980	1,013

In February 2017, we increased our annualized dividend rate to $1.38 per common share. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Thomson Reuters Annual Report 2016

Dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In May 2016, we renewed our normal course issuer bid (NCIB) for an additional 12 months. Under the NCIB, we may repurchase up to 37.5 million common shares between May 30, 2016 and May 29, 2017 in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In 2016, we privately repurchased 9.5 million common shares (2015 – 10 million common shares) at a discount to the then-prevailing market price.

Details of share repurchases in the last two years were as follows:

	Year ended December 31,
	2016	2015
Share repurchases (millions of U.S. dollars)	1,673	1,417
Shares repurchased (millions)	41.9	35.9
Share repurchases – average price per share	$39.91	$39.42

In February 2017, we announced that we plan to repurchase up to an additional $1.0 billion of our common shares. We have completed four programs of share repurchases for approximately $4.5 billion since October 2013. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such a plan with our broker on December 31, 2015. As a result, we recorded a $165 million liability in “Other financial liabilities” within current liabilities at December 31, 2015 with a corresponding amount recorded in equity in the consolidated statement of financial position. We did not enter into such a plan with our broker at the end of 2016.

Free cash flow

	Year ended December 31,
(millions of U.S. dollars)	2016	2015
Net cash provided by operating activities	2,984	2,838
Capital expenditures, less proceeds from disposals	(905)	(951)
Capital expenditures from discontinued operations	(38)	(52)
Other investing activities	40	21
Dividends paid on preference shares	(2)	(2)
Dividends paid to non-controlling interests	(57)	(53)
Free cash flow	2,022	1,801

Free cash flow increased primarily due to higher cash from operating activities and lower capital expenditures.

Thomson Reuters Annual Report 2016

Return on Invested Capital

We measure our return on invested capital, or ROIC, to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We expect to increasingly leverage our existing assets and invest in our existing businesses to enhance our products and bring new solutions to our customers. Additionally, we plan to continue to pursue tactical acquisitions, on a selective basis, to broaden the range of offerings to customers, facilitate entry into higher growth market segments adjacent to existing segments of our business and expand our global presence. The execution of our business strategy is focused on and expected to drive revenue and margin growth organically, which we believe will lead to a higher ROIC.

In 2016, our ROIC was 6.7%, unchanged from 2015, as a result of $212 million of 2016 severance charges. We expect our ROIC to increase in 2017 when we receive the benefits related to these charges. Refer to Appendix C of this management’s discussion and analysis for our calculation of ROIC.

Financial Position

Our total assets were $27.9 billion at December 31, 2016, a decrease of $1.3 billion from December 31, 2015. The decrease was primarily due to changes in foreign currency, depreciation of fixed assets, and amortization of computer software and other identifiable intangible assets. These decreases were partially offset by capital expenditures.

At December 31, 2016, the carrying amounts of our total current assets exceeded the carrying amounts of our total current liabilities as a portion of the net proceeds from the sale of Intellectual Property & Science remained in cash and cash equivalents. Typically, the carrying amounts of our total current liabilities exceed the carrying amounts of our total current assets, because current liabilities include deferred revenue, which arises from the sale of subscription based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that the negative working capital position we typically present is not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model. We expect to revert to our typical negative working capital position after the remaining net proceeds from the sale of Intellectual Property & Science are utilized in accordance with our capital strategy. Refer to the “Liquidity and Capital Resources – Capital Strategy” section of this management’s discussion and analysis for additional information.

Net Debt (1)

	December 31,
(millions of U.S. dollars)	2016	2015
Current indebtedness	1,111	1,595
Long-term indebtedness	6,278	6,829
Total debt	7,389	8,424
Swaps	327	370
Total debt after swaps	7,716	8,794
Remove fair value adjustments for hedges(2)	23	26
Total debt after currency hedging arrangements	7,739	8,820
Remove transaction costs and discounts included in the carrying value of debt	65	67
Less: cash and cash equivalents(3)	(2,368)	(966)
Net debt	5,436	7,921

(1) Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3) Includes cash and cash equivalents of $112 million and $106 million at December 31, 2016 and 2015, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

Thomson Reuters Annual Report 2016

At December 31, 2016, our total debt position (after swaps) was $7.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturities occur in February 2017 (repaid on maturity – see “Subsequent Events”) and in September 2017. At December 31, 2016, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

The following table illustrates our expected term debt maturities.

Schedule of term debt maturities (after swaps) at December 31, 2016

Financial Risk Management

Our global operations expose us to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse economic effects associated with these risks on our financial performance and to ensure we have sufficient liquidity to fund our operations, reinvest in our business, pay dividends and service our debt obligations. Our centralized corporate treasury group is responsible for our financial risk management strategy and operates under strict guidelines and internal control processes. Our corporate treasury group identifies, evaluates and hedges financial risks. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 18 of our 2016 annual consolidated financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

We are exposed to currency risk related to cash flows denominated in currencies other than the U.S. dollar, particularly the Euro and British pound sterling. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the consolidated income statement with no offsetting impact. These impacts are eliminated from our adjusted earnings measures. However, the related cash settlements are included in cash from operating activities within our consolidated statement of cash flow, and therefore they are included in our free cash flow measure. The fair value of outstanding contracts at December 31, 2016 was a net asset of $8 million, which we reported within “Other financial assets”- current and “Other financial liabilities”- current in our consolidated statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. Refer to note 18 of our 2016 annual consolidated financial statements for additional information.

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Approximately 44% of our cash and cash equivalents at December 31, 2016 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. We expect to continue to have access to such funds in a tax efficient manner.

Thomson Reuters Annual Report 2016

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

The following charts outline the currency profile of our revenues and expenses for 2016:

(1) Expenses associated with underlying operating profit. Based on average rates of U.S. dollar / British pound sterling = 1.355 and U.S. dollar / Euro = 1.106.

Our global operations have a well-balanced currency profile. The majority of our revenues and expenses are denominated in U.S. dollars. While our Euro revenues exceed their respective operating expenses, and our British pound sterling operating expenses exceed our British pound sterling revenues, the remaining currencies we transact in are relatively well-matched. In 2016, the U.S. dollar strengthened significantly against the British pound sterling and was essentially unchanged against the Euro.

The following table presents the impact that a 1% weakening in our key 2016 average foreign exchange rates against the U.S. dollar would have had on our 2016 revenues and underlying operating profit:

1% deterioration in foreign currency vs. U.S. dollar (decrease)/increase
(millions of U.S. dollars)	Euro	British pound sterling	Japanese yen	Canadian dollar
Revenues	(12)	(10)	(3)	(3)
Underlying operating profit	(8)	2	(2)	(1)

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt(1)	1,100	1,000	879	574	774	3,150	7,477
Interest payable(1)	308	273	224	193	170	1,779	2,947
Debt-related hedges outflows(2)	58	58	528	768	497	-	1,909
Debt-related hedges inflows(2)	(51)	(51)	(423)	(606)	(437)	-	(1,568)
Operating lease payments	261	221	203	164	135	467	1,451
Unconditional purchase obligations	499	346	241	105	55	4	1,250
Defined benefit obligations(3)	580	-	-	-	-	-	580
Total	2,755	1,847	1,652	1,198	1,194	5,400	14,046

(1) Represents our contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2) Future cash flows have been calculated using forward foreign exchange rates.

(3) Represents expected contributions to fund our material defined benefit obligations consisting of funded pension plans and expected claims under unfunded pension plans and retiree medical plans. These amounts do not include voluntary contributions that we may elect to make from time to time to our funded plans. We cannot reasonably estimate contributions beyond 2017 because they depend on future economic conditions and plan performance, and may be affected by future government legislation.

Thomson Reuters Annual Report 2016

We provide further information about our obligations below:

•	Operating leases – We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations as per each agreement. With certain leases, we guarantee the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in our consolidated statement of financial position.

•	Subsidiary guarantees – For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•	Unconditional purchase obligations – We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.

•	Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2016, the fair value of plan assets for our material funded pension plans was 90% of the plan obligations. In 2016, we contributed $85 million (2015 – $89 million) to our material defined benefit plans. In January 2017, we contributed $500 million to our U.S. pension plan. As a result of this contribution, the overall funded status of the plan now exceeds 90% based on current market conditions. The contribution was funded from free cash flow and is expected to eliminate any material near-term contribution requirements to the U.S. pension plan. See the “Subsequent Events” section of this management’s discussion and analysis. In addition to the $500 million contribution, we expect to further contribute approximately $80 million to our material defined benefit plans in 2017, including $50 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and retiree medical plans.

From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in our company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2016.

•	Disposition contingencies – In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our consolidated financial statements.

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

Thomson Reuters Annual Report 2016

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In June 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to our intercompany transfer pricing practices. We plan to pursue all available administrative and judicial remedies necessary to resolve the matter. To that end, we filed a petition in U.S. Tax Court in September 2016. Management believes that we will prevail in this dispute.

For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

The following table summarizes our 2017 outlook. For comparative purposes, 2016 actual amounts are presented excluding the $212 million of 2016 severance charges because we believe the charges distort the underlying performance of our business, since no benefits resulted from these actions in 2016. Cash payments associated with the charges did not have a meaningful impact on our free cash flow in 2016, as most of the related payments will be made in 2017.

Financial Measures	2016 Actual	2017 Outlook
Revenues	$11.2 billion	Low single digit growth
Adjusted EBITDA margin (1)	26.5%
Adjusted EBITDA margin – excluding charges	28.4%	28.8% - 29.8%
Adjusted EPS (1)	$1.79
Adjusted EPS – excluding charges	$2.07	$2.35
Free cash flow (1)	$2.0 billion	$0.9 - $1.2 billion

(1) Refer to Appendix A for additional information on non-IFRS financial measures.

Consistent with prior years, our guidance is provided before currency. Our outlook assumes:

•	Constant currency rates relative to 2016; and

•	No further acquisitions or divestitures.

Additionally, our outlook for free cash flow reflects cash payments in 2017 relating to the 2016 severance charges, a $500 million contribution to our U.S. defined benefit pension plan, and the loss of free cash flow from the sale of Intellectual Property & Science.

Thomson Reuters Annual Report 2016

The following table sets forth our 2017 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our expectations.

Revenues expected to grow low single digits
Material assumptions	Material risks

•     Gross domestic product (GDP) growth in most of the countries where we operate

•      Continued demand for products and services that help customers navigate changing geopolitical, economic and regulatory environments

•      An increase in demand for information and workflow solutions

•      The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

•     Global economic uncertainty due to factors including continued regulatory reform around the world, changes in the political environment and the U.K.’s plan to leave the European Union may limit business opportunities for our customers, lowering their demand for our products and services

•      Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

•     Pressure on certain customers, in developed markets in particular, may constrain the number of professionals employed

•     Competitive pricing actions could impact our revenues

•     Our sales and product initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin expected to be between 28.8% and 29.8%
Material assumptions	Material risks

•     Revenues expected to grow at low single digits

•      Business mix continues to shift to higher-growth, but lower margin offerings

•      Execution of transformation and efficiency initiatives

•      Continue to invest in growth markets and customer service

•     Same as the risks above related to the revenue outlook

•      Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses could be higher than expected

•     The costs of required investments, including those in growth markets, exceed expectations or actual returns are below expectations

•     Acquisition and disposal activity may dilute margins

•     Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Adjusted EPS expected to be $2.35
Material assumptions	Material risks

•     Adjusted EBITDA margin expected to be between 28.8% and 29.8%

•      Depreciation and software amortization expense expected to be between $950 million and $1.05 billion

•      Interest expense expected to be between $400 and $425 million

•      Effective tax rate expected to be between 10% and 13%

•      Completion of $1.0 billion share buyback program announced in February 2017

•     Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

•      Obsolescence of technology may require accelerated amortization or impairment of certain assets

•      Higher than expected debt levels or an increase in rates could result in higher interest expense

•      Material changes in current tax laws or treaties to which we are subject could adversely impact our income tax expense

•      Higher common shares outstanding due to lower than expected share repurchases

Thomson Reuters Annual Report 2016

Free Cash Flow is expected to be between $0.9 billion and $1.2 billion
Material assumptions	Material risks
• Revenues expected to grow at low single digits • Adjusted EBITDA margin expected to be between 28.8% and 29.8% • Capital expenditures expected to be approximately 8.5% of revenues

•     Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     A weaker macroeconomic environment could negatively impact working capital performance

•     Capital expenditures may be higher than currently expected resulting in higher cash outflows

•     The timing and amount of tax payments to governments may differ from our expectations

Additionally, we expect core corporate costs to range between $300 million and $325 million. This reflects cost reductions to realign the corporate center with the size of our business after the sale of Intellectual Property & Science, as well as $40 million to $50 million of higher overhead allocations, primarily technology, to our segments. The higher allocations will have a negative impact on the EBITDA margin of Tax & Accounting, our smallest segment, while the impacts on our Financial & Risk and Legal segments are expected to be minimal.

Our Outlook contains various non-IFRS financial measures. For Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

Related Party Transactions

As of March 1, 2017, Woodbridge beneficially owned approximately 62% of our shares.

Transactions with Woodbridge

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to our results of operations or financial condition either individually or in the aggregate.

In January 2016 and December 2016, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million and $15 million, respectively. In December 2015, we completed a similar transaction for $12 million. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $31 million and $12 million in 2016 and 2015, respectively, within “Other operating gains, net” within the consolidated income statement. For each of these transactions, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized each independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

Thomson Reuters Annual Report 2016

Transactions with Associates and Joint Ventures

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with approximately 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In both 2016 and 2015, our costs under this lease arrangement for rent, taxes and other expenses were $39 million. At December 31, 2016 and 2015, the amounts payable to 3XSQ Associates were negligible.

Subsequent Events

Pension Contribution

In January 2017, we contributed $500 million to our U.S. pension plan to pre-fund certain obligations.

2017 Dividends

In February 2017, our board of directors approved a $0.02 per share increase in the annualized dividend to $1.38 per common share. A quarterly dividend of $0.345 per share will be paid on March 15, 2017 to shareholders of record as of February 23, 2017.

Share Repurchases

In February 2017, we announced plans to repurchase up to an additional $1.0 billion of our common shares. The completion of this new buyback program will depend on factors such as market conditions, share price and other opportunities to invest capital for growth.

Debt Repayment

In February 2017, we repaid $550 million principal amount of 1.30% notes upon their maturity. The repayment was funded with cash on hand.

Changes in Accounting Policies

In April 2016, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision regarding the treatment of offsetting and cash-pooling arrangements in accordance with IAS 32, Financial Instruments: Presentation. This decision provided additional guidance regarding when bank overdrafts in cash-pooling arrangements would meet the requirements for offsetting in accordance with IAS 32. Following this additional guidance, we changed our accounting policy and revised the amounts of cash and cash equivalents and current indebtedness in the consolidated statement of financial position and cash and cash equivalents and bank overdrafts in the consolidated statement of cash flow. The impact was as follows:

•	cash and cash equivalents and current indebtedness increased $40 million in equal and offsetting amounts in the consolidated statement of financial position at December 31, 2015; and

•	cash and cash equivalents and bank overdrafts increased $40 million in equal and offsetting amounts in the consolidated statement of cash flow for the year ended December 31, 2015.

Thomson Reuters Annual Report 2016

Recent Accounting Pronouncements

Pronouncements issued by the IASB or IFRIC that are applicable or consequential to the company are described below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers

IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption.

Based on our preliminary assessment, we expect that the standard will not have a material impact on revenues. We derive the majority of our revenues from selling electronic content and services on a subscription basis. As a result, the majority of our revenue will continue to be recognized ratably over the term of the subscription under IFRS 15. However, under the new standard, we will recognize revenue for certain term licenses of intellectual property at the time control is transferred to the customer, rather than over the license term, and will reflect certain contingent payouts as a reduction of revenue, rather than as expense.

We are still assessing the impact of IFRS 15 on our operating expenses. We expect that a larger portion of our commission expenses for sales employees will be deferred, and that a substantial portion of these deferrals will be subject to a longer amortization life under IFRS 15. In 2016, commission expenses were $300 million.

Since interpretation of the guidance continues to evolve, we consider our current assessment subject to change. Additionally, we are currently identifying applicable changes to our business processes and controls to support recognition and disclosure under the new standard. We will provide more information as it becomes available during 2017.

Thomson Reuters Annual Report 2016

IFRS 9	Financial Instruments

IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income or loss. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income or loss rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. We do not expect a material impact from the adoption of this standard.

IFRS 2	Share-based Payment	IFRS 2, Classification and Measurement of Share-based Payment Transactions, was amended to clarify the accounting for (a) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (b) share-based payment transactions with a net settlement feature for withholding tax obligations; and (c) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Early adoption is permitted. Retrospective application is permitted, but not required. We will early adopt these amendments effective January 1, 2017, and apply them prospectively. Upon adoption, we expect to reclassify $152 million of withholding tax obligations for share-based payments from liabilities to equity and therefore will no longer mark-to-market these or similar instruments awarded in the future. For reference, operating expenses included mark-to-market adjustments of $36 million of expense and $4 million of income for the years ended December 31, 2016 and 2015, respectively, which would no longer be required once the amendment is adopted.
IFRIC 22	Foreign Currency Transactions and Advance Consideration	IFRIC 22 clarifies the exchange rate to be used upon recognition of an asset, liability, expense or income in situations when a related advanced payment is disbursed or received. We are assessing the impact of IFRIC 22 on our consolidated financial statements.

Pronouncement effective for annual periods beginning January 1, 2019:

IFRS 16	Leases	IFRS 16 introduces a single accounting model for leases. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. We are assessing the impact of the new standard on our consolidated financial statements.

Thomson Reuters Annual Report 2016

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix D of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

Additional Information

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

•	We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.

•	We are automating manual processes and updating workflows associated with intercompany revenue and cost allocation.

As we are implementing these initiatives in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

As these initiatives could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during 2016 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2016 annual consolidated financial statements for our management’s report on internal control over financial reporting.

Share Capital

As of March 1, 2017, we had outstanding 727,171,474 common shares, 6,000,000 Series II preference shares, 10,393,341 stock options and a total of 8,559,787 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about our company, including our 2016 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Thomson Reuters Annual Report 2016

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about our 2017 expectations in the “Overview” and “Outlook” sections, our discussion of outlook for our Financial & Risk, Legal and Tax & Accounting segments in the “Results of Operations” section and statements regarding expected EBITDA margin performance within our Tax & Accounting segment, our expectations regarding return on invested capital performance and on our financial position, the use of the remaining net proceeds from the sale of our Intellectual Property & Science business, and our view regarding the resolution of a tax matter with the IRS. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our Outlook is provided for the purpose of providing information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2016

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow and ROIC, all our non-IFRS measures exclude the results of our Intellectual Property & Science business, which was reported as a discontinued operation through the closing date of the sale.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Underlying operating profit and the related margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues.	Provides a consistent basis to evaluate operating profitability and performance trends excluding items that we do not consider controllable activities for this purpose.	Operating profit
Operating profit from reportable segments represents operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments.
Adjusted EBITDA and the related margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.	Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings from continuing operations

Thomson Reuters Annual Report 2016

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS

Earnings attributable to common shareholders and per share:

•      excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

•     We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and diluted earnings per share
Adjusted EPS is calculated using diluted weighted-average shares.
In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.	Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Net debt
Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)
Net cash provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Thomson Reuters Annual Report 2016

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Return on invested capital (ROIC)
Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix C for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•     Revenues

•      Operating expenses

Non-IFRS Measures:

•      Underlying operating profit

•      Underlying operating profit margin

•      Adjusted EBITDA

•      Adjusted EBITDA margin

•     Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure.
Changes before the impact of the fourth-quarter 2016 severance charges

Applicable measures where total changes and changes in constant currency are reported before the impact of the charges

•      Underlying operating profit

•     Underlying operating profit margin

•     Adjusted EBITDA

•      Adjusted EBITDA margin

•      Adjusted EPS

	Provides transparency about our performance relative to our original 2016 Outlook, which also excluded the charges, and aligns with the updated business Outlook we provided in November 2016. Provides enhanced visibility into our performance.	For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure.

Thomson Reuters Annual Report 2016

Appendix B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure.

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures

	Three months ended December 31,			Year ended December 31,
(millions of U.S. dollars, except margins)	2016	2015	Change	2016	2015	Change
Earnings from continuing operations	274	358	(23%)	1,056	1,127	(6%)
Adjustments to remove:
Tax expense (benefit)	1	(8)		(15)	34
Other finance income	(78)	(17)		(50)	(41)
Net interest expense	99	102		403	416
Amortization of other identifiable intangible assets	140	133		528	548
Amortization of computer software	193	165		711	694
Depreciation	74	77		313	340
EBITDA	703	810		2,946	3,118
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(2)		(4)	(10)
Other operating gains, net	(9)	-		(8)	(13)
Fair value adjustments	(57)	(6)		20	(6)
Adjusted EBITDA	635	802	(21%)	2,954	3,089	(4%)
Deduct: capital expenditures, less proceeds from disposals	247	248		905	951
Adjusted EBITDA less capital expenditures	388	554	(30%)	2,049	2,138	(4%)
Adjusted EBITDA margin	22.2%	27.8%	(560)bp	26.5%	27.4%	(90)bp
Adjusted EBITDA less capital expenditures margin	13.6%	19.2%	(560)bp	18.4%	19.0%	(60)bp

Reconciliation of Underlying Operating Profit to Adjusted EBITDA by Segment

	Three months ended December 31, 2016			Three months ended December 31, 2015
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA
Financial & Risk	139	150	289	318	132	450
Legal	235	61	296	264	63	327
Tax & Accounting	86	45	131	132	29	161
Corporate & Other (includes Reuters News)	(92)	11	(81)	(154)	18	(136)
Total	368	267	635	560	242	802

Thomson Reuters Annual Report 2016

Reconciliation of Underlying Operating Profit to Adjusted EBITDA by Segment (continued)

	Year ended December 31, 2016			Year ended December 31, 2015
(millions of U.S. dollars)	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA	Underlying operating profit	Add: Depreciation and amortization of computer software	Adjusted EBITDA
Financial & Risk	1,044	585	1,629	1,104	597	1,701
Legal	984	248	1,232	1,013	255	1,268
Tax & Accounting	283	131	414	343	113	456
Corporate & Other (includes Reuters News)	(381)	60	(321)	(405)	69	(336)
Total	1,930	1,024	2,954	2,055	1,034	3,089

Reconciliation of Changes in Consolidated Revenues, Operating Expenses, Adjusted EBITDA, Underlying Operating Profit and the Related Margins, and Adjusted EPS, Excluding the Effects of Foreign Currency

	Three months ended December 31, 2016
			Change
(millions of U.S. dollars, except per share amounts and margins)	2016	2015	Total	Foreign Currency	Constant Currency
Revenues	2,860	2,887	(1%)	(2%)	1%
Operating expenses	2,168	2,079	4%	(8%)	12%
Adjusted EBITDA	635	802	(21%)	3%	(24%)
Adjusted EBITDA margin	22.2%	27.8%	(560)bp	120bp	(680)bp
Underlying operating profit	368	560	(34%)	5%	(39%)
Underlying operating profit margin	12.9%	19.4%	(650)bp	110bp	(760)bp
Adjusted EPS	$0.31	$0.55	(44%)	5%	(49%)

	Year ended December 31, 2016
			Change
(millions of U.S. dollars, except per share amounts and margins)	2016	2015	Total	Foreign Currency	Constant Currency
Revenues	11,166	11,257	(1%)	(2%)	1%
Operating expenses	8,232	8,162	1%	(3%)	4%
Adjusted EBITDA	2,954	3,089	(4%)	2%	(6%)
Adjusted EBITDA margin	26.5%	27.4%	(90)bp	100bp	(190)bp
Underlying operating profit	1,930	2,055	(6%)	3%	(9%)
Underlying operating profit margin	17.3%	18.3%	(100)bp	80bp	(180)bp
Adjusted EPS	$1.79	$1.78	1%	5%	(4%)

Thomson Reuters Annual Report 2016

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins, by Business Segment and Adjusted EPS, Excluding the Effects of Foreign Currency and Fourth- Quarter 2016 Severance Charges

	Three months ended December 31,				Change Excluding Charges
(millions of U.S. dollars)	2016	Remove Charges	2016	2015	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	1,508	-	1,508	1,527	(1%)	(2%)	1%
Legal	864	-	864	880	(2%)	(2%)	-
Tax & Accounting	416	-	416	410	1%	(1%)	2%
Corporate & Other	77	-	77	74	4%	(1%)	5%
Eliminations	(5)	-	(5)	(4)
Consolidated revenues	2,860	-	2,860	2,887	(1%)	(2%)	1%
Adjusted EBITDA
Financial & Risk	289	167	456	450	1%	1%	-
Legal	296	26	322	327	(2%)	(3%)	1%
Tax & Accounting	131	18	149	161	(7%)	1%	(8%)
Corporate & Other	(81)	1	(80)	(136)	n/a	n/a	n/a
Consolidated adjusted EBITDA	635	212	847	802	6%	1%	5%
Adjusted EBITDA margin
Financial & Risk	19.2%		30.2%	29.5%	70bp	110bp	(40)bp
Legal	34.3%		37.3%	37.2%	10bp	(10)bp	20bp
Tax & Accounting	31.5%		35.8%	39.3%	(350)bp	30bp	(380)bp
Corporate & Other	n/a		n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	22.2%		29.6%	27.8%	180bp	80bp	100bp
Underlying operating profit
Financial & Risk	139	167	306	318	(4%)	3%	(7%)
Legal	235	26	261	264	(1%)	(3%)	2%
Tax & Accounting	86	18	104	132	(21%)	1%	(22%)
Corporate & Other	(92)	1	(91)	(154)	n/a	n/a	n/a
Consolidated underlying operating profit	368	212	580	560	4%	2%	2%
Underlying operating profit margin
Financial & Risk	9.2%		20.3%	20.8%	(50)bp	120bp	(170)bp
Legal	27.2%		30.2%	30.0%	20bp	(30)bp	50bp
Tax & Accounting	20.7%		25.0%	32.2%	(720)bp	30bp	(750)bp
Corporate & Other	n/a		n/a	n/a	n/a	n/a	n/a
Consolidated underlying operating profit margin	12.9%		20.3%	19.4%	90bp	70bp	20bp

Adjusted EPS	$0.31	$0.29	$0.60	$0.55	9%	2%	7%

Thomson Reuters Annual Report 2016

Reconciliation of Changes in Revenues, Adjusted EBITDA, Underlying Operating Profit and the Related Margins, by Business Segment and Adjusted EPS, Excluding the Effects of Foreign Currency and Fourth- Quarter 2016 Severance Charges (continued)

	Year ended December 31,				Change Excluding Charges
(millions of U.S. dollars)	2016	Remove Charges	2016	2015	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	6,057	-	6,057	6,148	(1%)	(1%)	-
Legal	3,367	-	3,367	3,407	(1%)	(2%)	1%
Tax & Accounting	1,452	-	1,452	1,417	2%	(2%)	4%
Corporate & Other	304	-	304	296	3%	(1%)	4%
Eliminations	(14)	-	(14)	(11)
Consolidated revenues	11,166	-	11,166	11,257	(1%)	(2%)	1%
Adjusted EBITDA
Financial & Risk	1,629	167	1,796	1,701	6%	2%	4%
Legal	1,232	26	1,258	1,268	(1%)	(1%)	-
Tax & Accounting	414	18	432	456	(5%)	1%	(6%)
Corporate & Other	(321)	1	(320)	(336)	n/a	n/a	n/a
Consolidated adjusted EBITDA	2,954	212	3,166	3,089	2%	-	2%
Adjusted EBITDA margin
Financial & Risk	26.9%		29.7%	27.7%	200bp	90bp	110bp
Legal	36.6%		37.4%	37.2%	20bp	40bp	(20)bp
Tax & Accounting	28.5%		29.8%	32.2%	(240)bp	90bp	(330)bp
Corporate & Other	n/a		n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	26.5%		28.4%	27.4%	100bp	80bp	20bp
Underlying operating profit
Financial & Risk	1,044	167	1,211	1,104	10%	3%	7%
Legal	984	26	1,010	1,013	-	(1%)	1%
Tax & Accounting	283	18	301	343	(12%)	2%	(14%)
Corporate & Other	(381)	1	(380)	(405)	n/a	n/a	n/a
Consolidated underlying operating profit	1,930	212	2,142	2,055	4%	2%	2%
Underlying operating profit margin
Financial & Risk	17.2%		20.0%	18.0%	200bp	80bp	120bp
Legal	29.2%		30.0%	29.7%	30bp	30bp	-
Tax & Accounting	19.5%		20.7%	24.2%	(350)bp	80bp	(430)bp
Corporate & Other	n/a		n/a	n/a	n/a	n/a	n/a
Consolidated underlying operating profit margin	17.3%		19.2%	18.3%	90bp	70bp	20bp

Adjusted EPS	$1.79	$0.28	$2.07	$1.78	16%	4%	12%

Thomson Reuters Annual Report 2016

Appendix C

Calculation of Return on Invested Capital (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to, or arise from, our post-tax adjusted operating profit.

The following table provides the calculation of our ROIC for 2016 and 2015.

(millions of U.S. dollars)	2016	2015(1)
Calculation of adjusted operating profit after taxes
Operating profit	1,390	1,526
Adjustments to remove:
Amortization of other identifiable intangible assets	528	548
Fair value adjustments	20	(6)
Other operating gains, net	(8)	(13)
Adjusted operating profit – continuing operations	1,930	2,055
Net cash taxes paid on operations(2)	(48)	(187)
Post-tax adjusted operating profit- continuing operations	1,882	1,868
Post–tax adjusted operating profit- discontinued operations	101	220
Consolidated post-tax adjusted operating profit	1,983	2,088
Calculation of invested capital
Trade and other receivables	1,392	1,732
Prepaid expenses and other current assets	686	683
Computer hardware and other property, net	961	1,067
Computer software, net	1,394	1,486
Other identifiable intangible assets (excludes accumulated amortization)	11,367	12,200
Goodwill(3)	14,652	16,036
Payables, accruals and provisions	(2,448)	(2,255)
Deferred revenue	(901)	(1,319)
Present value of operating leases(4)	1,195	1,027
Total invested capital(5)	28,298	30,657
Average invested capital	29,478	31,121
Return on invested capital	6.7%	6.7%

Excluding the impact of $212 million of 2016 severance charges, 2016 ROIC was 7.4%.

(1) Prior-period amounts have been reclassified to reflect the current presentation.

(2) Excludes cash taxes paid on the disposal of businesses and investments.

(3) In both years, goodwill has not been reduced for the accumulated impairment of $2.7 billion, and excludes amounts associated with deferred taxes of $2.5 billion arising from acquisition accounting.

(4) Represents present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(5) Invested capital excludes: other financial assets and liabilities, including cash and debt; other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

Thomson Reuters Annual Report 2016

Appendix D

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2016, the combined allowances were $87 million, or 6%, of the gross trade accounts receivable balance of $1.4 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $14 million for the year ended December 31, 2016.

Computer software

Computer software represented $1.4 billion of total assets in the consolidated statement of financial position at December 31, 2016. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $5.7 billion and $14.5 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2016. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Thomson Reuters Annual Report 2016

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a cash generating unit (CGU) is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

The valuation techniques, significant assumptions and sensitivities applied in the 2016 goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three-year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Thomson Reuters Annual Report 2016

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted-average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate (1)	Discount rate	Tax rate
Financial & Risk	3.0%	8.2%	28.0%
Legal	2.5%	7.2%	36.6%
Tax & Accounting	3.0%	8.8%	38.0%

(1) The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 54% (approximately $7.8 billion) for Financial & Risk and over 100% for each of the other two CGUs. For all three CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

The cash flow growth projections and certain key assumptions underlying the fair value of all CGUs are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, the CGUs cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Thomson Reuters Annual Report 2016

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP), Reuters Pension Fund (RPF), Supplementary Pension Scheme (SPS) and The Thomson Corporation PLC Pension Scheme (TTC) combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $259 million as of December 31, 2016.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP, RPF, SPS and TTC combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $97 million and $24 million, respectively, as of December 31, 2016.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2016, which is reduced ratably to 5% in 2020. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2016.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2016 are based on the following:

•	TRGP: RP-2016 with MP-2016 Generational Table; and

•	RPF/SPS/TTC: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP, RPF, SPS and TTC combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $148 million as of December 31, 2016.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Our 2016 effective income tax rate on earnings from continuing operations was a 1.4% benefit. A 1% increase in the effective income tax rate would have decreased 2016 income tax benefit and decreased earnings from continuing operations by approximately $10 million.

Thomson Reuters Annual Report 2016

Critical judgments in applying accounting policies

Revenue recognition

We assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2016

Appendix E

Selected Annual Information

The following table summarizes selected annual information for 2016, 2015 and 2014.

	For the years ended and as at December 31,
(millions of U.S. dollars, except per share amounts)	2016	2015	2014
IFRS Consolidated Income Statement Data: (1)
Revenues	11,166	11,257	11,650
Operating profit	1,390	1,526	2,333
Earnings from continuing operations	1,056	1,127	1,759
Earnings from discontinued operations, net of tax	2,093	184	200
Net earnings	3,149	1,311	1,959
Earnings attributable to common shareholders	3,098	1,255	1,909
Basic earnings per share from continuing operations	$1.34	$1.37	$2.11
Basic earnings per share from discontinued operations	$2.80	$0.23	$0.25
Basic earnings per share	$4.14	$1.60	$2.36
Diluted earnings per share from continuing operations	$1.34	$1.37	$2.10
Diluted earnings per share from discontinued operations	$2.79	$0.23	$0.25
Diluted earnings per share	$4.13	$1.60	$2.35
IFRS Consolidated Statement of Financial Position Data:
Total assets	27,852	29,112	30,727
Total long-term financial liabilities(2)	6,618	7,216	7,737
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)	$1.36	$1.34	$1.32
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.47	C$0.49	C$0.53

(1) In 2016, we sold our Intellectual Property & Science business, which was reported as a discontinued operation. Prior-year amounts have been have been restated to conform to the current year’s presentation.

(2) Comprised of Long-term indebtedness” and “Other financial liabilities” classified as non-current in our consolidated statement of financial position.

Revenues declined over the three-year period due to the negative impact of changes in foreign currency. On a constant currency basis, revenues grew low single digits reflecting growth from our Legal and Tax & Accounting segments. Revenues from our Financial & Risk segment were essentially unchanged. Acquisitions did not contribute a meaningful amount to revenue growth.

Operating profit declined in 2016 due to the fourth-quarter 2016 severance charges of $212 million to simplify and streamline our business. In 2014, operating profit included a $931 million gain for the release of accumulated foreign currency translation adjustments from shareholders’ equity. The gain was triggered by the loss of control of a subsidiary, which involved the settlement of an intercompany loan that had been considered permanent.

Earnings from continuing operations declined over the three-year period primarily due to lower operating profit.

Earnings from discontinued operations, net of tax includes the results of our Intellectual Property & Science business, which was sold in 2016, resulting in a $2.0 billion gain.

Total assets declined over the three-year period due to changes in foreign currency, depreciation of fixed assets, and amortization of computer software and other identifiable intangible assets. These decreases were partly offset by capital expenditures.

Total long-term financial liabilities declined over the three-year period due to a decrease in term-debt obligations.

Thomson Reuters Annual Report 2016

Appendix F

Quarterly Information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	2,793	2,821	2,769	2,802	2,744	2,747	2,860	2,887
Operating profit	310	362	401	345	385	386	294	433
Earnings from continuing operations	210	280	304	226	268	263	274	358
Earnings from discontinued operations, net of tax	62	40	46	55	18	30	1,967	59
Net earnings	272	320	350	281	286	293	2,241	417
Earnings attributable to common shareholders	262	305	337	262	273	280	2,226	408

Basic earnings per share
From continuing operations	$0.26	$0.33	$0.39	$0.26	$0.34	$0.32	$0.35	$0.45
From discontinued operations	0.08	0.05	0.06	0.07	0.03	0.04	2.69	0.08
	$0.34	$0.38	$0.45	$0.33	$0.37	$0.36	$3.04	$0.53
Diluted earnings per share
From continuing operations	$0.26	$0.33	$0.39	$0.26	$0.34	$0.32	$0.35	$0.45
From discontinued operations	0.08	0.05	0.06	0.07	0.02	0.04	2.68	0.08
	$0.34	$0.38	$0.45	$0.33	$0.36	$0.36	$3.03	$0.53

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues (such as transaction revenues) can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Revenues – In all periods, the revenue declines were attributable to the negative impact of foreign currency.

On a constant currency basis, revenues grew by low single digits in each quarter, except for the second quarter when revenues were essentially unchanged. Our Tax & Accounting segment reported revenue growth in all four quarters. Financial & Risk revenues declined in the first and second quarters, but increased in the third and fourth quarters of 2016. Financial & Risk’s revenue performance over all periods reflected declines in recoveries revenues and the negative impact of commercial pricing adjustments associated with the migration of certain customers to new products. Acquisitions did not have a meaningful impact on revenue performance over the last four quarters.

Operating profit – In the fourth quarter, operating profit decreased due to $212 million of severance charges. In the first quarter, operating profit decreased due to unfavorable fair value adjustments associated with foreign currency embedded derivatives in certain customer contracts. In the second quarter, operating profit increased due to favorable fair value adjustments.

Net earnings – In the fourth quarter, net earnings increased due to the gain on sale of our Intellectual Property & Science business. In the first quarter, net earnings decreased due to lower operating profit, while net earnings increased in the second quarter primarily due to higher operating profit.

Thomson Reuters Annual Report 2016

Consolidated Financial Statements

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith President and Chief Executive Officer March 9, 2017	Stephane Bello Executive Vice President and Chief Financial Officer

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

James C. Smith President and Chief Executive Officer	Stephane Bello Executive Vice President and Chief Financial Officer

March 9, 2017

Thomson Reuters Annual Report 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders of Thomson Reuters Corporation:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Thomson Reuters Corporation and its subsidiaries (the “Company”) at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York

March 9, 2017

Thomson Reuters Annual Report 2016

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	Notes	2016	2015
CONTINUING OPERATIONS
Revenues		11,166	11,257
Operating expenses	5	(8,232)	(8,162)
Depreciation		(313)	(340)
Amortization of computer software		(711)	(694)
Amortization of other identifiable intangible assets		(528)	(548)
Other operating gains, net	6	8	13
Operating profit		1,390	1,526
Finance costs, net:
Net interest expense	7	(403)	(416)
Other finance income	7	50	41
Income before tax and equity method investments		1,037	1,151
Share of post-tax earnings in equity method investments		4	10
Tax benefit (expense)	8	15	(34)
Earnings from continuing operations		1,056	1,127
Earnings from discontinued operations, net of tax	9	2,093	184
Net earnings		3,149	1,311
Earnings attributable to:
Common shareholders		3,098	1,255
Non-controlling interests		51	56

Earnings per share:	10
Basic earnings per share
From continuing operations		$1.34	$1.37
From discontinued operations		2.80	0.23
Basic earnings per share		$4.14	$1.60

Diluted earnings per share
From continuing operations		$1.34	$1.37
From discontinued operations		2.79	0.23
Diluted earnings per share		$4.13	$1.60

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2016

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(millions of U.S. dollars)	Notes	2016	2015
Net earnings		3,149	1,311

Other comprehensive loss:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	18	(46)	306
Cash flow hedges adjustments to equity	18	42	(288)
Foreign currency translation adjustments to equity	18	(575)	(570)
Reclassification of foreign currency translation adjustments on disposal of business	18	(19)	-
		(598)	(552)
Items that will not be reclassified to net earnings:
Remeasurement on defined benefit pension plans	25	(67)	110
Related tax benefit (expense) on remeasurement on defined benefit pension plans	8	9	(54)
		(58)	56
Other comprehensive loss		(656)	(496)
Total comprehensive income		2,493	815

Comprehensive income for the period attributable to:
Common shareholders:
Continuing operations		388	573
Discontinued operations		2,056	188
Non-controlling interests		49	54
Total comprehensive income		2,493	815

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2016

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
(millions of U.S. dollars)	Notes	2016	2015
ASSETS
Cash and cash equivalents	11	2,368	966
Trade and other receivables	12	1,392	1,732
Other financial assets	18	188	176
Prepaid expenses and other current assets	13	686	683
Current assets		4,634	3,557
Computer hardware and other property, net	14	961	1,067
Computer software, net	15	1,394	1,486
Other identifiable intangible assets, net	16	5,655	6,417
Goodwill	17	14,485	15,878
Other financial assets	18	135	116
Other non-current assets	19	537	544
Deferred tax	22	51	47
Total assets		27,852	29,112

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	18	1,111	1,595
Payables, accruals and provisions	20	2,448	2,255
Deferred revenue		901	1,319
Other financial liabilities	18	102	238
Current liabilities		4,562	5,407
Long-term indebtedness	18	6,278	6,829
Provisions and other non-current liabilities	21	2,258	2,124
Other financial liabilities	18	340	387
Deferred tax	22	1,158	1,265
Total liabilities		14,596	16,012

Equity
Capital	23	9,589	9,852
Retained earnings		7,477	6,458
Accumulated other comprehensive loss		(4,293)	(3,697)
Total shareholders’ equity		12,773	12,613
Non-controlling interests		483	487
Total equity		13,256	13,100
Total liabilities and equity		27,852	29,112

Contingencies (note 28)

The related notes form an integral part of these consolidated financial statements.

These consolidated financial statements were approved by the Company’s board of directors on March 1, 2017.

David Thomson Director	James C. Smith Director

Thomson Reuters Annual Report 2016

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,
(millions of U.S. dollars)	Notes	2016	2015
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		1,056	1,127
Adjustments for:
Depreciation		313	340
Amortization of computer software		711	694
Amortization of other identifiable intangible assets		528	548
Net gains on disposals of businesses and investments		(3)	(24)
Deferred tax	22	(11)	(194)
Other	26	288	236
Changes in working capital and other items	26	18	(186)
Operating cash flows from continuing operations		2,900	2,541
Operating cash flows from discontinued operations		84	297
Net cash provided by operating activities		2,984	2,838
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	27	(112)	(37)
Proceeds from disposals of businesses and investments, net of taxes paid		5	83
Capital expenditures, less proceeds from disposals		(905)	(951)
Other investing activities		40	21
Investing cash flows from continuing operations		(972)	(884)
Investing cash flows from discontinued operations, net of taxes paid		3,158	(52)
Net cash provided by (used in) investing activities		2,186	(936)
FINANCING ACTIVITIES
Proceeds from debt	18	498	4
Repayments of debt	18	(503)	(594)
Net (repayments) borrowings under short-term loan facilities	18	(1,038)	1,037
Repurchases of common shares	23	(1,673)	(1,417)
Dividends paid on preference shares		(2)	(2)
Dividends paid on common shares	23	(980)	(1,013)
Dividends paid to non-controlling interests		(57)	(53)
Other financing activities		43	67
Net cash used in financing activities		(3,712)	(1,971)
Increase (decrease) in cash and bank overdrafts		1,458	(69)
Translation adjustments		(13)	(24)
Cash and bank overdrafts at beginning of period		922	1,015
Cash and bank overdrafts at end of period		2,367	922
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	11	2,368	966
Bank overdrafts		(1)	(44)
		2,367	922
Supplemental cash flow information is provided in note 26.
Interest paid		(347)	(374)
Income taxes paid	26	(347)	(206)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2016

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100
Net earnings	-	-	-	3,098	-	-	-	3,098	51	3,149
Other comprehensive loss	-	-	-	(58)	(4)	(592)	(596)	(654)	(2)	(656)
Total comprehensive income (loss)	-	-	-	3,040	(4)	(592)	(596)	2,444	49	2,493
Change in ownership interest of subsidiary	-	-	-	21	-	-	-	21	4	25
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(57)	(57)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(1,015)	-	-	-	(1,015)	-	(1,015)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	35	-	35	-	-	-	-	35	-	35
Repurchases of common shares	(473)	-	(473)	(1,025)	-	-	-	(1,498)	-	(1,498)
Stock compensation plans	145	30	175	-	-	-	-	175	-	175
Balance, December 31, 2016	9,393	196	9,589	7,477	32	(4,325)	(4,293)	12,773	483	13,256

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2014	9,976	181	10,157	7,168	18	(3,165)	(3,147)	14,178	481	14,659
Net earnings	-	-	-	1,255	-	-	-	1,255	56	1,311
Other comprehensive income (loss)	-	-	-	56	18	(568)	(550)	(494)	(2)	(496)
Total comprehensive income (loss)	-	-	-	1,311	18	(568)	(550)	761	54	815
Change in ownership interest of subsidiary	-	-	-	23	-	-	-	23	5	28
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(53)	(53)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)
Dividends declared on common shares	-	-	-	(1,046)	-	-	-	(1,046)	-	(1,046)
Shares issued under DRIP	33	-	33	-	-	-	-	33	-	33
Repurchases of common shares	(415)	-	(415)	(886)	-	-	-	(1,301)	-	(1,301)
Pre-defined share repurchase plan	(55)	-	(55)	(110)	-	-	-	(165)	-	(165)
Stock compensation plans	147	(15)	132	-	-	-	-	132	-	132
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2016

Thomson Reuters Corporation

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Business and Significant Accounting Policies

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets, operating in more than 100 countries.

These consolidated financial statements were approved by the Company’s board of directors on March 1, 2017.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

In October 2016, the Company sold its Intellectual Property & Science business, which was reported as a discontinued operation. Prior period amounts have been restated to conform to the current period’s presentation, as prescribed by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Prior-year amounts have been reclassified to reflect the current presentation.

Changes in accounting policies

In April 2016, the International Financial Reporting Interpretations Committee (“IFRIC”) issued an agenda decision regarding the treatment of offsetting and cash-pooling arrangements in accordance with IAS 32, Financial Instruments: Presentation. This decision provided additional guidance regarding when bank overdrafts in cash-pooling arrangements would meet the requirements for offsetting in accordance with IAS 32. Following this additional guidance, the Company changed its accounting policy and revised the amounts of cash and cash equivalents and current indebtedness in the consolidated statement of financial position and cash and cash equivalents and bank overdrafts in the consolidated statement of cash flow. The impact was as follows:

•	cash and cash equivalents and current indebtedness increased $40 million in equal and offsetting amounts in the consolidated statement of financial position at December 31, 2015; and

•	cash and cash equivalents and bank overdrafts increased $40 million in equal and offsetting amounts in the consolidated statement of cash flow for the year ended December 31, 2015.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Thomson Reuters Annual Report 2016

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•	acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•	if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the consolidated income statement;

•	contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•	the Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and is adjusted against the carrying amount of the investments;

•	when the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•	gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the equity method as described under equity method investees.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Thomson Reuters Annual Report 2016

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

Foreign exchange gains and losses arising from the following are presented in the consolidated income statement within “Finance costs, net”:

•	borrowings and related hedging instruments;

•	cash and cash equivalents; and

•	intercompany loans that are not permanent in nature.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Upon loss of control, significant influence or joint control of the applicable entity, accumulated foreign exchange gains and losses, including those arising from settlement of intercompany loans previously considered permanent in nature, are recycled from accumulated other comprehensive loss to “Other operating gains, net” or to discontinued operations, as applicable within the consolidated income statement.

All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns, discounts, value-added and other sales taxes, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the stage of completion can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

•	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred or to be incurred can be measured reliably.

Thomson Reuters Annual Report 2016

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments based on the value of equity instruments of the Company.

Thomson Reuters Annual Report 2016

For equity-settled share-based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For cash-settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.

Termination benefits

Termination benefits are generally payable when an employee is terminated before the normal retirement date or accepts voluntary redundancy. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits as follows:

•	Voluntary redundancy - recognized the earlier of when the employee accepts the offer and when the Company is restricted from withdrawing the offer; or

•	Involuntary termination - recognized when the Company has communicated to the affected employees a termination plan that is unlikely to change, describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.

Profit sharing and bonus plans

Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	5-7 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2016

Intangible assets

Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over their expected useful lives, which range from three to five years. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include an allocation of goodwill.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-20 years
Customer relationships	3-30 years
Databases and content	3-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

Impairments are recorded when the recoverable amount of assets is less than their carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. For purposes of impairment testing:

•	the fair value of trade names is determined using an income approach, specifically the relief from royalties method; and

Thomson Reuters Annual Report 2016

•	goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer hardware or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Thomson Reuters Annual Report 2016

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the consolidated income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

•	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. Assets in this category principally include embedded derivatives and forward foreign exchange contracts.

•	Recognition and measurement

Financial assets carried at fair value through the consolidated income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Cash, trade and other receivables

•	Classification

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. “Trade and other receivables” and “Cash and cash equivalents” are classified as current assets in the consolidated statement of financial position.

•	Recognition and measurement

Trade and other receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

Available-for-sale financial assets

•	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income or loss. Upon sale or impairment, the accumulated fair value adjustments are recycled from accumulated other comprehensive loss to “Other operating gains, net” within the consolidated income statement.

Thomson Reuters Annual Report 2016

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability. Bank overdrafts in cash pooling arrangements may only be netted against cash and cash equivalents when settlement occurs on or about the end of the reporting period.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the consolidated income statement.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income or loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income or loss are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

—	when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income or loss remains in other comprehensive income or loss and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

—	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income or loss is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within “Net cash provided by operating activities” in the consolidated statement of cash flow.

Thomson Reuters Annual Report 2016

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the consolidated income statement.

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or loss or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•	are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Note 2: Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Thomson Reuters Annual Report 2016

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must assess whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2016, the combined allowances were $87 million, or 6%, of the gross trade accounts receivable balance of $1.4 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $14 million for the year ended December 31, 2016.

Computer software

Computer software represented $1.4 billion of total assets in the consolidated statement of financial position at December 31, 2016. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented $5.7 billion and $14.5 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2016. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 17 for discussion of the annual impairment testing of goodwill.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 25 for further details including an estimate of the impact on the consolidated financial statements from changes in the most critical assumptions.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

Thomson Reuters Annual Report 2016

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 8 for further details on income taxes including a discussion on sensitivity.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2016

Note 3: Recent Accounting Pronouncements

Pronouncements issued by the IASB or IFRIC that are applicable or consequential to the Company are described below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers

IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption.

Based on a preliminary assessment, the Company expects that the standard will not have a material impact on revenues. The Company derives the majority of its revenues from selling electronic content and services on a subscription basis. As a result, the majority of its revenue will continue to be recognized ratably over the term of the subscription under IFRS 15. However, under the new standard, the Company will recognize revenue for certain term licenses of intellectual property at the time control is transferred to the customer, rather than over the license term, and will reflect certain contingent payouts as a reduction of revenue, rather than as expense.

The Company is still assessing the impact of IFRS 15 on its operating expenses. Management expects that a larger portion of its commission expenses for sales employees will be deferred, and that a substantial portion of these deferrals will be subject to a longer amortization life under IFRS 15. In 2016, commission expenses were $300 million.

Since interpretation of the guidance continues to evolve, the Company considers its current assessment subject to change. Additionally, management is currently identifying applicable changes to its business processes and controls to support recognition and disclosure under the new standard. The Company will provide more information as it becomes available during 2017.

IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income or loss. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income or loss rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company does not expect a material impact from the adoption of this standard.

IFRS 2	Share-based Payment	IFRS 2, Classification and Measurement of Share-based Payment Transactions, was amended to clarify the accounting for (a) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (b) share-based payment transactions with a net settlement feature for withholding tax obligations; and (c) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Early adoption is permitted. Retrospective application is permitted, but not required. The Company will early adopt these amendments effective January 1, 2017, and apply them prospectively. Upon adoption, the Company expects to reclassify $152 million of withholding tax obligations for share-based payments from liabilities to equity and therefore will no longer mark-to-market these or similar instruments awarded in the future. For reference, operating expenses included mark-to-market adjustments of $36 million of expense and $4 million of income for the years ended December 31, 2016 and 2015, respectively, which would no longer be required once the amendment is adopted.
IFRIC 22	Foreign Currency Transactions and Advance Consideration	IFRIC 22 clarifies the exchange rate to be used upon recognition of an asset, liability, expense or income in situations when a related advanced payment is disbursed or received. The Company is assessing the impact of IFRIC 22 on its consolidated financial statements.

Pronouncement effective for annual periods beginning January 1, 2019:

IFRS 16	Leases	IFRS 16 introduces a single accounting model for leases. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. The Company is assessing the impact of the new standard on its consolidated financial statements.

Thomson Reuters Annual Report 2016

Note 4: Segment Information

The Company is organized as three reportable segments, reflecting how the businesses are managed: Financial & Risk, Legal, and Tax & Accounting. The accounting policies applied by the segments are the same as those applied by the Company.

Results from the Reuters News business are excluded from reportable segments as they do not qualify as a component of the Company’s three reportable segments, nor as a separate reportable segment. The operating results of Intellectual Property & Science, which was previously a reportable segment, was reported as a discontinued operation (see note 9), except for the Westlaw IP business, which the Company retained as part of the Legal segment. Prior-year amounts have been restated to conform to the current year’s presentation.

The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The Company also reports “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

	Year ended December 31,
	2016	2015
Revenues
Financial & Risk	6,057	6,148
Legal	3,367	3,407
Tax & Accounting	1,452	1,417
Corporate & Other (includes Reuters News)	304	296
Eliminations	(14)	(11)
Consolidated revenues	11,166	11,257

Operating profit
Segment operating profit
Financial & Risk	1,044	1,104
Legal	984	1,013
Tax & Accounting	283	343
Corporate & Other (includes Reuters News)	(381)	(405)
Underlying operating profit	1,930	2,055
Fair value adjustments (see note 5)	(20)	6
Amortization of other identifiable intangible assets	(528)	(548)
Other operating gains, net	8	13
Consolidated operating profit	1,390	1,526

Thomson Reuters Annual Report 2016

	Depreciation and Amortization of Computer Software		Additions to Capital Assets(1) and Goodwill		Total Assets
	Year ended December 31,		Year ended December 31,		December 31,
	2016	2015	2016	2015	2016	2015
Financial & Risk	585	597	381	279	14,507	15,150
Legal	248	255	157	188	5,731	6,058
Tax & Accounting	131	113	119	109	1,874	1,922
Reportable segments	964	965	657	576	22,112	23,130
Corporate & Other (includes Reuters News)	60	69	417	384	5,740	4,320
Assets related to discontinued operations	-	-	44	53	-	1,662
Total	1,024	1,034	1,118	1,013	27,852	29,112

(1) Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

Geographic Information	Revenues		Non-Current Assets(2)
	Year ended December 31,		December 31,
(by country of origin)	2016	2015	2016	2015
U.S.	6,291	6,229	12,475	13,838
Canada (country of domicile)	301	304	1,175	1,194
Other	278	303	313	275
Americas (North America, Latin America, South America)	6,870	6,836	13,963	15,307

U.K.	1,514	1,641	2,890	3,587
Other	1,529	1,563	4,327	4,602
EMEA (Europe, Middle East and Africa)	3,043	3,204	7,217	8,189

Asia Pacific	1,253	1,217	1,506	1,555
Total	11,166	11,257	22,686	25,051

(2) Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. These measures are described below and may not be comparable to similar measures of other companies.

Segment operating profit

•	Segment operating profit represents operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments.

•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures. However, certain technology and real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate & Other.

Additionally, the Company assesses its consolidated performance using the following measures.

Consolidated revenues and underlying operating profit

•	Consolidated revenues are revenues from reportable segments and Corporate & Other, less eliminations.

•	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.

Thomson Reuters Annual Report 2016

Revenue by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,
	2016	2015
Electronic, software & services	10,354	10,367
Print	812	890
Total	11,166	11,257

Note 5: Operating Expenses

The components of operating expenses include the following:

	Year ended December 31,
	2016	2015
Salaries, commissions and allowances(1)	4,249	4,099
Share-based payments	106	79
Post-employment benefits	245	247
Total staff costs	4,600	4,425
Goods and services(2)	2,018	1,984
Data	836	885
Telecommunications	396	485
Real estate	362	389
Fair value adjustments(3)	20	(6)
Total operating expenses	8,232	8,162

(1) Salaries, commissions and allowances include severance costs.

(2) Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(3) Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses in 2016 included $212 million of charges to simplify and streamline the business. The charges were comprised of severance and recorded primarily within the Financial & Risk segment.

Note 6: Other Operating Gains, Net

In 2016, other operating gains, net, of $8 million included a $31 million gain on the sale of two Canadian wholly owned subsidiaries to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder (see note 29). These gains were partly offset by costs associated with acquisitions.

In 2015, other operating gains, net, of $13 million included a gain on sale of the Fiduciary Services and Competitive Intelligence unit of the Lipper business, which was formerly managed within the Financial & Risk segment, and a $12 million gain on the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge (see note 29). These gains were partly offset by costs associated with acquisitions.

Thomson Reuters Annual Report 2016

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Year ended December 31,
	2016	2015
Interest expense:
Debt	339	338
Derivative financial instruments - hedging activities	6	13
Other, net	13	15
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity (see note 18)	(46)	306
Net foreign exchange losses (gains) on debt	46	(306)
Net interest expense - debt and other	358	366
Net interest expense - pension and other post-employment benefit plans	52	52
Interest income	(7)	(2)
Net interest expense	403	416

	Year ended December 31,
	2016	2015
Net (gains) losses due to changes in foreign currency exchange rates	(74)	2
Net losses (gains) on derivative instruments	23	(43)
Other	1	-
Other finance income	(50)	(41)

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses (gains) on derivative instruments

Net losses (gains) on derivative instruments were principally comprised of amounts relating to foreign exchange contracts (see note 18).

Note 8: Taxation

The components of tax (benefit) expense for 2016 and 2015 are as follows:

	Year ended December 31,
	2016	2015
Current tax (benefit) expense	(4)	228
Deferred tax (benefit)	(11)	(194)
Total tax (benefit) expense	(15)	34

Taxes on items recognized in “Other comprehensive loss” or directly in equity in 2016 and 2015 are as follows:

	Year ended December 31,
	2016	2015
Deferred tax (benefit) expense on actuarial (losses) gains on defined benefit plans	(9)	54
Deferred tax (benefit) expense on share-based payments	(12)	8
Current tax (benefit) on share-based payments	(6)	(6)

Thomson Reuters Annual Report 2016

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.6% (2015 - 26.5%) to the tax (benefit) expense for 2016 and 2015:

	Year ended December 31,
	2016	2015
Income before tax	1,041	1,161
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.6% (2015 - 26.5%)	277	308
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(407)	(453)
Tax losses for which no benefit is recognized	63	316
Net non-taxable gains on disposal of businesses	(9)	(7)
Net non-deductible (non-taxable) foreign exchange and other losses (gains)	17	(172)
Withholding taxes	24	29
Impact of non-controlling interests	(13)	(15)
Other adjustments related to prior years	(9)	(4)
Impact of tax law changes	(5)	9
Provision for uncertain tax positions(1)	41	20
Derecognition of tax assets that arose in prior years	-	3
Other differences	6	-
Total tax (benefit) expense	(15)	34

(1) 2016 includes a $32 million charge related to the write-down of deferred tax assets to reflect the expected outcome of certain tax disputes.

The Company’s effective income tax rate on earnings from continuing operations was a (1.4%) benefit in 2016 (2015 - 2.9% expense). A 1% increase in the effective income tax rate would have decreased 2016 income tax benefit and decreased earnings from continuing operations by approximately $10 million. The effective income tax rate in both years was lower than the Canadian corporate income tax rate due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period.

At December 31, 2016, the consolidated statement of financial position included current taxes receivable of $73 million (2015 - $73 million) within “Prepaid expenses and other current assets” and current taxes payable of $69 million (2015 - $66 million) within “Payables, accruals and provisions”.

Thomson Reuters Annual Report 2016

Note 9: Discontinued Operations

In October 2016, the Company sold its Intellectual Property & Science business which was reported as discontinued operations in the consolidated financial statements for all periods presented.

Earnings from discontinued operations are summarized as follows:

	Year ended December 31,
	2016	2015
Revenues	704	952
Expenses	(554)	(746)
Earnings from discontinued operations before income tax	150	206
Tax expense on earnings from discontinued operations	(52)	(22)
Earnings from discontinued operations after income tax	98	184
Gain on sale of discontinued operations before income tax	2,190	-
Tax expense on gain on sale of discontinued operations	(195)	-
Earnings from discontinued operations, net of tax	2,093	184

The consideration received and the net assets disposed, as a result of the sale of the Intellectual Property & Science business, were as follows:

Year ended December 31,
2016
Consideration received - cash and cash equivalents(1)	3,436

Trade and other receivables	(230)
Prepaid expenses and other current assets	(30)
Computer hardware and other property, net	(24)
Computer software, net	(123)
Other identifiable intangible assets, net	(180)
Goodwill	(1,053)
Deferred tax	(4)
Other assets	(7)
Total assets	(1,651)
Payables, accruals and provisions	114
Deferred revenue	283
Provisions and other non-current liabilities	31
Deferred tax	38
Total liabilities	466
Net assets disposed	(1,185)
Cumulative foreign currency translation adjustments(2)	19
Disposal costs	(80)
Gain on sale before income tax	2,190

(1) Consideration received is net of working capital adjustments.

(2) Relates to amounts previously recognized within accumulated other comprehensive loss.

Following the sale, the Company is providing a range of transitional services to the former Intellectual Property & Science business through 2019.

Thomson Reuters Annual Report 2016

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Year ended December 31,
	2016	2015
Earnings attributable to common shareholders	3,098	1,255
Less: Dividends declared on preference shares	(2)	(2)
Earnings used in consolidated earnings per share	3,096	1,253
Less: Earnings from discontinued operations, net of tax	(2,093)	(184)
Earnings used in earnings per share from continuing operations	1,003	1,069

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,
	2016	2015
Weighted-average number of common shares outstanding	746,688,830	780,660,107
Weighted-average number of vested DSUs	639,653	613,231
Basic	747,328,483	781,273,338
Effect of stock options and TRSUs	1,633,011	2,865,051
Diluted	748,961,494	784,138,389

There were 11,109 and 375,077 share-based compensation awards outstanding at December 31, 2016 and 2015, respectively, where the exercise price was greater than the average market price. Accordingly, these awards were anti-dilutive, and therefore excluded from the diluted earnings per share computation.

Note 11: Cash and Cash Equivalents

	December 31,
	2016	2015
Cash
Cash at bank and on hand	590	662
Cash equivalents
Short-term deposits	630	9
Money market accounts	1,148	295
Cash and cash equivalents	2,368	966

Of total cash and cash equivalents, $112 million and $106 million at December 31, 2016 and 2015, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Thomson Reuters Annual Report 2016

Note 12: Trade and Other Receivables

	December 31,
	2016	2015
Trade receivables	1,414	1,817
Less: allowance for doubtful accounts	(42)	(47)
Less: allowance for sales adjustments	(45)	(56)
Net trade receivables	1,327	1,714
Other receivables	65	18
Trade and other receivables	1,392	1,732

The aging of gross trade receivables at each reporting date was as follows:

	December 31,
	2016	2015
Current	827	1,103
Past due 1-30 days	201	251
Past due 31-60 days	80	121
Past due 61-90 days	125	134
Past due >91 days	181	208
Balance at December 31	1,414	1,817

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,
	2016	2015
Balance at beginning of year	47	61
Charges	54	45
Write-offs	(51)	(54)
Transfer to assets held for sale	(7)	-
Translation and other, net	(1)	(5)
Balance at end of year	42	47

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

Note 13: Prepaid Expenses and Other Current Assets

	December 31,
	2016	2015
Inventory	32	33
Prepaid expenses	316	358
Other current assets	338	292
Prepaid expenses and other current assets	686	683

Other current assets were principally comprised of receivables for current income taxes and value added taxes.

Thomson Reuters Annual Report 2016

Note 14: Computer Hardware and Other Property

Computer hardware and other property consist of the following:

	Computer Hardware	Land, Buildings and Building Improvements	Furniture, Fixtures and Equipment	Total
Cost:
December 31, 2014	2,158	1,323	582	4,063
Capital expenditures	166	38	63	267
Removed from service	(21)	(11)	(15)	(47)
Transfer to assets held for sale	-	(2)	(1)	(3)
Translation and other, net	(61)	(27)	(20)	(108)
December 31, 2015	2,242	1,321	609	4,172
Capital expenditures	178	59	40	277
Removed from service	(45)	(9)	(75)	(129)
Transfer to assets held for sale	(48)	(32)	(16)	(96)
Translation and other, net	(81)	(20)	(48)	(149)
December 31, 2016	2,246	1,319	510	4,075
Accumulated depreciation:
December 31, 2014	(1,777)	(707)	(397)	(2,881)
Current year depreciation - continuing operations	(222)	(72)	(46)	(340)
Current year depreciation - discontinued operations(1)	(3)	(3)	(1)	(7)
Removed from service	21	11	15	47
Transfer to assets held for sale	-	1	1	2
Translation and other, net	50	12	12	74
December 31, 2015	(1,931)	(758)	(416)	(3,105)
Current year depreciation - continuing operations	(194)	(77)	(42)	(313)
Current year depreciation - discontinued operations(1)	-	-	-	-
Removed from service	45	9	75	129
Transfer to assets held for sale	42	17	13	72
Translation and other, net	73	20	10	103
December 31, 2016	(1,965)	(789)	(360)	(3,114)
Carrying amount:
December 31, 2015	311	563	193	1,067
December 31, 2016	281	530	150	961

(1) Represents depreciation expense through January 2016 when the Intellectual Property & Science business was classified as a discontinued operation.

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2016

Note 15: Computer Software

Computer software consists of the following:

	2016	2015
Cost:
Balance at January 1,	6,616	6,027
Additions:
Internally developed	678	669
Purchased	46	50
Acquisitions	19	5
Removed from service	(506)	(53)
Transfer to assets held for sale	(449)	(10)
Translation and other, net	(73)	(72)
Balance at December 31,	6,331	6,616
Accumulated amortization:
Balance at January 1,	(5,130)	(4,498)
Current year amortization - continuing operations	(711)	(694)
Current year amortization - discontinued operations(1)	(1)	(58)
Removed from service	506	53
Transfer to assets held for sale	326	5
Translation and other, net	73	62
Balance at December 31,	(4,937)	(5,130)

Carrying amount at December 31:	1,394	1,486

(1) Represents amortization expense through January 2016 when the Intellectual Property & Science business was classified as a discontinued operation.

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement.

Thomson Reuters Annual Report 2016

Note 16: Other Identifiable Intangible Assets

	Indefinite Useful Life	Finite Useful Life
	Trade Names	Trade Names	Customer Relationships(1)	Databases and Content	Other	Total
Cost:
December 31, 2014	2,646	362	6,734	919	1,867	12,528
Acquisitions	-	2	4	-	1	7
Removed from service	-	(5)	-	-	(38)	(43)
Transfer to assets held for sale	-	-	-	(3)	-	(3)
Translation and other, net	-	(9)	(205)	(23)	(52)	(289)
December 31, 2015	2,646	350	6,533	893	1,778	12,200
Acquisitions	-	2	28	3	-	33
Removed from service	-	(4)	-	(2)	(20)	(26)
Transfer to assets held for sale	-	(93)	(285)	(97)	(141)	(616)
Translation and other, net	-	(1)	(148)	(21)	(54)	(224)
December 31, 2016	2,646	254	6,128	776	1,563	11,367

Accumulated amortization:
December 31, 2014	-	(272)	(3,156)	(589)	(1,387)	(5,404)
Current year amortization - continuing operations	-	(26)	(405)	(57)	(60)	(548)
Current year amortization - discontinued operations(2)	-	(7)	(18)	(3)	(5)	(33)
Removed from service	-	5	-	-	38	43
Transfer to assets held for sale	-	-	-	3	-	3
Translation and other, net	-	7	94	16	39	156
December 31, 2015	-	(293)	(3,485)	(630)	(1,375)	(5,783)
Current year amortization - continuing operations	-	(16)	(412)	(47)	(53)	(528)
Current year amortization - discontinued operations(2)	-	-	(1)	-	-	(1)
Removed from service	-	4	-	2	20	26
Transfer to assets held for sale	-	67	168	87	114	436
Translation and other, net	-	1	83	14	40	138
December 31, 2016	-	(237)	(3,647)	(574)	(1,254)	(5,712)
Carrying amount:
December 31, 2015	2,646	57	3,048	263	403	6,417
December 31, 2016	2,646	17	2,481	202	309	5,655

(1) The balance at December 31, 2016 includes a carrying amount of $1,604 million with a remaining amortization period of five to seven years, arising from the Reuters acquisition in 2008.

(2) Represents amortization expense through January 2016 when the Intellectual Property & Science business was classified as a discontinued operation.

Thomson Reuters Annual Report 2016

The carrying amount of the indefinite-lived trade names is comprised of the following:

•	Reuters trade name of $1,939 million at December 31, 2016 and 2015, which is included within the Financial & Risk CGU; and

•	West trade name of $707 million at December 31, 2016 and 2015, which is included in a CGU within the Legal segment.

Due to widespread brand recognition, long history and expected future use, these trade names have been assigned indefinite lives. The Company performed its annual test for impairment of indefinite-lived intangible assets in the fourth quarter of 2016. The key assumptions used in the test were as follows:

	Perpetual Growth Rate(1)	Discount Rate	Pre-Tax Royalty Rate
Reuters	3.0%	8.2%	3.5%
West	2.0%	7.2%	5.0%

(1)  The perpetual growth rate is applied to the final year of cash flow projections.

The estimated fair value less costs of disposal of the trade names exceeded their carrying values by more than 96% for each of the trade names. As a result, no impairment was recorded. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any trade name to exceed its recoverable amount.

Note 17: Goodwill

The following table presents goodwill for the years ended December 31, 2016 and 2015:

	2016	2015
Cost:
Balance at January 1,	18,633	19,243
Acquisitions	65	15
Transfer to assets held for sale	(1,053)	(40)
Translation and other, net	(480)	(585)
Balance at December 31,	17,165	18,633

Accumulated impairment:
Balance at January 1,	(2,755)	(2,840)
Translation	75	85
Balance at December 31,	(2,680)	(2,755)

Carrying amount at December 31:	14,485	15,878

Impairment test of goodwill

The Company performed its annual goodwill impairment test in the fourth quarter of 2016. The estimated fair value less costs of disposal of all CGUs exceeded their carrying values. As a result, no goodwill impairment was recorded.

Thomson Reuters Annual Report 2016

The Company has three CGUs to which goodwill is allocated and monitored by management. The following table shows the carrying amount of goodwill by CGU:

	December 31,
Cash-Generating Unit	2016	2015(1)
Financial & Risk	9,592	9,839
Legal	3,539	3,657
Tax & Accounting	1,354	1,329
Total goodwill	14,485	14,825

(1) In 2015, the Company had a fourth CGU, Intellectual Property & Science, which was classified as a discontinued operation in 2016. The carrying amount of $1,053 million of goodwill associated with Intellectual Property & Science was transferred to assets held for sale.

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted-average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Thomson Reuters Annual Report 2016

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the three-year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual Growth Rate(1)	Discount Rate	Tax Rate
Financial & Risk	3.0%	8.2%	28.0%
Legal	2.5%	7.2%	36.6%
Tax & Accounting	3.0%	8.8%	38.0%

(1)   The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 54% (approximately $7.8 billion) for Financial & Risk and over 100% for each of the other two CGUs. For all three CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

The cash flow growth projections and certain key assumptions underlying the fair value of all CGUs are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, the CGUs cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws.

Thomson Reuters Annual Report 2016

Note 18: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2016	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging(1)	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	2,368	-	-	-	-	2,368
Trade and other receivables	1,392	-	-	-	-	1,392
Other financial assets - current	67	121	-	-	-	188
Other financial assets - non-current	53	47	-	35	-	135
Current indebtedness	-	-	-	-	(1,111)	(1,111)
Trade payables (see note 20)	-	-	-	-	(311)	(311)
Accruals (see note 20)	-	-	-	-	(1,517)	(1,517)
Other financial liabilities - current	-	(34)	-	-	(68)	(102)
Long-term indebtedness	-	-	-	-	(6,278)	(6,278)
Other financial liabilities - non-current	-	(12)	(327)	-	(1)	(340)
Total	3,880	122	(327)	35	(9,286)	(5,576)

December 31, 2015	Cash, Trade and Other Receivables	Assets/ (Liabilities) at Fair Value through Earnings	Derivatives Used for Hedging(1)	Available for Sale	Other Financial Liabilities	Total
Cash and cash equivalents	966	-	-	-	-	966
Trade and other receivables	1,732	-	-	-	-	1,732
Other financial assets - current	55	121	-	-	-	176
Other financial assets - non-current	56	24	-	36	-	116
Current indebtedness	-	-	-	-	(1,595)	(1,595)
Trade payables (see note 20)	-	-	-	-	(282)	(282)
Accruals (see note 20)	-	-	-	-	(1,520)	(1,520)
Other financial liabilities - current(2)	-	(15)	-	-	(223)	(238)
Long-term indebtedness	-	-	-	-	(6,829)	(6,829)
Other financial liabilities - non-current	-	(15)	(370)	-	(2)	(387)
Total	2,809	115	(370)	36	(10,451)	(7,861)

(1) Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

(2) Includes a commitment to repurchase up to $165 million related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 23.

Thomson Reuters Annual Report 2016

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth in the section below entitled “Debt and Related Derivative Instruments”.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
December 31, 2016	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	9	-	13	-
C$500, 3.369% Notes, due 2019	372	99	386	99
C$750, 4.35% Notes, due 2020	557	163	601	163
C$550, 3.309% Notes, due 2021	408	65	426	65
$550, 1.30% Notes, due 2017	549	-	550	-
$550, 1.65% Notes, due 2017	549	-	550	-
$1,000, 6.50% Notes, due 2018	998	-	1,067	-
$500, 4.70% Notes, due 2019	499	-	528	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	595	-	625	-
$450, 3.85% Notes, due 2024	446	-	454	-
$500, 3.35% Notes, due 2026	494	-	481	-
$350, 4.50% Notes, due 2043	341	-	325	-
$350, 5.65% Notes, due 2043	341	-	378	-
$400, 5.50% Debentures, due 2035	394	-	424	-
$500, 5.85% Debentures, due 2040	489	-	544	-
Total	7,389	327	7,713	327
Current portion	1,111	-
Long-term portion	6,278	327

Thomson Reuters Annual Report 2016

	Carrying Amount		Fair Value
December 31, 2015	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	57	-	59	-
Commercial paper	1,037	-	1,037	-
C$500, 3.369% Notes, due 2019	358	109	374	109
C$750, 4.35% Notes, due 2020	537	182	581	182
C$550, 3.309% Notes, due 2021	394	79	405	79
$500, 0.875% Notes, due 2016	500	-	499	-
$550, 1.30% Notes, due 2017	548	-	546	-
$550, 1.65% Notes, due 2017	548	-	547	-
$1,000, 6.50% Notes, due 2018	997	-	1,102	-
$500, 4.70% Notes, due 2019	498	-	535	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	594	-	615	-
$450, 3.85% Notes, due 2024	445	-	442	-
$350, 4.50% Notes, due 2043	340	-	300	-
$350, 5.65% Notes, due 2043	340	-	351	-
$400, 5.50% Debentures, due 2035	394	-	411	-
$500, 5.85% Debentures, due 2040	489	-	531	-
Total	8,424	370	8,696	370
Current portion	1,595	-
Long-term portion	6,829	370

Long-term Debt Activity

The following table provides information regarding notes that the Company issued and repaid in 2016 and 2015:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
May 2016	0.875% Notes, due 2016	US$500
July 2015	5.70% Notes, due 2015	C$600

The Company used the net proceeds of its May 2016 debt issuance to repay the notes which matured in the same month. In July 2015, the Company repaid C$600 million ($593 million after swaps) of notes upon their maturity, principally from cash on hand that included proceeds from earlier commercial paper issuances in 2015.

Commercial Paper

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. There was no outstanding commercial paper at December 31, 2016. Current indebtedness included $1,037 million of outstanding commercial paper within the consolidated statement of financial position at December 31, 2015.

Thomson Reuters Annual Report 2016

The Company has entered into the following derivative instruments to hedge its exposures on indebtedness:

Cross-currency interest rate swaps

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value, which was a net liability position of $327 million at December 31, 2016 (2015 - net liability position of $370 million). The outstanding instruments were the same at December 31, 2016 and 2015, as set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019	US$478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	US$731
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2021	US$483

Credit Facility

The Company has a $2.4 billion syndicated credit facility agreement which matures in November 2021. The facility may be utilized to provide liquidity for general corporate purposes (including support for its commercial paper programs). There were no borrowings under the credit facility in 2016 and 2015.

The Company may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on the Company’s credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If the Company’s long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fee and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at December 31, 2016.

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging Arrangements		After Currency Hedging Arrangements(1)
	2016	2015	2016	2015
Canadian dollar	1,337	1,320	-	31
U.S. dollar	6,044	7,087	7,731	8,772
Euro	7	10	7	10
Other currencies	1	7	1	7
	7,389	8,424	7,739	8,820

(1) Excludes fair value adjustments of $23 million and $26 million at December 31, 2016 and 2015, respectively, associated with the interest related fair value component of hedging instruments.

Thomson Reuters Annual Report 2016

Interest Rate Risk Exposures

At December 31, 2016, substantially all indebtedness of $7,739 million (after swaps) pays interest at fixed rates. The weighted-average interest rate was 4.2% (2015 - 3.7% including commercial paper borrowings of $1,037 million).

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Specifically, the Company mitigates such exposure by entering into a series of exchange contracts to purchase or sell certain currencies in the future at fixed amounts. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2016 and 2015 were as follows:

	December 31,
Sell (buy)	2016	2015
Euros	554	527
British pounds sterling	(204)	(260)
Japanese yen	45	58

The 2016 arrangements settle at various dates over the next 12 months. The fair value of contracts outstanding at December 31, 2016 was a net asset of $8 million (2015 - net asset of $5 million).

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S. At December 31, 2016, the fair value of embedded derivatives represented a net asset of $116 million (2015 - net asset of $112 million).

Fair value gains and losses from derivative financial instruments

Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	Year ended December 31,
	2016		2015
	Fair Value Gain (Loss) Through Earnings	Fair Value Gain (Loss) Through Equity	Fair Value Gain (Loss) Through Earnings	Fair Value Gain (Loss) Through Equity
Embedded derivatives	10	-	24	-
Foreign exchange contracts	(23)	-	44	-
Hedging instruments:
Cross currency interest rate swaps – cash flow hedges	46	(4)	(306)	18
Forward interest rate swaps - cash flow hedges	(1)	-	(1)	-
	32	(4)	(239)	18

Financial Risk Management

The Company is exposed to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk, as its operations are diverse and global. A centralized corporate treasury group works to minimize the potential adverse effects from these risks by using hedging strategies, where applicable, as well as associating with high quality financial institutions, limiting exposures to counterparties and ensuring flexible sources of funding. The Chief Financial Officer oversees the overall approach and ensures the use of strict guidelines and internal control processes.

Thomson Reuters Annual Report 2016

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a significant portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, net earnings and the carrying values of assets and liabilities.

•	changes in exchange rates between 2015 and 2016 decreased consolidated revenues by approximately 2%;

•	the translation effects of changes in exchange rates in the consolidated statement of financial position were net translation losses of $575 million in 2016 (2015 - net translation losses of $570 million), which were recorded within accumulated other comprehensive loss in shareholders’ equity;

•	in 2016, net accumulated foreign currency translation gains of $19 million (2015 - nil) were recycled from equity to the consolidated income statement in connection with the sale of the Intellectual Property & Science business; and

•	the Company only uses derivative instruments to reduce foreign currency and interest rate exposures. Canadian dollar borrowings are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. Additionally, the Company enters into forward contracts to mitigate foreign exchange risk related to operating cash flows other than the U.S. dollar.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2016.

	10% Weakening in Foreign Currency vs. US$
	(in millions)
(Decrease) increase to earnings	£	€	Other Currencies	Total
Impact on earnings from financial assets and liabilities(1)	(1)	(27)	(1)	(29)
Impact on earnings from non-permanent intercompany loans	77	25	88	190
Total impact on earnings	76	(2)	87	161

(1)   Excludes debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2016, the majority of $2,368 million in cash and cash equivalents (2015 - $966 million) was comprised of interest-bearing assets. Based on amounts as of December 31, 2016, a 100 basis point increase in interest rates would have increased annual interest income by approximately $20 million (2015 - $6 million).

At December 31, 2016, substantially all indebtedness of $7,739 million (after swaps) pays interest at fixed rates. If the U.S. dollar interest rates were to increase by 100 basis points, the gain recorded to equity in relation to debt-related cash flow hedges would be $61 million (2015 - $78 million). The equivalent increase in Canadian dollar interest rates would result in a loss recorded to equity in relation to cash flow hedges of $50 million (2015 - $62 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect.

As of December 31, 2016, there were no derivatives designated as fair value hedges.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Thomson Reuters Annual Report 2016

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure as follows:

•	cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2016, approximately 95% of cash and cash equivalents were held by institutions that were rated at “A-“ or higher by at least one of the major credit rating agencies;

•	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	the Company assesses the creditworthiness of its customers.

No allowance for credit losses on financial assets was required as of December 31, 2016, other than the allowance for doubtful accounts (see note 12). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $2,368 million (2015 - $966 million), trade and other receivables $1,392 million (2015 - $1,732 million) and other financial assets $288 million (2015 - $256 million). The Company had no credit exposure on its debt-related derivatives, as all of these instruments were in a payable position at the end of each year.

Liquidity Risk

A centralized treasury function ensures funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is invested in money market funds or bank money market deposits with maturities aligned to expected cash needs. In addition, the Company maintains commercial paper programs, which provide cost-effective and flexible short-term funding.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2016 and 2015, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2016	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt(1)	1,100	1,000	879	574	774	3,150	7,477
Interest payable(1)	308	273	224	193	170	1,779	2,947
Debt-related hedges outflows(2)	58	58	528	768	497	-	1,909
Debt-related hedges inflows(2)	(51)	(51)	(423)	(606)	(437)	-	(1,568)
Trade payables	311	-	-	-	-	-	311
Accruals	1,517	-	-	-	-	-	1,517
Other financial liabilities	111	13	-	-	-	-	124
Total	3,354	1,293	1,208	929	1,004	4,929	12,717

December 31, 2015	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt(1)	500	1,100	1,000	869	557	3,411	7,437
Interest payable(1)	299	289	254	206	175	1,857	3,080
Debt-related hedges outflows(2)	58	58	58	528	768	497	1,967
Debt-related hedges inflows(2)	(49)	(49)	(49)	(411)	(589)	(424)	(1,571)
Commercial paper	1,037	-	-	-	-	-	1,037
Trade payables	282	-	-	-	-	-	282
Accruals	1,520	-	-	-	-	-	1,520
Other financial liabilities	295	17	-	-	-	-	312
Total	3,942	1,415	1,263	1,192	911	5,341	14,064

(1) Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2) Future cash flows have been calculated using forward foreign exchange rates.

Thomson Reuters Annual Report 2016

Capital Management

The Company’s capital management strategy is aligned with its business strategy, both of which remain focused on:

•	Driving revenue growth from existing businesses, rather than growth from acquisitions;

•	Balancing cash generated from operations between reinvestment in the business and returning it to shareholders; and

•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of the Company’s business strategy.

As at December 31, 2016, total capital was comprised of equity with a fair value of $31.8 billion and debt of $7.4 billion. As at December 31, 2016, cash and cash equivalents were $2.4 billion.

The Company’s existing sources of liquidity generate sufficient funding for the company to meet its current obligations as well as allowing for: (i) reinvestment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2016, the Company’s credit ratings were as follows:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instruments in the measurement of net debt.

The following table presents the calculation of net debt(1):

	December 31,
	2016	2015
Current indebtedness	1,111	1,595
Long-term indebtedness	6,278	6,829
Total debt	7,389	8,424
Swaps	327	370
Total debt after swaps	7,716	8,794
Remove fair value adjustments for hedges(2)	23	26
Total debt after currency hedging arrangements	7,739	8,820
Remove transaction costs and discounts included in the carrying value of debt	65	67
Less: cash and cash equivalents	(2,368)	(966)
Net debt	5,436	7,921

(1) Net debt is a non-IFRS measure.

(2) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

Thomson Reuters Annual Report 2016

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

• Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 –	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3 –	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2016				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	140	-	140
Foreign exchange contracts(2)	-	28	-	28
Financial assets at fair value through earnings	-	168	-	168
Available for sale investments(3)	7	28	-	35
Total assets	7	196	-	203

Liabilities
Embedded derivatives(1)	-	(24)	-	(24)
Foreign exchange contracts(2)	-	(20)	-	(20)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(44)	(2)	(46)
Derivatives used for hedging(5)	-	(327)	-	(327)
Total liabilities	-	(371)	(2)	(373)

December 31, 2015				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	132	-	132
Foreign exchange contracts(2)	-	13	-	13
Financial assets at fair value through earnings	-	145	-	145
Available for sale investments(3)	6	30	-	36
Total assets	6	175	-	181

Liabilities
Embedded derivatives(1)	-	(20)	-	(20)
Foreign exchange contracts(2)	-	(8)	-	(8)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(28)	(2)	(30)
Derivatives used for hedging(5)	-	(370)	-	(370)
Total liabilities	-	(398)	(2)	(400)

(1) Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(2) Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3) Investments in entities over which the Company does not have control, joint control or significant influence.

(4) Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

(5) Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

Thomson Reuters Annual Report 2016

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the years ending December 31, 2016 and 2015.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;

•	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and

•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis on the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. This information is summarized in the table below.

Financial assets	Gross Financial Assets	Gross Financial Liabilities Netted Against Assets	Net Financial Assets in the Consolidated Statement of Financial Position	Related Financial Liabilities Not Netted	Net Amount
Derivative financial assets	27	-	27 (1)	(16)	11
Cash and cash equivalents	36	-	36 (2)	(1)	35
December 31, 2016	63	-	63	(17)	46

Derivative financial assets	13	-	13 (1)	(5)	8
Cash and cash equivalents	43	-	43 (2)	(40)	3
December 31, 2015	56	-	56	(45)	11

Financial liabilities	Gross Financial Liabilities	Gross Financial Assets Netted Against Liabilities	Net Financial Liabilities in the Consolidated Statement of Financial Position	Related Financial Assets Not Netted	Net Amount
Derivative financial liabilities	346	-	346 (3)	(16)	330
Bank indebtedness	1	-	1 (4)	(1)	-
December 31, 2016	347	-	347	(17)	330

Derivative financial liabilities	378	-	378 (3)	(5)	373
Bank indebtedness	40	-	40 (4)	(40)	-
December 31, 2015	418	-	418	(45)	373
(1) Included within “Other financial assets”- current and “Other financial assets”- non-current in the consolidated statement of financial position.

(2) Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(3) Included within “Other financial liabilities” – current and “Other financial liabilities” – non-current in the consolidated statement of financial position.

(4) Included within “Current indebtedness” in the consolidated statement of financial position.

Thomson Reuters Annual Report 2016

Note 19: Other Non-Current Assets

	December 31,
	2016	2015
Net defined benefit plan surpluses (see note 25)	18	19
Cash surrender value of life insurance policies	288	283
Equity method investments	163	173
Other non-current assets	68	69
Total other non-current assets	537	544

Note 20: Payables, Accruals and Provisions

	December 31,
	2016	2015
Trade payables	311	282
Accruals	1,517	1,520
Provisions (see note 21)	273	176
Other current liabilities	347	277
Total payables, accruals and provisions	2,448	2,255

Note 21: Provisions and Other Non-Current Liabilities

	December 31,
	2016	2015
Net defined benefit plan obligations (see note 25)	1,417	1,311
Deferred compensation and employee incentives	235	242
Provisions	140	117
Uncertain tax positions	298	338
Other non-current liabilities	168	116
Total provisions and other non-current liabilities	2,258	2,124

The following table presents the movement in provisions for the years ended December 31, 2016 and 2015:

	Employee-Related	Facilities-Related	Restructuring	Other	Total
Balance at December 31, 2014	75	86	29	189	379
Charges	65	3	-	-	68
Utilization	(84)	(17)	(22)	(22)	(145)
Translation and other, net	(4)	3	-	(8)	(9)
Balance at December 31, 2015	52	75	7	159	293
Less: short-term provisions	52	-	6	118	176
Long-term provisions	-	75	1	41	117

Balance at December 31, 2015	52	75	7	159	293
Charges	291	13	-	11	315
Utilization	(141)	(11)	(5)	(19)	(176)
Translation and other, net	(4)	(8)	(2)	(5)	(19)
Balance at December 31, 2016	198	69	-	146	413
Less: short-term provisions	168	14	-	91	273
Long-term provisions	30	55	-	55	140

Thomson Reuters Annual Report 2016

Employee-related

The employee-related provisions remaining at December 31, 2016 consist of severance and are expected to be paid by 2018.

Facilities-related

Facilities-related provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next five years.

Other

Other includes various items arising in the normal course of business such as legal provisions, reserves for health care and disposal related reserves.

Note 22: Deferred Tax

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities (assets)	Goodwill and Other Identifiable Intangible Assets	Computer Software, Computer Hardware and Other Property	Other(1)	Total
December 31, 2014	1,787	(48)	639	2,378
Acquisitions	2	-	-	2
Benefit to income statement - continuing operations	(116)	(63)	(45)	(224)
(Benefit) expense to income statement - discontinued operations	(5)	(2)	3	(4)
Translation and other, net	(48)	2	(15)	(61)
December 31, 2015	1,620	(111)	582	2,091

Acquisitions	6	-	-	6
Benefit to income statement - continuing operations	(132)	-	(13)	(145)
Benefit to income statement - discontinued operations	(19)	(2)	(39)	(60)
Transfer to assets held for sale	(54)	1	-	(53)
Translation and other, net	(14)	12	4	2
December 31, 2016	1,407	(100)	534	1,841

(1) Includes $397 million (2015 - $436 million) related to intercompany sales of certain technology and content assets as part of the Company’s consolidation of the ownership and management of these assets.

Thomson Reuters Annual Report 2016

Deferred tax assets	Tax Losses	Employee Benefits	Deferred and Share-Based Compensation	Other	Total
December 31, 2014	88	485	154	268	995
(Expense) benefit to income statement - continuing operations	(10)	20	(2)	(38)	(30)
(Expense) benefit to income statement - discontinued operations	(2)	1	-	(4)	(5)
(Expense) benefit to equity	-	(58)	(8)	4	(62)
Translation and other, net	(4)	(3)	-	(18)	(25)
December 31, 2015	72	445	144	212	873
(Expense) benefit to income statement - continuing operations	(12)	(165)	17	26	(134)
(Expense) benefit to income statement - discontinued operations	(5)	(1)	2	(3)	(7)
Transfer to assets held for sale	(9)	-	-	(10)	(19)
Benefit to equity	-	9	12	-	21
Translation and other, net	2	(4)	-	2	-
December 31, 2016	48	284	175	227	734
Net deferred liability at December 31, 2015					(1,218)
Net deferred liability at December 31, 2016					(1,107)

The estimated recovery period for the deferred tax balances is shown below:

	December 31,
	2016	2015
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	1,820	2,071
Deferred tax liabilities to be recovered within 12 months	21	20
Total deferred tax liabilities	1,841	2,091

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	592	735
Deferred tax assets to be recovered within 12 months	142	138
Total deferred tax assets	734	873
Net deferred tax liability	1,107	1,218

At December 31, 2016, the Company had Canadian tax losses carried forward of $1,607 million, tax losses carried forward in other jurisdictions of $4,884 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $25 million. If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2017 and 2036. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2016, the Company did not recognize deferred tax assets of $1,804 million related to $6,471 million of tax losses carried forward.

At December 31, 2016, the Company had $581 million of capital losses carried forward which may only be used to offset future capital gains. The deferred tax asset not recognized in respect of these losses was $98 million.

Thomson Reuters Annual Report 2016

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were $13.8 billion at December 31, 2016 (2015 - $13.6 billion).

Note 23: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common Shares	Stated Capital	Series II, Cumulative Redeemable Preference Share Capital	Contributed Surplus	Total Capital
Balance, December 31, 2014	796,016,214	9,866	110	181	10,157
Shares issued under DRIP	831,068	33	-	-	33
Stock compensation plans	3,675,566	147	-	(15)	132
Repurchases of common shares(1)	(35,927,984)	(470)	-	-	(470)
Balance, December 31, 2015	764,594,864	9,576	110	166	9,852
Shares issued under DRIP	854,609	35	-	-	35
Stock compensation plans	3,653,670	145	-	30	175
Repurchases of common shares	(41,659,842)	(473)	-	-	(473)
Balance, December 31, 2016	727,443,301	9,283	110	196	9,589

(1) Stated capital includes $(55) million related to the Company’s pre-defined share repurchase plan. See share repurchases below.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per share and dividends paid on common shares are as follows:

	Year ended December 31,
	2016	2015
Dividends declared per common share	$1.36	$1.34

Dividends declared	1,015	1,046
Dividends reinvested	(35)	(33)
Dividends paid	980	1,013

Registered holders of common shares may participate in the dividend reinvestment plan, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2016, the Company renewed its normal course issuer bid (“NCIB”) for an additional 12 months. Under the NCIB, the Company may repurchase up to 37.5 million common shares between May 30, 2016 and May 29, 2017 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In 2016, the Company privately repurchased 9.5 million common shares (2015 - 10 million common shares) at a discount to the then-prevailing market price.

Thomson Reuters Annual Report 2016

Details of share repurchases were as follows:

	Year ended December 31,
	2016	2015
Share repurchases (millions of U.S. dollars)	1,673	1,417
Shares repurchased (millions)	41.9	35.9
Share repurchases - average price per share	$39.91	$39.42

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on December 31, 2015. As a result, the Company recorded a $165 million liability in “Other financial liabilities” within current liabilities at December 31, 2015 with a corresponding amount recorded in equity in the consolidated statement of financial position. The Company did not enter into such a plan with its broker at December 31, 2016.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2016 and 2015, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Note 24: Share-Based Compensation

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 50 million common shares. As of December 31, 2016, there were 2,788,790 awards available for grant (2015 - 7,121,298).

The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

			Equity-settled	Cash-settled(1)
Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date	Fair value at reporting date
TRSUs	Up to seven years	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date
PRSUs	Three year performance period	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date

(1) Cash-settled awards represent the portion of certain share-based compensation related to withholding tax, which the Company funds from its own cash.

Thomson Reuters Annual Report 2016

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2016 and 2015 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2016	2015
Weighted-average fair value ($)	3.44	3.91
Weighted-average of key assumptions:
Share price ($)	36.63	39.50
Exercise price ($)	36.63	39.50
Risk-free interest rate	1.5%	1.7%
Dividend yield	3.9%	3.8%
Volatility factor	18%	18%
Expected life (in years)	5	5

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $41.40 and $39.98 for the years ended December 31, 2016 and 2015, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2014 through 2016.

The weighted-average fair value of PRSUs granted was $36.86 and $39.49 for the years ended December 31, 2016 and 2015, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 21 million common shares can be purchased through the ESPP. The maximum number of shares currently issuable for the U.S. ESPP is 15 million and for the global ESPP is 6 million.

Share Appreciation Rights (SARs)

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. SARs vest over a four-year period and expire four to ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period using a Black-Scholes option pricing model. There were no SAR grants in 2016 and 2015.

Thomson Reuters Annual Report 2016

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	SARs	Total	Weighted- Average Exercise Price($)(1)
Awards outstanding (in thousands):
Outstanding at December 31, 2014	9,359	4,101	3,530	57	17,047	33.85
Granted	2,584	864	1,207	-	4,655	39.50
Exercised	(2,332)	(556)	(764)	(28)	(3,680)	34.22
Forfeited	(645)	(457)	(673)	-	(1,775)	36.47
Expired	(53)	-	-	(4)	(57)	39.30
Outstanding at December 31, 2015	8,913	3,952	3,300	25	16,190	35.14
Exercisable at December 31, 2015	4,550	-	-	25	4,575	34.30

Granted	2,761	656	1,852	-	5,269	36.63
Exercised	(3,108)	(791)	(968)	(15)	(4,882)	33.59
Forfeited	(206)	(125)	(391)	-	(722)	37.16
Expired	(151)	-	-	-	(151)	42.79
Outstanding at December 31, 2016	8,209	3,692	3,793	10	15,704	36.04
Exercisable at December 31, 2016	3,033	-	-	10	3,043	34.58

(1) Represents the weighted-average exercise price for stock options and SARs. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

In 2016, the weighted-average share price at the time of exercise for the awards described above was $40.34 per share (2015 - $39.98).

Share-based compensation expense for years ended December 31, 2016 and 2015 was as follows:

	Stock Options	TRSUs	PRSUs	Others(2)	Total
December 31, 2016(1)	21	37	75	9	142
December 31, 2015(1)	5	23	44	3	75

(1) Includes expense of $36 million at December 31, 2016 (2015 – income of $4 million) relating to the revaluation of withholding taxes on share-based compensation awards, which is included within fair value adjustments in the presentation of “Operating expenses” in note 5.

(2) Principally comprised of expense related to ESPP and DSUs.

The Company recorded a liability for cash-settled share incentive awards of $154 million at December 31, 2016 (2015 - $111 million). The intrinsic value of the liability for vested awards was $45 million at December 31, 2016 (2015 - $24 million).

The following table summarizes additional information relating to stock options and SARs outstanding at December 31, 2016:

Range of exercise prices(1)	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price for Awards Outstanding	Number Exercisable (in thousands)	Weighted- Average Exercise Price for Awards Exercisable
0.00 – 30.00	526	4.88	$27.79	526	$27.79
30.01 - 35.00	2,021	6.82	$32.96	1,032	$32.60
35.01 – 40.00	5,643	7.87	$37.87	1,456	$38.27
40.01 - 45.00	29	0.22	$42.77	29	$42.77
Total	8,219			3,043

(1) TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Thomson Reuters Annual Report 2016

Note 25: Employee Benefit Plans

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, by independent qualified actuaries using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and the Reuters Pension Fund (“RPF”), Supplementary Pension Scheme (“SPS”) and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees, collectively the “Large U.K. plans”. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the Large U.K. plans (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the Large U.K. plans, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, former and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Eligible benefits under the Large U.K. plans increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees. However, most new employees are eligible to participate in defined contribution plans.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Similar to the TRGP, the Company bears the cost of the Large U.K. plans (less employee contributions). However, the responsibility for the management and governance of each of the Large U.K. plans lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. In order to develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. The Company has separate funding agreements with the respective Large U.K. plan’s Trustees that provide for ongoing contributions to fund current service accruals and scheduled deficit recovery contributions to remedy prior funding deficits over a period of several years. These arrangements are updated in conjunction with the triennial valuations. The RPF and SPS plan assets that can be recognized on the Company’s consolidated statement of financial position are limited by plan restrictions that ensure any expected surplus assets at plan termination belong to the plan (and therefore its participants). This limitation is known as the asset ceiling restriction.

Other international locations operate various pension plans in accordance with local regulations and practices.

Thomson Reuters Annual Report 2016

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans(1)		OPEB(1)		Total(1)
	2016	2015	2016	2015	2016	2015
As of January 1	(1,135)	(1,124)	(157)	(222)	(1,292)	(1,346)
Plan (expense) benefit recognized in income statement:
Continuing operations	(138)	(148)	(11)	(15)	(149)	(163)
Discontinued operations	5	(4)	-	-	5	(4)
Actuarial (losses) gains	(79)	39	12	71	(67)	110
Exchange differences	31	15	1	2	32	17
Contributions paid	74	80	14	9	88	89
Other	(17)	7	1	(2)	(16)	5
Net plan obligations as of December 31	(1,259)	(1,135)	(140)	(157)	(1,399)	(1,292)
Net plan surpluses recognized in non-current assets					18	19
Net plan obligations recognized in non-current liabilities					(1,417)	(1,311)

(1) Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Analysis of material defined benefit plans

The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded(1)		OPEB		Total
As of December 31,	2016	2015	2016	2015	2016	2015	2016	2015
Present value of plan obligations	(6,819)	(6,518)	(313)	(314)	(114)	(133)	(7,246)	(6,965)
Fair value of plan assets	6,164	5,944	-	-	-	-	6,164	5,944
	(655)	(574)	(313)	(314)	(114)	(133)	(1,082)	(1,021)
Unrecognized plan assets(2)	(280)	(235)	-	-	-	-	(280)	(235)
Net plan obligations	(935)	(809)	(313)	(314)	(114)	(133)	(1,362)	(1,256)
Net plan surpluses	15	15	-	-	-	-	15	15
Net plan obligations	(950)	(824)	(313)	(314)	(114)	(133)	(1,377)	(1,271)

(1) Unfunded pension plans consist of SERPs for eligible employees.

(2) Unrecognized plan assets are not included in the consolidated statement of financial position because they are not considered recoverable, as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. The Company considered the related plans’ funded status, expected future service accruals and employer contribution commitments in determining the plan assets that are subject to this asset ceiling restriction.

Thomson Reuters Annual Report 2016

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligations	Funded		Unfunded		OPEB		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Opening defined benefit obligation	(6,518)	(6,958)	(314)	(339)	(133)	(203)	(6,965)	(7,500)
Current service cost:
Continuing operations	(78)	(82)	(3)	(3)	(1)	(2)	(82)	(87)
Discontinued operations	(2)	(4)	-	-	-	-	(2)	(4)
Administration fees	(19)	(14)	(1)	-	-	-	(20)	(14)
Interest cost	(240)	(250)	(13)	(13)	(5)	(7)	(258)	(270)
Actuarial (losses) gains from changes in financial assumptions(1)	(934)	223	(10)	10	(2)	3	(946)	236
Actuarial gains from changes in demographic assumptions(2)	58	37	4	5	2	20	64	62
Experience (losses) gains	(46)	6	-	(2)	16	50	(30)	54
Contributions by employees	(9)	(10)	-	-	(2)	(2)	(11)	(12)
Benefits paid	258	291	18	18	11	9	287	318
Administration fees disbursements	18	13	1	-	-	-	19	13
Curtailment gain:
Continuing operations	11	-	-	-	-	-	11	-
Discontinued operations	8	-	-	-	-	-	8	-
Exchange differences	704	215	3	3	-	-	707	218
Other	(30)	15	2	7	-	(1)	(28)	21
Closing defined benefit obligation	(6,819)	(6,518)	(313)	(314)	(114)	(133)	(7,246)	(6,965)

(1) Losses in 2016 were primarily associated with a decrease in discount rates at the measurement date, compared to the prior measurement date. (Gains in 2015 were primarily associated with an increase in discount rates at the measurement date, compared to the prior measurement date).

(2) Gains in 2016 were primarily associated with new 2016 mortality tables issued by the Society of Actuaries in the United States, reflecting shorter life expectancy. (Gains in 2015 were primarily associated with new 2015 mortality tables issued by the Society of Actuaries in the United States, reflecting shorter life expectancy.)

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

	2016	2015		2016	2015
Active employees	25%	27%	U.S.	39%	40%
Deferred	38%	35%	U.K.	53%	52%
Retirees	37%	38%	Rest of world	8%	8%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted-average duration of plan obligations were as follows:

Years	2016	2015
TRGP	17	16
RPF	21	20
SPS	15	14
TTC	19	18

Thomson Reuters Annual Report 2016

Plan assets

The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Opening fair value of plan assets	5,944	6,470	-	-	-	-	5,944	6,470
Interest income(1)	216	230	-	-	-	-	216	230
Return on plan assets excluding amounts included in interest income (expense)(2)	939	(292)	-	-	-	-	939	(292)
Contributions by employer	55	64	21	18	9	7	85	89
Contributions by employees	9	10	-	-	2	2	11	12
Benefits paid	(258)	(291)	(18)	(18)	(11)	(9)	(287)	(318)
Administration fees disbursements	(18)	(13)	(1)	-	-	-	(19)	(13)
Exchange differences	(725)	(217)	-	-	-	-	(725)	(217)
Other	2	(17)	(2)	-	-	-	-	(17)
Closing fair value of plan assets	6,164	5,944	-	-	-	-	6,164	5,944

(1) Interest income is calculated using the discount rate for the period.

(2) Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate (which also considers limitations from unrecognized plan assets).

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

Thomson Reuters Annual Report 2016

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted(1)		Unquoted		Total
	2016	2015	2016	2015	2016	2015
Equities(2)
U.S.	167	134	120	124	287	258
U.K.	12	9	-	-	12	9
All other	174	182	1,036	1,010	1,210	1,192
Bonds(3)
Corporate
U.S.	279	285	470	451	749	736
U.K.	-	-	354	881	354	881
All other	8	8	791	47	799	55
Government
U.S.	-	-	248	271	248	271
U.K.	-	-	985	1,031	985	1,031
All other	-	-	4	5	4	5
Other fixed income	154	157	374	275	528	432
Multi-asset(4)
U.K.	-	-	81	96	81	96
All other	-	-	384	463	384	463
Property	25	24	32	116	57	140
Insurance	-	-	80	83	80	83
Derivatives	-	-	51	88	51	88
Cash and cash equivalents	110	20	214	176	324	196
Other	5	5	6	3	11	8
Total	934	824	5,230	5,120	6,164	5,944

(1) Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2) Equities include direct shareholdings and funds focused on equity strategies.

(3) Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4) Multi-asset includes funds that invest in a range of asset classes.

As of December 31, 2016 and 2015, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2016 and 2015, the Company contributed $85 million and $89 million, respectively, to its material defined benefit plans.

In January 2017, the Company contributed $500 million to the TRGP. See note 30. In addition to this contribution, the Company expects to further contribute approximately $80 million to its material defined benefit plans in 2017, including $50 million in accordance with the normal funding policy of funded plans and $30 million for claims expected to arise under unfunded and OPEB plans.

Thomson Reuters Annual Report 2016

From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2016.

Actuarial assumptions

The weighted-average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB
As of December 31,	2016	2015	2016	2015	2016	2015
Discount rate	3.09%	3.88%	4.01%	4.30%	3.78%	3.94%
Inflation assumption	3.21%	3.11%	2.66%	2.62%	-	-
Rate of increase in salaries	3.37%	3.77%	3.49%	3.54%	3.50%	3.50%
Rate of increase in pension payments	2.94%	2.89%	3.05%	3.00%	-	-
Medical cost trend	-	-	-	-	6.50%	6.50%

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company’s actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $259 million as of December 31, 2016.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $97 million and $24 million, respectively, as of December 31, 2016.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 6.5% for 2016, which is reduced ratably to 5% in 2020. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $10 million at December 31, 2016.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2016 are based on the following:

•	TRGP: RP-2016 with MP-2016 Generational Table; and

•	Large U.K. plans: SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

Thomson Reuters Annual Report 2016

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2016 and 2015 and a plan participant at age 40 as of December 31, 2016 and 2015 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2016	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2016 at age 65	23	25
Employee age 40 as of December 31, 2016 retiring at age 65	25	27

December 31, 2015	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2015 at age 65	23	25
Employee age 40 as of December 31, 2015 retiring at age 65	25	27

For the TRGP and the other Large U.K. plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $148 million as of December 31, 2016.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•	Investment risk: Returns on plan assets may not be sufficient to fund plan obligations. To mitigate such risk, plan fiduciaries maintain investment policies and periodically review investment allocations to ensure adequate support of funding objectives. Additionally, plan fiduciaries review fund manager performance against benchmarks for specific investment mandates.

•	Interest rate risk: A fall in interest rates will increase the value of the plan obligations as well as the fixed income investments used to fund the obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. As a result, plan liabilities may increase faster than assets in a declining interest rate environment, potentially requiring the Company to make additional contributions. Diversified asset allocations mitigate this risk by creating the potential to outperform increases in liabilities and to reinvest excess returns in liability matching assets, reducing the need for Company contributions.

•	Inflation risk: Actual salary increases and pension increases linked to inflation may exceed expectations, resulting in higher than anticipated plan obligations. To mitigate this risk, certain plan assets are invested in hedging assets, including derivatives and inflation-linked bonds.

•	Currency risk: In some plans, obligations denominated in local currency may be partially funded by foreign investments. To hedge this currency mismatch, derivatives may be used.

•	Liquidity risk: If a plan has insufficient cash to fund near term benefit payments, the Company may have to make additional contributions or unexpected changes in asset allocations may be required. This risk is mitigated as near term pension payments are reasonably known and plans generally hold short-term debt securities to fund such payments.

•	Mortality risk: Life expectancy may improve at a faster rate than expected, resulting in higher plan obligations. To mitigate this risk, life expectancy assumptions are reviewed in connection with periodic valuations.

For defined benefit retiree medical plans, the material risks are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Thomson Reuters Annual Report 2016

Analysis of income and expense

Defined benefit plan expense for years ended December 31, 2016 and 2015 was as follows:

Income Statement(1)	Funded		Unfunded		OPEB		Total
Year ended December 31,	2016	2015	2016	2015	2016	2015	2016	2015
Current service cost	78	86	3	3	1	2	82	91
Net interest cost	33	30	13	13	5	8	51	51
Administration fees	19	14	1	-	-	-	20	14
Curtailment gain	(11)	-	-	-	-	-	(11)	-
Defined benefit plan expense	119	130	17	16	6	10	142	156

(1) Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5. Net interest cost is reported in “Finance costs, net” as set out in note 7.

Analysis of other comprehensive loss (income) The following summarizes amounts recognized in other comprehensive loss (income) for material defined benefit plans:
Other Comprehensive Loss (Income)	Funded		Unfunded		OPEB		Total
Year ended December 31,	2016	2015	2016	2015	2016	2015	2016	2015
Remeasurement losses (gains) on defined benefit obligation:
Due to financial assumption changes	934	(223)	10	(10)	2	(3)	946	(236)
Due to demographic assumption changes	(58)	(37)	(4)	(5)	(2)	(20)	(64)	(62)
Due to experience	46	(6)	-	2	(16)	(50)	30	(54)
Return on plan assets (greater) less than discount rate	(938)	292	-	-	-	-	(938)	292
Change in irrecoverable surplus other than interest	86	(50)	-	-	-	-	86	(50)
Total recognized in other comprehensive loss (income) before taxation	70	(24)	6	(13)	(16)	(73)	60	(110)

Accumulated Comprehensive Loss (Income)	Funded		Unfunded		OPEB		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Balance of actuarial losses (gains) at January 1	1,194	1,168	60	73	(65)	8	1,189	1,249
Net actuarial (gains) losses recognized in the year	(16)	26	6	(13)	(16)	(73)	(26)	(60)
Balance of actuarial losses (gains) at December 31	1,178	1,194	66	60	(81)	(65)	1,163	1,189
Balance of asset ceiling at January 1	184	224	-	-	-	-	184	224
Interest cost on irrecoverable surplus	8	10	-	-	-	-	8	10
Effects of the asset ceiling in the year	86	(50)	-	-	-	-	86	(50)
Balance of asset ceiling at December 31	278	184	-	-	-	-	278	184
Total accumulated comprehensive loss (income) at December 31	1,456	1,378	66	60	(81)	(65)	1,441	1,373

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company-matching contributions. Total expense related to defined contribution plans was $135 million in 2016 (2015 - $133 million), which approximates the cash outlays related to the plans.

Thomson Reuters Annual Report 2016

Note 26: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,
	2016	2015
Non-cash employee benefit charges	294	270
Fair value adjustments	20	(6)
Net losses on foreign exchange and derivative financial instruments	(54)	(44)
Other	28	16
	288	236
Details of “Changes in working capital and other items” are as follows:
	Year ended December 31,
	2016	2015
Trade and other receivables	30	(51)
Prepaid expenses and other current assets	(32)	(68)
Other financial assets	(5)	82
Payables, accruals and provisions	220	(61)
Deferred revenue	1	28
Other financial liabilities	(21)	(10)
Income taxes	(63)	17
Other(1)	(112)	(123)
	18	(186)
(1) Includes $(88) million (2015 - $(89) million) related to employee benefit plans.
The details of income taxes paid are as follows:
	Year ended December 31,
	2016	2015
Operating activities - continuing operations	(48)	(187)
Operating activities - discontinued operations	(59)	(18)
Investing activities - continuing operations	-	(1)
Investing activities - discontinued operations	(240)	-
Total income taxes paid	(347)	(206)

Thomson Reuters Annual Report 2016

Note 27: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during 2016 and 2015 were as follows:

	Year ended December 31,
	2016		2015
	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Businesses acquired	4	110	3	26
Less: cash acquired		-		(3)
Businesses acquired, net of cash	4	110	3	23
Deferred and contingent consideration payments		1		8
Investments in businesses	2	1	1	6
	6	112	4	37

Purchase price allocation

Each business combination has been accounted for using the acquisition method. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Year ended December 31,
	2016	2015
Cash and cash equivalents	-	3
Trade receivables	9	2
Prepaid expenses and other current assets	4	-
Current assets	13	5
Computer software	19	5
Other identifiable intangible assets	33	7
Total assets	65	17
Payables and accruals	(4)	(1)
Deferred revenue	(10)	(3)
Current liabilities	(14)	(4)
Deferred tax	(6)	(2)
Total liabilities	(20)	(6)
Net assets acquired	45	11
Goodwill	65	15
Total	110	26

Thomson Reuters Annual Report 2016

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2016 and 2015 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 28: Contingencies, Commitments and Guarantees

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In June 2016, certain U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to the Company’s intercompany transfer pricing practices. The Company plans to pursue all available administrative and judicial remedies necessary to resolve the matter. To that end, the Company filed a petition in U.S. Tax Court in September 2016. Management believes the Company will prevail in this dispute.

Thomson Reuters Annual Report 2016

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2016 were $279 million (2015 - $295 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

December 31,
2016
2017	261
2018	221
2019	203
2020	164
2021	135
2022 and thereafter	467
1,451

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $122 million at December 31, 2016. Sublease payments received in 2016 were $7 million (2015 - $5 million).

Dispositions

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Unconditional purchase obligations

The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations are as follows:

December 31,
2016
2017	499
2018	346
2019	241
2020	105
2021	55
2022 and thereafter	4
1,250

Thomson Reuters Annual Report 2016

Note 29: Related Party Transactions

As of December 31, 2016, Woodbridge beneficially owned approximately 62% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In January 2016 and December 2016, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million and $15 million, respectively. In December 2015, the Company completed a similar transaction for $12 million. The subsidiaries’ assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. The Company recorded a gain of $31 million and $12 million in 2016 and 2015, respectively, within “Other operating gains, net” within the consolidated income statement. For each of these transactions, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized each independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving recommendations of the Corporate Governance Committee, the board of directors approved these transactions. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matters at both the committee and board meetings.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by a subsidiary of the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with approximately 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In both 2016 and 2015, the Company’s costs under this lease arrangement for rent, taxes and other expenses were $39 million. At December 31, 2016 and 2015, the amounts payable to 3XSQ Associates were negligible.

Compensation of key management personnel

Key management personnel compensation, including directors, was as follows:

	Year ended December 31,
	2016	2015
Salaries and other benefits	29	27
Share-based payments(1)	27	15
Total compensation	56	42

(1) Share-based payments exclude mark-to-market fair value adjustments.

Key management personnel are comprised of the Company’s directors and executive officers.

Thomson Reuters Annual Report 2016

Note 30: Subsequent Events

Pension contribution

In January 2017, the Company contributed $500 million to its Thomson Reuters Group Pension Plan to pre-fund certain obligations.

2017 dividends

In February 2017, the Company’s board of directors approved a $0.02 per share increase in the annualized dividend to $1.38 per common share. A quarterly dividend of $0.345 per share will be paid on March 15, 2017 to shareholders of record as of February 23, 2017.

Share repurchases

In February 2017, the Company announced plans to repurchase up to an additional $1.0 billion of its common shares. The completion of this new buyback program will depend on factors such as market conditions, share price and other opportunities to invest capital for growth.

Debt repayment

In February 2017, the Company repaid $550 million principal amount of 1.30% notes upon their maturity. The repayment was funded with cash on hand.

Thomson Reuters Annual Report 2016

Executive Officers and Directors

Executive Officers

The following individuals are our executive officers as of March 1, 2017 and are members of our Executive Committee.

Name	Age	Title
James C. Smith	57	President & Chief Executive Officer
Stephane Bello	56	Executive Vice President & Chief Financial Officer
Deirdre Stanley	52	Executive Vice President, General Counsel & Secretary
Peter Warwick	65	Executive Vice President & Chief People Officer
Neil Masterson	48	Executive Vice President & Chief Transformation Officer
Brian Scanlon	44	Executive Vice President & Chief Strategy Officer
David W. Craig	47	President, Financial & Risk
Susan Taylor Martin	53	President, Legal
Brian Peccarelli	56	President, Tax & Accounting

Other Executive Committee Members

The following individuals are also members of our Executive Committee as of March 1, 2017, but are not considered executive officers:

Name	Age	Title
Gus Carlson	58	Executive Vice President & Chief Communications Officer
Carla Jones	53	Chief of Staff
Rick King	60	Executive Vice President & Chief Information Officer
Gonzalo Lissarrague	46	President, Global Growth Organization

Thomson Reuters Annual Report 2016

Jim Smith has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. He is also a director of Pfizer, Inc. Mr. Smith is relocating to the company’s office in Toronto, Ontario, Canada in April 2017 as part of an expatriate assignment.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors. Mr. Bello is relocating to the company’s office in Toronto, Ontario, Canada in April 2017 as part of an expatriate assignment.

Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson’s acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.

Peter Warwick has been Executive Vice President & Chief People Officer since January 2012. Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division from April 2011 to December 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick is a director of Scholastic Corp. Mr. Warwick resides in New York, New York, United States.

Neil Masterson has been Executive Vice President & Chief Transformation Officer since October 2013. As of January 2016, the operational infrastructure now concentrated in the Enterprise Technology & Operations organization, is also led by Mr. Masterson. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of Financial & Risk and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business Development. Mr. Masterson resides in Wadenswil, Switzerland as part of an expatriate assignment.

Brian Scanlon has been Executive Vice President & Chief Strategy Officer since January 2014. Mr. Scanlon previously spent 14 years at McKinsey & Co., where he held a number of senior leadership positions, including partner in the Corporate Finance & Strategy practice in Stamford, Connecticut; Chief Financial Officer for the northeast offices; and Managing Partner of McKinsey’s South East Asian Private Equity practice in Singapore. Prior to joining McKinsey, Mr. Scanlon was a senior accountant and consultant at Andersen Consulting, now called Accenture. Mr. Scanlon resides in Baar, Switzerland as part of an expatriate assignment.

Thomson Reuters Annual Report 2016

David Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems. Mr. Craig resides in London, United Kingdom.

Susan Taylor Martin has been President, Legal since January 2014. Prior to January 2014, Ms. Taylor Martin held a number of other key leadership positions within the organization, including Managing Director of the Legal business in the U.K. and Ireland, President of Media and Global Head of Corporate Strategy for Reuters. Ms. Taylor Martin joined Reuters in 1993. Ms. Taylor Martin is a non-executive director of Whitbread PLC. Ms. Taylor Martin resides in New York, New York, United States as part of an expatriate assignment.

Brian Peccarelli has been President, Tax & Accounting since February 2011. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Other Executive Committee Members

Gus Carlson has been Executive Vice President & Chief Communications Officer of Thomson Reuters since December 2013. From February 2011 to November 2013, Mr. Carlson ran his own communications consultancy. Prior to February 2011, Mr. Carlson held a number of executive roles at Thomson Reuters, including Executive Vice President & Chief Marketing Officer and prior to April 2008, Mr. Carlson was Senior Vice President and Chief Marketing & Communications Officer for Thomson. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.

Carla Jones has been Chief of Staff since May 2015. Ms. Jones has held a number of executive roles at Thomson Reuters since joining the company in 1997, including Senior Vice President, Office of the Chief Executive Officer for Thomson Reuters, Senior Vice President of Communications for Thomson Reuters Professional division and Vice President, Office of the Chief Executive Officer for Thomson. Ms. Jones resides in Ridgefield, Connecticut, United States.

Rick King has been Executive Vice President & Chief Information Officer since November 2015. Previously, Mr. King was Executive Vice President & Chief Operating Officer, Technology, from January 2014 to November 2015. Mr. King has held a number of executive roles at the company since 2000, including Chief Technology Officer of the former Professional division and Chief Technology Officer of the Legal segment. Prior to joining the company, he held executive positions at Ceridian Employer Services, Jostens Learning and WICAT Systems. Mr. King is a director of TCF Financial Corporation. Mr. King resides in Eden Prairie, Minnesota, United States.

Gonzalo Lissarrague has been President, Global Growth Organization since January 2014. Mr. Lissarrague joined La Ley, an Argentine legal content company, in 1991, and held a number of positions in editorial, marketing, sales and strategy. Mr. Lissarrague played a key role during Thomson’s acquisition of La Ley in 2000 and was appointed Managing Director, Argentina, for the Legal and Tax & Accounting businesses in 2004. After the formation of Global Growth Organization in 2012, Mr. Lissarrague was Managing Director of Latin America through the end of 2013. Mr. Lissarrague resides in Buenos Aires, Argentina.

Thomson Reuters Annual Report 2016

Directors

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 1, 2017 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		Committee Memberships
Name	Age	Audit	Corporate Governance	Human Resources	Director Since
David Thomson, Chairman	59				1988
James C. Smith	57				2012
Sheila C. Bair	62	•			2014
David W. Binet, Deputy Chairman	59		•	•	2013
Mary Cirillo	69		•	•	2005
W. Edmund Clark, C.M.	69			Chair	2015
Michael E. Daniels	62		•	•	2014
P. Thomas Jenkins	57	•			2014
Ken Olisa, OBE	65	•			2008
Vance K. Opperman, Lead Independent Director	74	Chair	Chair	•	1996
Kristin C. Peck	45			•	2016
Barry Salzberg	63	•			2015
Peter J. Thomson	51				1995
Wulf von Schimmelmann	70	•			2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. He is also a director of Pfizer, Inc. Mr. Smith received a BA degree from Marshall University. Mr. Smith is relocating to the company’s office in Toronto, Ontario, Canada in April 2017 as part of an expatriate assignment.

Thomson Reuters Annual Report 2016

Sheila C. Bair is President of Washington College. Prior to her appointment as President of Washington College in August 2015, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also a Senior Advisor to DLA Piper, an international law firm. Prior to August 2011, she was the Chair of the Federal Deposit Insurance Corporation, where she served in that capacity from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000 and Commissioner of the Commodity Futures Trading Commission from 1991 to 1995. Ms. Bair is also a director of Host Hotels & Resorts, Inc. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas. Ms. Bair resides in Kennedyville, Maryland, United States.

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in Journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She is also a director of ACE Ltd. She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.

W. Edmund Clark, C.M. is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. Mr. Clark was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. In 2015, Mr. Clark was appointed as business advisor to the Premier of Ontario. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. He has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. Mr. Clark resides in Toronto, Ontario, Canada.

Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a director of SS&C Technologies Holdings, Inc. and Johnson Controls International plc. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College. Mr. Daniels resides in Hilton Head, South Carolina, United States.

P. Thomas Jenkins is Chairman of OpenText Corporation, a multinational enterprise software firm. He has served as a director of OpenText since 1994 and as its Chairman since 1998. From 1994 to 2005, Mr. Jenkins was President and Chief Executive Officer, and then from 2005 to 2013, Executive Chairman and Chief Strategy Officer of OpenText. Prior to that, Mr. Jenkins was employed in technical and managerial capacities at a variety of technology companies dating back to the late 1970s. He is also a director of OpenText Corporation, TransAlta Corporation and Manulife Financial Corporation. Mr. Jenkins is also an Executive Fellow at the School of Public Policy at the University of Calgary. Mr. Jenkins has an MBA from Schulich School of Business at York University, an M.A.Sc. in electrical engineering from the University of Toronto and a B.Eng. & Mgt. in Engineering Physics and Commerce from McMaster University. Mr. Jenkins resides in Canmore, Alberta, Canada.

Thomson Reuters Annual Report 2016

Ken Olisa, OBE, is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a public technology merchant bank. Prior to that, and following a career at IBM, he was a senior executive for over 10 years at Wang Labs. From 1998 to 2008, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from 2007 until 2011. He serves on the boards of several U.K. not-for-profit organizations. Effective May 2015, Mr. Olisa has been appointed as Her Majesty’s Lord-Lieutenant of Greater London. He has a MA from Fitzwilliam College, Cambridge. Mr. Olisa resides in Kingston, United Kingdom.

Vance K. Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

Kristin C. Peck is Executive Vice President and President of U.S. Operations at Zoetis, a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. From October 2012 through April 2015, she served as Executive Vice President and Group President of Zoetis. Ms. Peck joined Pfizer in 2004 and held various positions, including Executive Vice President, Worldwide Business Development and Innovation; Senior Vice President, Worldwide Business Development, Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning. She also served as a member of Pfizer’s Executive Leadership Team. Prior to joining Pfizer, Ms. Peck was a Principal at Boston Consulting Group. She holds a Bachelor’s degree from Georgetown University and a Master of Business Administration from Columbia Business School. Ms. Peck resides in Darien, Connecticut, United States.

Barry Salzberg is a corporate director. Barry Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. He is currently a Professor at Columbia Business School. Mr. Salzberg has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Mr. Salzberg resides in New York, New York, United States.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. He joined the board of Thomson Reuters in July 2011. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and a member of the Supervisory Board of Allianz Deutschland AG and as a director of Accenture Ltd. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously a member of the Supervisory Board of Deutsche Teleknow, a director of Western Union and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

Thomson Reuters Annual Report 2016

Audit Committee

The Audit Committee comprises Vance K. Opperman (Chair), Sheila Bair, P. Thomas Jenkins, Ken Olisa, Barry Salzberg and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Messrs. Jenkins and Salzberg each qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meet applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Vance K. Opperman (Chair)

• Former President and COO of West Publishing Company

• President and CEO of Key Investment, Inc.

• Chair of Audit Committee of Thomson Reuters for over 10 years

• Member of TCF Financial Corporation audit committee

• Represented financial institutions in securities and financial regulations matters as a practicing attorney

Sheila C. Bair

• Former Chair of the Federal Deposit Insurance Corporation

• Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

• Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

• Former Senior Vice President for Government Relations of the New York Stock Exchange

• Former Commissioner of the Commodity Futures Trading Commission

P. Thomas Jenkins	• Former President and CEO of OpenText Corporation • Chairman of OpenText Corporation • Former member of the Audit Committee of BMC Corporation
Ken Olisa	• Former Interregnum PLC Chair and CEO • Member of private company audit committees and former member of a public company audit committee • U.K. Financial Conduct Authority approved person
Barry Salzberg

• Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

• Professor at Columbia Business School

• Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in economic sciences and Ph.D in economics from University of Zurich • Member of Maxingvest AG audit committee

Thomson Reuters Annual Report 2016

Principal Accountant Fees and Services

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2016 and 2015. The increase in 2016 compared to 2015 was primarily due to a complex, global carve-out audit for the sale of our Intellectual Property & Science business.

(in millions of U.S. dollars)	2016	2015*
Audit fees	$21.2	$22.4
Audit-related fees	13.6	3.3
Tax fees	3.6	2.4
All other fees	0.2	0.2
Total	$38.6	$28.3

*2015 fee amounts have been updated from the amounts disclosed in last year’s annual report to reflect approximately $100,000 of additional approved audit-related fees identified by PricewaterhouseCoopers which related to the year ended December 31, 2015.

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2016 and 2015.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits (including for the sale of our Intellectual Property & Science business), transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services and IT information security assessments.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

Thomson Reuters Annual Report 2016

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

•	The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•	For the year ended December 31, 2016, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet and Clark, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Independent Directors

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2017, the board conducted its annual assessment of the independence of each of its current members and determined that 9 of the 14 directors (approximately 64%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Jim Smith) are separate;

•	We have a Lead Independent Director (Vance K. Opperman); and

•	The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee and Human Resources Committee each have a majority of independent directors.

Thomson Reuters Annual Report 2016

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters
Sheila C. Bair		✓
David W. Binet			✓	President of Woodbridge
Mary Cirillo		✓
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
Michael E. Daniels		✓
P. Thomas Jenkins		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
Kristin C. Peck		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge
Wulf von Schimmelmann		✓
Total	1	9	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2017 that these relationships were immaterial.

Presiding Directors at Meetings of Non-Management and Independent Directors

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required and has been available for consultation with the other independent directors as required. One meeting of the independent directors took place in 2016 which was presided over by Mr. Opperman.

Thomson Reuters Annual Report 2016

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2016 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

Additional Disclosures

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual and special meeting of shareholders to be held on May 3, 2017. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 1, 2017, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and David W. Binet is the President, of Woodbridge, our controlling shareholder. As of March 1, 2017, Woodbridge beneficially owned approximately 62% of our common shares.

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Axellis Limited which was dissolved after liquidation proceedings in the U.K. in 2012.

Thomson Reuters Annual Report 2016

Additional Information

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office and principal executive office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Description of Capital Structure

As of March 1, 2017:

•	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

•	we had outstanding 727,171,474 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles.

Thomson Reuters Annual Report 2016

The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share. For a discussion of the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company, see the “Material Contracts” section below.

Market for Securities

Listings and Index Participation

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

Share Prices

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common Shares (C$)				Common Shares (US$)				Series II Preference Shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2016
January	52.78	49.42	52.40	18,917,604	37.60	33.96	37.40	21,891,818	12.25	10.25	10.98	69,186
February	52.55	47.56	49.57	16,000,898	38.02	34.01	36.60	21,494,507	10.50	10.00	10.00	129,310
March	53.03	48.64	52.62	15,754,052	40.98	36.21	40.48	20,622,085	10.60	10.00	10.10	102,230
April	53.28	50.95	51.64	11,438,281	42.00	39.51	41.13	17,185,085	11.24	9.94	0.00	33,240
May	55.37	50.84	55.07	13,258,536	42.38	39.98	42.05	17,688,714	11.51	10.85	11.30	26,965
June	55.42	50.01	52.27	15,270,591	42.81	38.23	40.42	20,721,098	11.66	10.76	11.25	50,788
July	57.66	52.03	55.01	8,735,892	43.68	39.88	42.11	15,880,245	11.48	10.78	0.00	19,165
August	55.05	52.82	54.31	11,554,764	42.37	41.01	41.49	15,888,236	11.90	11.01	11.75	43,480
September	55.20	52.98	54.25	19,355,764	42.60	40.26	41.38	21,164,258	12.72	11.65	12.72	128,922
October	54.88	52.01	52.86	13,445,785	41.75	39.23	39.41	14,748,777	13.00	11.77	11.95	100,932
November	58.41	52.94	57.99	17,034,572	43.55	39.63	43.21	18,055,266	12.10	11.95	12.05	76,531
December	59.99	57.21	58.76	15,305,805	45.68	42.96	43.78	14,570,083	12.41	11.99	11.53	90,076
2017
January	60.13	58.01	58.33	10,197,957	45.50	43.67	44.84	11,979,147	13.91	12.30	13.80	175,405
February	58.98	55.36	56.16	14,780,314	45.12	42.27	42.30	30,747,372	14.04	13.59	13.95	21,692

Thomson Reuters Annual Report 2016

Dividends

Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2017, our board approved an increase in our annualized dividend rate to $1.38 per share (or $0.345 per share on a quarterly basis), effective with our dividend payable on March 15, 2017 to holders of record as of February 23, 2017. This was the 24th consecutive annual dividend increase for our company. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following graph shows our annualized dividends per common share for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 1, 2017.

	Dividend Currency (Default)	Dividend Currency (For Electing Holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Dividends”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

Thomson Reuters Annual Report 2016

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2017.

	Common Shares (US$)	Series II Preference Shares (C$)
2014
Q1	$0.330000	C$	0.129452
Q2	$0.330000	C$	0.130890
Q3	$0.330000	C$	0.132329
Q4	$0.330000	C$	0.132329
2015
Q1	$0.335000	C$	0.125137
Q2	$0.335000	C$	0.124346
Q3	$0.335000	C$	0.120419
Q4	$0.335000	C$	0.119096
2016
Q1	$0.340000	C$	0.117480
Q2	$0.340000	C$	0.117480
Q3	$0.340000	C$	0.118770
Q4	$0.340000	C$	0.118770
2017
Q1	$0.345000	C$	*
*The first quarter 2017 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

Woodbridge

As of March 1, 2017, Woodbridge beneficially owned approximately 62% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	corporate governance, including the effectiveness of our board;

•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

Thomson Reuters Annual Report 2016

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

Transfer Agents and Registrars

Type of Shares	Country	Transfer Agent/Registrar	Location of Transfer Facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

Ratings of Debt Securities

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are rated Baa2 (stable) by Moody’s, BBB+ (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).

Thomson Reuters Annual Report 2016

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

Material Contracts

Credit Agreement

In November 2016, we decreased the size of our syndicated credit facility from $2.5 billion to $2.4 billion and extended the maturity date of the facility from May 2018 to November 2021. The facility may be used to provide liquidity for general corporate purposes (including to support our commercial paper program).

We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2016.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

•	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•	That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Annual Report 2016

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other representatives to the nomination committee. Other members are representatives of press associations from the United Kingdom, Australia and New Zealand.

The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate. The directors meet with representatives of senior management at the Thomson Reuters Founders Share Company board meetings and Thomson Reuters site visits; the directors of the Thomson Reuters Founders Share Company also have access to our board, as necessary. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointments are:

Name	Country	Director Since
Dame Helen Alexander (Chairman)	U.K.	2011
Pascal Lamy	France	2009
Dr. Michael Naumann	Germany	2010
Yuko Kawamoto	Japan	2011
Pedro Malan	Brazil	2011
Beverly LW Sunn	Hong Kong	2012
Steven Turnbull	U.K.	2013
Lord Jay of Ewelme	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.	2014
Nicholas Lemann	U.S.	2014
Ory Okolloh	Kenya	2015
President Tarja Halonen	Finland	2016
Kim Williams, AM	Australia	2016
Ronald G. Close	Canada	2016

Prior to May 1, 2014, directors were appointed for an initial term of five years that ends on December 31 following the fifth anniversary of appointment. Those directors are eligible for re-appointment for an additional term of five years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment for an additional term of three years, subject to a maximum term of nine years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Thomson Reuters Annual Report 2016

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Principal Subsidiaries

The following provides information about our principal subsidiaries as of December 31, 2016. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2016, have been omitted.

Subsidiary	Jurisdiction of Incorporation/Formation
3276838 Nova Scotia Company	Nova Scotia, Canada
FX Alliance, LLC	Delaware, United States
International Thomson Reuters B.V.	The Netherlands
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Manatron Holdings, Inc.	Delaware, United States
Manatron, Inc.	Michigan, United States
Manatron Intermediate Holdings, Inc.	Delaware, United States
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters Limited	England
Reuters Transaction Services Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (GRC) Inc.	Delaware, United States
Thomson Reuters (Legal) Inc.	Minnesota, United States
Thomson Reuters (Markets) Deutschland GmbH	Germany
Thomson Reuters (Markets) LLC	Delaware, United States
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Tax & Accounting) Inc.	Texas, United States
Thomson Reuters (TRI) Inc.	Delaware, United States
Thomson Reuters America Corporation	Delaware, United States
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Corporation Pte Limited	Singapore
Thomson Reuters Deutschland GmbH	Germany

Thomson Reuters Annual Report 2016

Subsidiary	Jurisdiction of Incorporation/Formation
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters France	France
Thomson Reuters Global Resources Unlimited Company	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, United States
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Holdings SARL	France
Thomson Reuters Hong Kong Limited	Hong Kong
Thomson Reuters India Holdings B.V.	The Netherlands
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters Markets KK	Japan
Thomson Reuters No. 4 Inc.	Delaware, United States
Thomson Reuters No. 5 LLC	Delaware, United States
Thomson Reuters No. 8 LLC	Delaware, United States
Thomson Reuters U.S. LLC	Delaware, United States
Thomson UK Limited	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, United States
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, United States
Worldscope/Disclosure L.L.C.	Delaware, United States

Interests of Experts

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 9, 2017 in respect of our consolidated financial statements as at December 31, 2016 and December 31, 2015, and for each of the years ended December 31, 2016 and December 31, 2015 and our internal control over financial reporting as at December 31, 2016. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

Thomson Reuters Annual Report 2016

Further Information and Disclosures

Iran Threat Reduction and Syria Human Rights Act Disclosure

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2016. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2016, certain of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to one customer covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. These sales represented approximately 0.00437% of our company’s 2016 consolidated revenues. The aggregate gross revenues attributable to these sales in 2016 were approximately $488,400. We estimate that the 2016 net profit attributable to these sales was approximately $390,720. Our Reuters business does not plan to renew its existing customer contract or enter into new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Additionally, in 2016, our former Intellectual Property & Science business, which we sold in October 2016, sold products to six customers covered by the ITRA. The products sold were exempt from applicable economic sanctions laws and regulations as exports of information and informational materials. These transactions and dealings by our former Intellectual Property & Science business represented approximately 0.00512% of our 2016 consolidated revenues. The aggregate gross revenues attributable to these sales through October 3, 2016 (when we sold the Intellectual Property & Science business) were approximately $572,231. We estimate that the 2016 net profit attributable to these sales was approximately $311,286. We have no plans to enter into new sales contracts with these customers as we no longer own the Intellectual Property & Science business.

Other Information and Disclosures

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, United States. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual and special meeting of shareholders to be held on May 3, 2017. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing

Thomson Reuters Annual Report 2016

or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Dominic Ebenbichler.

Thomson Reuters Annual Report 2016

Cross Reference Tables

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2016 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

Annual Information Form (Form 51-102F2) Cross Reference Table

Page/Document
Item 1.	Cover Page	Cover
Item 2.	Table of Contents	1
Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	164
	3.2 Intercorporate Relationships	171-172
Item 4.	General Development of the Business
	4.1 Three Year History	6-7
	4.2 Significant Acquisitions	16, 36
Item 5.	Describe the Business
	5.1 General	2-17
	5.2 Risk Factors	18-28
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A
Item 6.	Dividends	166-167
Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	164-165
	7.2 Constraints	N/A
	7.3 Ratings	168-169
Item 8.	Market for Securities
	8.1 Trading Price And Volume	165
	8.2 Prior Sales	N/A
Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A
Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	153-163
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	163
	10.3 Conflicts Of Interest	N/A
Item 11.	Promoters	N/A
Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	64-65
	12.2 Regulatory Actions	64-65
Item 13.	Interest of Management and Others in Material Transactions	67-68
Item 14.	Transfer Agents and Registrars	168

Thomson Reuters Annual Report 2016

		Page/Document
Item 15.	Material Contracts	169-171
Item 16.	Interest of Experts
	16.1 Names Of Experts	172
	16.2 Interests Of Experts	172
Item 17.	Additional Information	173
Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A

Form 40-F Cross Reference Table

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	88-152
Management’s Discussion And Analysis	29-87
Disclosure Controls And Procedures	71
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	71
b. Management’s Report On Internal Control Over Financial Reporting	88
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	89
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	159, 161
Code Of Ethics	163
Principal Accountant Fees And Services	160-161
Off-Balance Sheet Arrangements	63-64
Tabular Disclosure Of Contractual Obligations	63-64
Identification Of The Audit Committee	159

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